Exhibit 2.1

EXECUTION COPY

STOCK AND ASSET PURCHASE AGREEMENT

BETWEEN

EASTMAN KODAK COMPANY, AS DEBTOR-IN-POSSESSION,

THE OTHER SELLER PARTIES LISTED ON THE SIGNATURE PAGES HERETO,

AND

KPP TRUSTEES LIMITED, AS TRUSTEE FOR THE KODAK PENSION PLAN OF

THE UNITED KINGDOM

DATED AS OF APRIL 26, 2013

i

SCHEDULES

SCHEDULE I:	Closing Date Transactions

SCHEDULE II:	Contingent Purchase Price Adjustment

EXHIBITS

EXHIBIT A:	Form of Assignment and Assumption Agreement

EXHIBIT B:	Settlement Agreement

EXHIBIT C:	[INTENTIONALLY OMITTED]

EXHIBIT D:	Form of Transition Services Agreement

EXHIBIT E:	Specialty Chemicals Supply Agreement Term Sheet

EXHIBIT F:	PDC Master Development and Support Agreement Term Sheet

EXHIBIT G:	Display Film Supply Agreement Term Sheet

EXHIBIT H:	Technical Knowledge Management Professional Services Agreement Term Sheet

EXHIBIT I:	Printhead Refurbishment and Parts Supply Agreement Term Sheet

EXHIBIT J:	Analytical Services Agreement Term Sheet

EXHIBIT K-1:	Form of Software and Intellectual Property License Agreement (PI Business)

EXHIBIT K-2	Form of Software and Intellectual Property License Agreement (DI Business)

EXHIBIT L:	Pilot Extrusion and Coating Service Agreement Term Sheet

EXHIBIT M:	Photo Chemicals Supply Agreement Term Sheet

EXHIBIT N-1:	Kodak Patents License Agreement (PI Business)

EXHIBIT N-2:	Kodak Patents License Agreement (DI Business)

EXHIBIT O-1:	Form of Patent Grant-Back License Agreement (PI Business)

EXHIBIT O-1:	Form of Patent Grant-Back License Agreement (DI Business)

EXHIBIT P:	[INTENTIONALLY OMITTED]

EXHIBIT Q:	Shared Site Agreement Term Sheet

EXHIBIT R:	Form of BFN Irrevocable Offers

EXHIBIT S:	Film and Materials Supply Agreement Term Sheet

EXHIBIT T-1:	Form of Trademark Assignment Agreement (PI Business)

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EXHIBIT T-2:	Form of Trademark Assignment Agreement (DI Business)

EXHIBIT U-1:	Patent Assignment Agreement (PI Business)

EXHIBIT U-2:	Patent Assignment Agreement (DI Business)

EXHIBIT V:	KEPS Equipment Supply Agreement Term Sheet

EXHIBIT W:	Harrow Lease

EXHIBIT X:	RAA Deed

EXHIBIT Y:	Clearance Application

EXHIBIT Z:	Form of Local Transfer Agreement

EXHIBIT AA:	Hold Harmless Agreement

EXHIBIT BB-1:	Trademark License Agreement (PI Business)

EXHIBIT BB-2:	Trademark License Agreement (DI Business)

EXHIBIT CC:	RFS Sensitizing Technical Agreement Term Sheet

EXHIBIT DD:	Paper Control Strip Tolling Agreement Term Sheet

EXHIBIT EE:	Xiamen Utilities Supply Agreement Term Sheet

EXHIBIT FF-1:	DC/KISS Patents Sublicense Agreement (PI Business)

EXHIBIT FF-2:	DC/KISS Patents Sublicense Agreement (DI Business)

EXHIBIT GG:	Brazil Equipment Leasing Agreement

EXHIBIT HH:	Rochester Leases

EXHIBIT II-1:	Fuji Patents Sublicense Agreement (Silver Halide)

EXHIBIT II-2:	Fuji Patents Sublicense Agreement (Film-With-Lens)

EXHIBIT JJ:	Working Capital Principles

EXHIBIT KK:	Form of Working Capital Statement

STOCK AND ASSET PURCHASE AGREEMENT

This Stock and Asset Purchase Agreement is dated as of April 26, 2013, between Eastman Kodak Company, a New Jersey corporation (“Seller”), the other Seller Parties listed on the signature pages hereto (together with Seller, the “Principal Seller Parties”), and KPP Trustees Limited, as trustee for the KPP (“Purchaser” and, together with the Principal Seller Parties, each a “Party” and together the “Parties”).

W I T N E S S E T H:

WHEREAS, on January 19, 2012 (the “Petition Date”), Seller and certain of its Affiliates (the “Debtors”) filed petitions under Chapter 11 of the Bankruptcy Code, 11 U.S.C. § 101 et seq. (as in effect on the date of this Agreement and as may be amended from time to time, the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York, commencing their Chapter 11 bankruptcy cases (the “Bankruptcy Cases”);

WHEREAS, Purchaser has filed the KPP Claims in the Bankruptcy Cases and also asserts that KL is liable to Purchaser for certain funding obligations with respect to the KPP;

WHEREAS, on the date hereof, or shortly thereafter in the case of a second application to the Pension Regulator of the United Kingdom, Seller, Purchaser and certain other parties are signing and delivering (a) a settlement agreement (the “Settlement Agreement”) resolving the KPP Claims and containing a mutual release in the form attached hereto as Exhibit B, (b) a deed under English law in the form attached hereto as Exhibit X (the “RAA Deed”) providing for the apportionment of pension liabilities as between KL and a new employer created by Purchaser for the purpose of acquiring substantially all pension liabilities of KL and (c) an application to the Pensions Regulator of the United Kingdom in the form attached hereto as Exhibit Y, and a subsequent application materially in similar form to the document attached hereto as Exhibit Y, made by the applicants to those applications (including Seller, KL, Kodak Polychrome Graphics Finance UK Limited and their affiliates and directors), both applications being for a clearance statement under section 42 and 46 of the Pensions Act, 2004, §§ 1 et. seq., c. 35 (Eng.) (together, the “Clearance Application”) for the release of the applicants specified therein (including Seller, KL and their affiliates and directors) from liabilities relating to Purchaser;

WHEREAS, the execution and delivery of this Agreement and the sale and transfer to Purchaser or one or more Purchaser Assigns of certain assets and liabilities of the Business and the capital stock of the Transferred Subsidiary, as more particularly set forth herein, are conditions precedent to the effectiveness of the transactions contemplated by the Settlement Agreement, the RAA Deed and the Clearance Application; and

WHEREAS, Seller and the Debtor Subsidiary Sellers have agreed to file with the Bankruptcy Court a motion for approval of the transactions contemplated by the Settlement Agreement and this Agreement pursuant to and in accordance with Rule 9019 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”) and Sections 105, 363 and 365 of the Bankruptcy Code.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

Article I

INTERPRETATION

Section 1.1 Definitions.

As used in this Agreement, the following terms have the meanings set forth below:

“365 Debtor Contract” means any Debtor Contract entered into prior to the Petition Date that is an executory contract or unexpired lease as defined under Section 365 of the Bankruptcy Code.

“503(b)(9) Claim” means any Claim asserted pursuant to Section 503(b)(9) of the Bankruptcy Code.

“Access Employees” has the meaning set forth in Section 5.16(e).

“Accounting Arbiter” has the meaning set forth in Section 2.6(e).

“Acquired Rights” means (a) Council Directive 2001/23/EC or any directive replacing or amending the same and the implementing Laws in the relevant countries and (b) other applicable Laws in any non-U.S. jurisdiction which require the automatic transfer of employees and their rights upon the transfer of a business or part of a business as a going concern.

“Action” means any litigation, action, audit, suit, charge, binding arbitration or other legal, administrative, regulatory or judicial proceeding.

“Actual Severance Payment Amount” has the meaning set forth in Section 7.2(d).

“Additional Commercial Agreements” has the meaning set forth in Section 5.28(b).

“Additional Transfer Taxes” has the meaning set forth in Section 5.30(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which the determination of affiliation is being made; provided, however, that unless and until such time as the applicable BFN Local Transfer Agreements are entered into, no BFN Seller or Subsidiary of a BFN Seller shall be deemed an Affiliate of Seller or any other Seller Party. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person.

“Agreement” means this Stock and Asset Purchase Agreement, the Seller Disclosure Schedule and all Exhibits and Schedules attached hereto and thereto and all amendments hereto and thereto made in accordance with Section 11.3.

“Analytical Services Agreement” means the agreement between Seller, as provider, and Purchaser or a Purchaser Assign, as customer, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit J and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Ancillary Agreements” means (a) the Assignment and Assumption Agreement, (b) the Transition Services Agreement, (c) the Specialty Chemicals Supply Agreement, (d) the PDC Master Development and Support Agreement, (e) the Display Film Supply Agreement, (f) the Technical Knowledge Management Professional Services Agreement, (g) the Printhead Refurbishment and Parts Supply Agreement, (h) the Analytical Services Agreement, (i) the Software and Intellectual Property License Agreements, (j) the Pilot Extrusion and Coating Service Agreement, (k) the Photo Chemicals Supply Agreement, (l) the Kodak Patents License Agreements, (m) the Patent Grant-Back License Agreements, (n) the Reverse Transition Services Agreement, (o) the Shared Site Agreements, (p) the Film and Materials Supply Agreement, (q) the Trademark Assignment Agreements, (r) the Patent Assignment Agreements, (s) the Harrow Lease, (t) the Local Transfer Agreements, (u) the Hold Harmless Agreement, (v) the Trademark License Agreements, (w) the RFS Sensitizing Technical Agreement, (x) the Paper Control Strip Tolling Agreement, (y) the Xiamen Utilities Supply Agreement, (z) the DC/KISS Patents Sublicense Agreements, (aa) the Fuji Patents Sublicense Agreements, (bb) the Brazil Equipment Leasing Agreement, (cc) the KEPS Equipment Supply Agreement, (dd) the Rochester Leases and (ee) any Additional Commercial Agreements.

“Annual Contributions” has the meaning given to Annual Company Contribution in the KPP Schedule of Contributions.

“Antitrust Laws” means all federal, state or foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Arbiter Statement” has the meaning set forth in Section 2.6(e).

“Assigned 365 Debtor Contracts” has the meaning set forth in Section 2.1(f)(ii).

“Assigned Contracts” means all Assigned Debtor Contracts and all Assigned Non-Debtor Contracts.

“Assigned Debtor Contracts” means (a) the Assigned 365 Debtor Contracts and (b) any other Debtor Contract that is not (i) a 365 Debtor Contract or (ii) a Non-Assigned Asset subject to Section 5.12.

“Assigned Non-Debtor Contracts” means any Seller Contract or Shared Contract that is not (a) a Debtor Contract, (b) an Intercompany Contract or (c) a Non-Assigned Asset subject to Section 5.12.

“Assignment and Assumption Agreement” has the meaning set forth in Section 2.4(d).

“Assumed Liabilities” has the meaning set forth in Section 2.1(d).

“Assumption and Assignment Motion” has the meaning set forth in Section 2.1(g)(i).

“Assumption List” has the meaning set forth in Section 2.1(f)(ii).

“Audited Historical Carve-Out Financial Statements” means, collectively, (i) the audited combined financial statements prepared on a carve-out basis for each of Retail Systems Solutions, Paper & Output Systems and Document Imaging, which comprise the combined statements of financial position as of December 31, 2012 and December 31, 2011, and the related combined statements of operations, of comprehensive income (loss), of invested equity (deficit) and of cash flows for each of the three (3) years in the period ended December 31, 2012.

“Backup System” means any system used by Seller or its Affiliates to back up or archive electronic data, including backup tapes and other backup or archival media.

“Bankruptcy Cases” has the meaning set forth in the recitals to this Agreement.

“Bankruptcy Code” has the meaning set forth in the recitals to this Agreement.

“Bankruptcy Consents” has the meaning set forth in Section 3.2.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York, having jurisdiction over the Bankruptcy Cases.

“Bankruptcy Laws” means, collectively, the Bankruptcy Code, the Bankruptcy Rules and the Local Bankruptcy Rules for the Bankruptcy Court for the Southern District of New York.

“Bankruptcy Rules” has the meaning set forth in the recitals to this Agreement.

“BFN Assets” means, collectively, the Belgium Transferred Assets, the France Transferred Assets, and the Netherlands Transferred Assets, in each case, as defined in the applicable BFN Local Transfer Agreement.

“BFN Employees” means the employees of the BFN Sellers dedicated to the operation of the Business.

“BFN Irrevocable Offers” means, collectively, the irrevocable offers to be made by Purchaser or a Foreign Acquisition Entity formed by Purchaser to each of the BFN Sellers for the sale and transfer of certain assets and Liabilities of the Business held by such BFN Sellers, in substantially the forms attached hereto as Exhibit R.

“BFN Local Transfer Agreements” means those certain asset transfer agreements substantially in the forms attached to the BFN Irrevocable Offers, with such modifications and additional related documents as mutually agreed by the Parties to effect the sale and transfer of certain assets and Liabilities of the Business held by each of the BFN Sellers and the transfer and employment of the BFN Employees on the terms and subject to the conditions of such agreements.

“BFN Sellers” means Kodak SA/NV, KODAK SAS and Kodak Nederland B.V.

“BFN Swiss Assets” means all title and interest of EKSA in (i) any spare parts and products Inventory owned by EKSA in the possession of the relevant BFN Seller employees for the purpose of providing products or professional and technical services to customers of the Business, (ii) all France Assigned Contracts, Belgium Assigned Contracts and Netherlands Assigned Contracts (as defined in the relevant BFN Local Transfer Agreement) pursuant to which the relevant BFN Seller is a party as an undisclosed agent (“commissionnaire”) acting on behalf of EKSA as principal and (iii) all goodwill associated with the services provided or the products sold or otherwise made available pursuant to such France Assigned Contracts, Belgium Assigned Contracts and Netherlands Assigned Contracts.

“Brazil Equipment Leasing Agreement” means the agreement between Seller and Kodak Brasileira Comércio de Produtos para Imagem e Serviçios Ltda., on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit GG and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Business” means, collectively, the DI Business and the PI Business.

“Business Combination” has the meaning set forth in Section 5.21(b)(vii).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Business Information” means copies of all books, records, plans, reports, files, ledgers, competitive research, documentation (including documentation relating to the Business Registered IP, user and technical manuals, training guides, product and service design specifications and related design documentation, program flowcharts, documents describing the interrelationships and functions of Software, and other documentation and information necessary to develop, build, test, use and maintain products and services of the Business), website content (but excluding any Trademarks, other than Transferred Trademarks, included thereon), sales literature or similar information or materials (whether in paper or electronic form), in each case, in the possession or under the control of any Seller Party, to the extent relating to the historic, current and currently planned affairs, operations, assets, liabilities, personnel, customers, distributors, licensors, licensees, contracts, business plans, products, research and development, results of operations, financial condition or other aspects of the Business (including as currently planned to be conducted), but excluding electronic mail and all Excluded Information.

“Business Intellectual Property” means the Transferred Intellectual Property and the Intellectual Property and Software owned by the Transferred Subsidiary.

“Business Registered IP” has the meaning set forth in Section 3.8(a).

“Capital Expenditure Budget” means, collectively, the budgets for capital expenditures for each of Retail Systems Solutions, Paper & Output Systems, Film Capture, Event Imaging Solutions and Document Imaging for fiscal year 2013 attached hereto on Section 1.1(s) of the Seller Disclosure Schedule.

“Cash Compensation” means an Employee’s base salary or wages, and annual target cash bonus (including variable and other incentives) or sales and commission opportunities, as applicable.

“Cash Price” has the meaning set forth in Section 2.2(a).

“Change” means any event, occurrence, development or change.

“Chapter 11 Plan” means a chapter 11 plan of reorganization of each of the Debtors, which plan contemplates the consummation of the Transactions and the settlement of the KPP Claims in accordance with the terms of the Settlement Agreement.

“CI Competing Business” has the meaning set forth in Section 5.22(b)(vi).

“CI Competing Person” has the meaning set forth in Section 5.22(b)(vi).

“Claim” has the meaning set forth in Section 101(5) of the Bankruptcy Code.

“Claim Notice” has the meaning set forth in Section 10.4(a).

“Clearance Application” has the meaning set forth in the recitals to this Agreement.

“Closing” has the meaning set forth in Section 2.3.

“Closing Accounts Payable” means the net trade accounts payable of the Business as of the Closing Date, as determined in accordance with the Working Capital Principles.

“Closing Accounts Receivable” means the net trade accounts receivable of the Business as of the Closing Date, as determined in accordance with the Working Capital Principles.

“Closing Adjusted Working Capital” means an amount equal to (a) the Closing Accounts Receivable, minus (b) the Closing Accounts Payable, plus (c) the Closing Inventory.

“Closing Date” has the meaning set forth in Section 2.3.

“Closing Inventory” means the net inventory of the Business as of the Closing Date to the extent a Transferred Asset, as determined in accordance with the Working Capital Principles.

“COBRA” means the continuation coverage required by Section 4980B of the Code or any similar U.S. state Law.

“Code” means the United States Internal Revenue Code of 1986, as may be amended from time to time.

“Colorado Manufacturing Line” has the meaning set forth in Section 5.22(d).

“Commercial Imaging Business” means the business of Seller and its Subsidiaries known as Commercial Imaging as such business is currently conducted by Seller and its Subsidiaries. For the avoidance of doubt and without limitation, the Commercial Imaging Business includes (a) Functional Printing (as such term is defined in the Kodak Patents License Agreement) and (b) the business of developing, marketing and selling certain products, including NexPress, Prinergy and other products, to commercial print providers for use in the production of “premium photo” products, including photo books, personal holiday cards and personal calendars, in each case as such business is currently conducted by Seller and its Subsidiaries.

“Combined Records” means records and other materials (tangible and electronic) that contain information related to the Business and information related to the other businesses of Seller and its Affiliates.

“Confidentiality Agreement” means the confidentiality agreement between Purchaser and Seller dated April 10, 2012.

“Consent” means any approval, authorization, consent, Order, license, permission, permit, qualification, exemption or waiver by or from any Government Entity or other Third Party.

“Continuation Period” has the meaning set forth in Section 7.1(a)(v).

“Continuity Plan” means the Eastman Kodak Company Continuity Plan approved by the Bankruptcy Court on April 30, 2012, as the same may be amended, modified, supplemented or replaced from time to time.

“Contract” means any written binding contract, agreement, subcontract, lease, sublease, license, purchase order, work order, sales order, indenture, note, bond, instrument, mortgage, commitment, covenant or undertaking, but excluding any Seller Employee Plan.

“Controlling Entity” has the meaning set forth in Section 5.21(c).

“Copyrights” means rights associated with works of authorship and literary property rights, including copyrightable works, copyrights, moral rights, mask work rights and design rights, whether or not registered, and any registrations and applications for registration therefor and moral rights associated therewith and renewals, extensions, restorations and reversions thereof.

“Covered Assets and Persons” means the Business and the assets (including the Transferred Assets), tangible or intangible property, Liabilities, ownership, activities, businesses, operations, current and former shareholders, and current and former directors, officers, employees and agents of the Seller Parties to the extent related to the Business, the Transferred Assets or the Assumed Liabilities.

“Covered Purchaser Parties” has the meaning set forth in Section 5.22(a).

“Covered Seller Parties” has the meaning set forth in Section 5.21(a).

“Cure Costs” means, with respect to any 365 Debtor Contract, all liabilities and obligations, including pre-petition monetary liabilities, of the relevant Debtor that must be paid or otherwise satisfied to cure all of the Debtors’ defaults in connection with the assumption and assignment of any 365 Debtor Contract, and any other amounts that must be paid pursuant to Section 365(b)(1)(A) or Section 365(b)(1)(B) of the Bankruptcy Code, at the time of the assumption thereof and assignment to Purchaser as provided hereunder, in each case as such amounts are determined by the Bankruptcy Court or agreed in writing by and between the applicable Debtor and any other party to such 365 Debtor Contract.

“Current Assets” means the “current assets” (as such term is defined by GAAP) of the Business. Except as set forth in Section 6.5(b) with respect to the Transferred Subsidiary, Current Assets shall not include any Tax assets. For the avoidance of doubt, the Tax component (including embedded value added Taxes) excluded from Current Assets is addressed in Section 6.3.

“Current Business Information” means Business Information, including Business Information stored in Shared Systems, that, as of the Closing Date, is either (i) not Historic Business Information or (ii) necessary to the operation of the Business as currently conducted. For the avoidance of doubt, Business Information that is required to be in the possession of Purchaser in order for Purchaser to comply with applicable Law is deemed to be within the scope of clause (ii).

“Current Liabilities” means the “current liabilities” (as such term is defined by GAAP) of the Business. Except as set forth in Section 6.5(b) with respect to the Transferred Subsidiary, Current Liabilities shall not include any Tax liabilities (except for payroll and withholding Tax accrued liabilities in respect of unpaid and accrued bonuses, commissions and vacation). For the avoidance of doubt, the Tax component (including embedded value added Taxes) excluded from Current Liabilities is addressed in Section 6.3.

“Day-One Actions” has the meaning set forth in Section 5.17(f).

“Day-One Plan” has the meaning set forth in Section 5.17(e).

“Day One Readiness” has the meaning set forth in Section 5.17(e).

“DC/KISS Patents Sublicense Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing in the forms attached hereto as Exhibit FF-1 and Exhibit FF-2.

“Debtor Contract” means any Seller Contract or Shared Contract to which a Debtor is a party that is not (a) an Intercompany Contract or (b) a Contract set forth on Section 1.1(r) of the Seller Disclosure Schedule.

“Debtors” has the meaning set forth in the recitals to this Agreement.

“Debtor Subsidiary Sellers” means the Subsidiaries of Seller listed on Section 1.1(a) of the Seller Disclosure Schedule, each of which is a Debtor.

“Deferred Employee Transfer Date” has the meaning set forth in Section 5.12(a).

“Deferred Employees” has the meaning set forth in Section 5.12(a).

“Deferred Revenue Obligations” means the obligations of the Business in respect of deferred revenue to the extent arising out of the obligations of any Seller Party under the terms of the Assigned Contracts or the Shared Contracts that relate to and are to be performed during periods after the Closing.

“DI Business” means the business of the Seller Parties known as Document Imaging as such business is currently conducted by any of the Seller Parties.

“DI Closing LTM COGS” means the cost of goods sold of the DI Business for the three-month period ending on the Closing Date, as determined in accordance with the Working Capital Principles.

“DI Closing LTM Revenues” means the revenues of the DI Business for the three-month period ending on the Closing Date, as determined in accordance with the Working Capital Principles.

“DI Reference Accounts Payable” means an amount equal to (a) 39, divided by (b) the number of days in the three-month period ending on the Closing Date, multiplied by (c) the DI Closing LTM COGS.

“DI Reference Accounts Receivable” means an amount equal to (a) 39, divided by (b) the number of days in the three (3) month period ending on the Closing Date, multiplied by (c) the DI Closing LTM Revenues.

“DI Reference Adjusted Working Capital” means an amount equal to (a) the DI Reference Accounts Receivable, minus (b) the DI Reference Accounts Payable, plus (c) the DI Reference Inventory.

“DI Reference Inventory” means an amount equal to (a) 42, divided by (b) the number of days in the three (3) month period ending on the Closing Date, multiplied by (c) the DI Closing LTM COGS.

“DIP Facilities” means the Senior DIP Facility and Junior DIP Facility.

“Direct Claim” means a claim for indemnification under this Agreement for a Loss that does not result from a Third Party Claim.

“Display Film Supply Agreement” means the agreement between Seller, as provider, and Purchaser or a Purchaser Assign, as customer, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit G and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Dispute Notice” has the meaning set forth in Section 5.26.

“Effective Hire Date” has the meaning set forth in Section 7.1(a)(ii).

“EKSA” means Eastman Kodak Sarl.

“Employee” means (a) any employee of any Seller Party (including those employees required by and in accordance with the Acquired Rights and local employment or other Laws, including, if applicable, in accordance with the requirements of any applicable works council or other employee body agreement) as set forth on Section 1.1(t)(i) of the Seller Disclosure Schedule and (b) any employee of the Transferred Subsidiary as set forth on Section 1.1(t)(ii) of the Seller Disclosure Schedule; provided, however, that any BFN Employee will not be an Employee for purposes of this Agreement unless and until the date that the applicable BFN Local Transfer Agreement is entered into.

“Employee Information” has the meaning set forth in Section 3.15(b).

“Environmental Law” means any applicable Law concerning the pollution or the protection of the environment (including air, water, and soil), natural resources, or, as it relates to Hazardous Materials, health and safety or the generation, manufacture, use, treatment, storage, handling, Release, Remediation, or disposal of Hazardous Materials, in each case as in effect presently or prior to the Closing Date, but for the avoidance of doubt excluding any Laws relating to products liability.

“Environmental Liability” means any Liability under Environmental Law or with respect to Hazardous Materials, but not including products liability.

“Environmental Permit” means any Government Consent required under any Environmental Law for the activities of the Business as currently conducted.

“Equipment” means any tangible property, including all trade fixtures and fixtures, furniture, furnishings, fittings, equipment, machinery, apparatus, appliances, computer hardware (including laptops, desktops, servers, integrated computer systems, central processing units and memory units), cell phones and other personal digital assistants (PDAs) and other articles of personal property; provided, however, that “Equipment” shall not include any (a) Inventory, (b) Intellectual Property, (c) Software, (d) Excluded IT, (e) Excluded Information or (f) items of tangible property personally assigned to Employees who are not Transferred Employees as of the Closing Date.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as may be amended from time to time.

“Estimated Severance Payment Amount” has the meaning set forth in Section 7.2(d).

“Excluded Assets” has the meaning set forth in Section 2.1(b).

“Excluded Current Assets” means cash and cash equivalents, including bank account balances and all petty cash.

“Excluded Contracts” means (a) all 365 Debtor Contracts not included on the Assumption List, (b) all Intercompany Contracts and (c) all Contracts set forth on Section 1.1(r) of the Seller Disclosure Schedule.

“Excluded Environmental Liabilities” means any Environmental Liabilities arising from or in connection with (i) the Excluded Assets, (ii) any Real Property currently or formerly owned, operated or leased by the Seller Parties or their Affiliates, other than the Transferred Real Property, the Harrow Facility or the Real Property Leases, (iii) any personal injury caused by exposure to Hazardous Materials, or off-site waste disposal, in each case to the extent such exposure or disposal occurred prior to the Closing Date and arose from or was in connection with the current or past operations or properties of the Seller Parties and their Affiliates or was otherwise assumed by the Seller Parties and their Affiliates, or (iv) any action by the Seller Parties or their Affiliates at any Real Property listed on Schedule 5.25(g) from and after the Closing.

“Excluded Information” means (a) any personnel records, books, files or other documentation relating to the Employees other than the Transferred Employee Records, (b) except for any information required to be provided by Seller pursuant to Section 6.6, any Tax records that do not exclusively relate to the Transferred Subsidiary, (c) any books, files, ledgers, documentation or similar information that Seller Parties are required by Law (including Laws relating to privilege or privacy) not to disclose, (d) corporate minutes and governing documents of Seller and its Affiliates (other than the Transferred Subsidiary), (e) all records and reports prepared or received by or for Seller and its Affiliates in connection with the sale of the Business and the transactions contemplated hereby, including all analyses relating to the Business or Purchaser or its Affiliates so prepared or received, (f) all confidentiality agreements with prospective purchasers of the Business or any portion thereof (except that, to the extent permitted by Law and the terms of such agreements, Seller shall assign to Purchaser at the Closing all of Seller’s rights under such agreements to confidential treatment of information with respect to the Business and with respect to solicitation and hiring of Transferred Employees), and all bids and expressions of interest received from Third Parties with respect thereto and (g) all records and information that reside only in a Backup System.

“Excluded IT” means all information technology hardware, software and systems (including information technology hardware, software and systems listed on Section 1.1(b) of the Seller Disclosure Schedule) that in each case are not used or held for use exclusively in connection with the Business (or any portion thereof); provided, that, Excluded IT does not include (i) Transferred Seller Software, (ii) Transferred Third Party Software or (iii) Owned Equipment set forth on Section 1.1(e) of the Seller Disclosure Schedule.

“Excluded Liabilities” has the meaning set forth in Section 2.1(e).

“Excluded Real Property” means (a) the Harrow Facility, subject to the provisions of Section 5.25(f), and (b) any Shared Sites that the Parties mutually agree in writing to exclude as a Shared Site.

“Excluded Receivables” means accounts receivable, notes receivable and other rights to payment arising out of the Excluded Contracts.

“FAS87” means U.S. Accounting Standards Codification Section 715-30.

“Film and Materials Supply Agreement” means the agreement between Seller, as supplier, and Purchaser, as customer, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit S and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Film Capture Operations Financial Statements” has the meaning set forth in Section 3.11(b).

“Final Allocation” has the meaning set forth in Section 6.4(b).

“Financial Statements” has the meaning set forth in Section 3.11(b).

“Foreign Acquisition Entities” has the meaning set forth in Section 5.3(e).

“Form of Working Capital Statement” means the Working Capital Statement set forth on Exhibit KK hereto.

“Fuji Patents Sublicense Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing in the forms attached hereto as Exhibit II-1 and Exhibit II-2.

“GAAP” means United States generally accepted accounting principles, methods, standards and practices as may be approved by the Financial Accounting Standards Board or the Securities and Exchange Commission, in each case as of the date or period at issue, and as applied by Seller in accordance with its past practice.

“General Scope of Services” has the meaning set forth in Section 5.17(a).

“Government Antitrust Entity” means any Government Entity with jurisdiction over enforcement of any applicable Antitrust Law.

“Government Consent” means any approval, authorization, consent, Order, license, permission, permit, qualification, exemption or waiver by or from any Government Entity.

“Government Entity” means any U.S., supranational, foreign, federal, territorial, provincial or state governmental authority, any quasi-governmental authority, instrumentality, court, receiver, administrator, government, commission or tribunal of any of the foregoing, and any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing (including the Pension Protection Fund and the Pension Regulator of the United Kingdom).

“Guarantee” has the meaning given to the term “Guaranty” in the Settlement Agreement.

“Harrow Facility” means that certain parcel of land and related building and improvements located at Headstone Drive, Harrow, Middlesex HA1 4TY, United Kingdom.

“Harrow Lease” means the lease between KL, on the one hand, and Purchaser or its Affiliate, on the other hand, to be executed contemporaneously with the Closing in the form attached hereto as Exhibit W.

“Hazardous Materials” means any chemical, material, waste or substance listed, regulated or defined under applicable Environmental Law, and including polychlorinated biphenyls (PCBs), mold, methyl-tertiary butyl ether (MTBE), asbestos or asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, Chinese drywall, and petroleum and petroleum products (including crude oil or any fraction thereof).

“Historic Business Information” means Business Information in electronic form stored in Shared Systems with a Record Age of three (3) years or more. For the avoidance of doubt, any such Business Information in electronic form for which a Record Age cannot be determined shall be deemed Current Business Information.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as may be amended from time to time.

“Hold Harmless Agreement” means the agreement between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing in accordance with Section 5.15(a)(ii) in the form attached hereto as Exhibit AA.

“Identified Asset” has the meaning set forth in Section 5.26.

“Indemnified Losses” has the meaning set forth in Section 10.2.

“Indemnified Parties” has the meaning set forth in Section 10.3.

“Indemnifying Party” has the meaning set forth in Section 10.4(a).

“Indirect Losses” means (a) any punitive damages other than punitive damages recovered by Third Parties in connection with a Third Party Claim, (b) any Losses to the extent such Losses are not the reasonably foreseeable result of any breach by the Indemnifying Party of a covenant contained in this Agreement (provided that this clause (b) shall not apply to any Losses that are recovered by Third Parties in connection with a Third Party Claim), (c) any damages solely attributable to diminution of value or lost profits to the extent constituting damages in excess of the difference between the value of what the Indemnified Party received in the transaction contemplated by this Agreement and the value of what the Indemnified Party should have received in the transaction contemplated by the Agreement if there had been no breach of the covenant by the Indemnifying Party for which breach the Indemnified Party is seeking indemnification and (d) any Losses to the extent such Losses are caused or increased by any action of the Indemnified Party or any of its Affiliates.

“Initial Allocation” has the meaning set forth in Section 6.4(b).

“Intellectual Property” means any and all intellectual property, whether protected or arising under the Laws of the United States or any other jurisdiction, including all intellectual or industrial property rights in any of the following: (a) Trademarks; (b) Patents; (c) Copyrights; (d) Know-How; and (e) industrial designs, including any registrations and applications therefor, rights of publicity, and sui generis database rights (the items identified in this clause (e) collectively, “Other Intellectual Property”), but for the avoidance of doubt, in any case, excluding any Software.

“Intercompany Contract” means any Seller Contract solely by or among the Seller Parties and their respective Affiliates, including any management services agreement, administrative services agreement, license agreement, loan agreement or due to-due from account agreement.

“Interest” means any Lien or Claim to the extent such Lien or Claim constitutes an “interest” under Section 363(f) of the Bankruptcy Code.

“Interim Pension Payments” has the meaning set forth in Section 7.1(d)(ii).

“Inventory” means “inventory” (as such term is defined by GAAP).

“IRS” means the United States Internal Revenue Service.

“Junior DIP Facility” means (i) the Debtor-in-Possession Loan Agreement, dated as of March 22, 2013, among Seller and certain of Seller’s subsidiaries, as borrowers, Wilmington Trust, National Association, as agent, and the lenders from time to time party thereto, (ii) the Collateral Documents (as defined in the Debtor-in-Possession Loan Agreement), (iii) the Bankruptcy Court’s Order (I) Authorizing Debtors (A) to Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 364(c)(1), 364(c)(2), 364(c)(3), 364 (d)(1) and 364(e) and (B) to Continue to Utilize Cash Collateral Pursuant to 11 U.S.C. § 363 and (II) Granting Adequate Protection to Certain Pre-Petition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363 and 364 [Docket No. 2926], (iv) the Bankruptcy Court’s Order Amending Order (I) Authorizing Debtors (A) to Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 364(c)(1), 364(c)(2), 364(c)(3), 364 (d)(1) and 364(e) and (B) to Continue to Utilize Cash

Collateral Pursuant to 11 U.S.C. § 363 and (II) Granting Adequate Protection to Certain Pre-Petition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363 and 364 [Docket No. 3279] and (v) Bankruptcy Court’s Order Authorizing the Debtors to (I) Enter into Financing Commitment Documents for Secured Supplemental Postpetition and Exit Financing, (II) Incur and Pay Associated Fees, Costs and Expenses and (III) Furnish Related Indemnities [Docket No. 3278], in each case as such agreement or related documents may be amended, restated, modified, supplemented, extended, renewed, refinanced or replaced or substituted from time to time.

“KEPS Equipment Supply Agreement” means the agreement between Seller and Kodak Electronic Products (Shanghai) Company Limited, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit V and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“KEPS Plant” means all space that is currently used, required and/or reasonably necessary for the operation of the Business at that certain Real Property located at 1510 Chuanqiao Road T52-6 & T52-7, Shanghai, China.

“KL” means Kodak Limited, a company formed under the laws of the United Kingdom.

“KL Cash” means the amount in United States dollars that KL pays on the Closing Date to Purchaser in partial satisfaction of its obligations under the KPP Recovery Plan and the KPP Schedule of Contributions (as amended between the parties thereto and referred to in Paragraph (c) of Schedule I), that was set forth in a written notice provided by Seller to Purchaser at least five (5) Business Days prior to the Closing Date.

“Know-How” means techniques, practices, methods, knowledge, know-how, skill and experience, including any trade secrets therein.

“Knowledge” means, with reference to Seller, the actual knowledge (after reasonable inquiry and investigation) of those Persons listed on Section 1.1(c) of the Seller Disclosure Schedule, and, with reference to Purchaser, the actual knowledge (after reasonable inquiry and investigation) of Phillip Gibbons, in each case, subject to the subject matter limitations set forth thereon.

“Kodak Patents License Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing in the forms attached hereto as Exhibit N-1 and Exhibit N-2.

“KPP” means the Kodak Pension Plan of the United Kingdom.

“KPP Cash Consideration Notes” means a note or notes issued by Purchaser in a form and having terms mutually agreed by Seller and Purchaser prior to the Closing Date, having an aggregate principal amount in United States dollars equal to the amount of the KL Cash.

“KPP Claims” has the meaning set forth in the Settlement Agreement.

“KPP Notes” means a note or notes issued by Purchaser in a form and having terms mutually agreed by Seller and Purchaser prior to the Closing Date, having an aggregate principal amount equal to $650 million reduced by the amount of the Cash Price and further reduced by the aggregate amount of the principal of the KPP Cash Consideration Notes.

“KPP Recovery Plan” means the recovery plan (such term having the meaning given to it in section 226 of the United Kingdom’s Pensions Act 2004) between KL and Purchaser dated 30 September 2010.

“KPP Schedule of Contributions” means the schedule of contributions (such term having the meaning given to it in section 227 of the United Kingdom’s Pensions Act 2004) between KL and Purchaser dated 30 September 2010.

“KWCL Cash” has the meaning set forth in Section 5.30(a).

“Labor Agreement” means any written agreement that a Seller Party has entered into, or by which it is bound, with any union, works council or collective bargaining agent with respect to terms and conditions of employment of such Seller Party’s Employees.

“Law” means any law, statute, rule, regulation, code or Order enacted, issued, promulgated, enforced or entered by a Government Entity.

“Leaseback Site” has the meaning set forth in Section 5.25(g).

“Leaseback Agreements” has the meaning set forth in Section 5.25(g)(i).

“Liabilities” means any and all debts, liabilities, commitments, damages, losses, Claims or other claims, charges, demands, actions, suits, causes of action, judgments, assessments, payments, settlements, costs, fees, expenses and obligations of any kind, whether due or to become due, fixed or contingent, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be recorded or reflected in financial statements or disclosed in the notes thereto.

“Licensed Intellectual Property” means all of the Intellectual Property licensed to Purchaser or the respective Purchaser Assign under each of the Seller Intellectual Property License Agreements.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, lien, charge, restriction, lease, license, occupancy agreement, instrument, preference, priority, option, right of first refusal, Tax, or order of any Government Entity, of any kind or nature, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or nonmaterial, known or unknown.

“Local Transfer Agreements” means those certain asset transfer agreements substantially in the form of Exhibit Z hereto to be entered into at Closing in respect of the Transferred Assets and Assumed Liabilities in each Specified Jurisdiction (but not in any other jurisdiction), with such modifications and additional related documents as mutually agreed by the Parties or as required by applicable Law to effect the transfer and assignment of Transferred Assets and the assumption of the Assumed Liabilities and the transfer and employment of the Transferred Employees in the applicable jurisdiction on the terms and subject to the conditions of this Agreement.

“Losses” means losses, Liabilities, claims, obligations, deficiencies, demands, judgments, damages, interest, fines, penalties, suits, actions, causes of action, assessments, awards, costs and expenses (including costs of investigation and defense and attorneys’ and other professionals’ fees), or any diminution in value, whether or not involving a Third Party Claim.

“Material Adverse Effect” means a Change or circumstance that, individually or in the aggregate with any other Changes or circumstances, has a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Business, taken as a whole; provided, however, that none of the following, nor any Change arising therefrom, either individually or in the aggregate with any other Changes, shall be considered in determining whether a Material Adverse Effect has occurred: (a) Changes and circumstances generally affecting the economy, financial, credit or securities markets or political or regulatory conditions globally or in the United States of America or any foreign country, except to the extent that such Changes or circumstances have a materially disproportionate impact on the Business relative to the business of other companies in the industry and regions in which the Business operates; (b) Changes and circumstances generally affecting any of the industries, industry sectors or geographic sectors in which the Business operates, in which products or services of the Business are used or distributed or from which the Business obtains or purchases raw materials for use in its products or services, except to the extent that such Changes or circumstances have a materially disproportionate impact on the Business relative to the business of other companies in the industry and regions in which the Business operates; (c) any Change or prospective Change in Law or accounting standards (including GAAP) or interpretations or the enforcement thereof; (d) acts of war (whether or not declared), hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, or any other force majeure event, whether or not caused by any Person, or any national or international calamity or crisis; (e) any Change resulting or arising from the execution or delivery of this Agreement or the Ancillary Agreements, the consummation of the Transactions, or the announcement or other publicity or pendency with respect to any of the foregoing (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, labor unions or Government Entities or any litigation resulting or arising therefrom, and including any Change relating to the identity of Purchaser and/or any of its Affiliates); (f) any Change resulting or arising from Seller’s announcement on August 23, 2012 of its intention to divest certain assets, including the Business; (g) any failure by the Business to meet any internal or external projections, forecasts or estimates of earnings, or budget, business or strategic plan for any period (it being agreed that the facts and circumstances giving rise to such failure may be taken into account in determining whether there has occurred a Material Adverse Effect); (h) any Excluded Asset or Excluded Liability (it being agreed that the facts and circumstances giving rise to the unavailability of any Excluded Asset for use by Seller or any of its Affiliates in performing their obligations under this Agreement or any Ancillary Agreement may be taken into account in determining whether there has occurred a Material Adverse Effect); (i) any Change in the credit rating of Seller or any of its Affiliates or the DIP Facilities; (j) the pendency of the Bankruptcy Cases and any action approved by, or motion made before, the Bankruptcy Court; (k) any Change resulting or arising from the taking of, or the failure to take, any action by Seller or any of its Affiliates required or prohibited, as applicable, by this Agreement or consented to or requested by Purchaser in writing; and (l) any breach by Purchaser or any of its Affiliates of its obligations under this Agreement or the Confidentiality Agreement.

“Material Contract” has the meaning set forth in Section 3.7(a)(i).

“Material Jurisdictions” means those jurisdictions specified in Section 1.1(q) of the Seller Disclosure Schedule.

“Material Real Property Improvements” means the improvements, alterations and additions that are not deemed personal property by the Law of the applicable jurisdiction and that are (a) located on, and form part of, the Transferred Real Property, the KEPS Plant (and any other improvements, alterations and additions located on, and forming part of, the same Real Property that the KEPS Plant is located on), the Harrow Facility or the Rochester Sites, or (b) located on any Real Property subject to a Real Property Lease, to the extent a Seller Party is responsible for such improvements pursuant to the applicable Real Property Lease, and that are material, individually or in the aggregate, to the operation of the Business at such location.

“Minimum Terms and Conditions of Employment” means, with respect to an Employee (other than a Selected Employee), (a) the same or substantially similar position as such Employee’s position immediately prior to the Closing Date, (b) a work location within 50 miles of such Employee’s work location immediately prior to the Closing Date, and (c) aggregate total compensation (consisting of Cash Compensation, welfare, pension and other benefits, as applicable) which is no less favorable than the aggregate total compensation for such Employee in effect immediately prior to the Closing Date; provided, that such Employee’s Cash Compensation shall not be less than the amount of Cash Compensation in effect for such Employee immediately prior to the Closing Date; and provided, further, that references to “immediately prior to the Closing Date” in this definition shall be replaced with “immediately prior to the date the relevant leave commenced” with respect to any STD Employee.

“Negotiation Period” has the meaning set forth in Section 2.6(d).

“New Pension Plan” has the meaning set forth in the Settlement Agreement.

“New York Courts” has the meaning set forth in Section 11.5(b).

“Non-Assignable Assets” has the meaning set forth in Section 5.12(a).

“Non-Assigned Asset” means a Non-Assignable Asset as to which all applicable Consents to assignment have not been granted prior to the Closing.

“Non-Compete Period” means the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date; provided, however, that in the countries that together constitute the European Economic Area, such period will end on the third (3rd) anniversary of the Closing Date.

“Non-Debtor Subsidiary Sellers” means the Subsidiaries of Seller listed on Section 1.1(d) of the Seller Disclosure Schedule.

“Non-Solicitation Period” means the 24-month period immediately following the Closing Date.

“Notice Period” has the meaning set forth in Section 10.4(a).

“Notification” has the meaning set forth in Section 7.2(c)(i).

“Objection Notice” has the meaning set forth in Section 2.6(c).

“Objection Period” has the meaning set forth in Section 2.6(c).

“Order” means any permanent, preliminary or temporary order, judgment, injunction, decision, award, determination, decree or writ adopted or imposed by any Government Entity.

“Ordinary Course” means the ordinary course of the Business substantially consistent with past practice since the filing of the Bankruptcy Cases, as such practice may be modified from time to time to the extent necessary to reflect the Bankruptcy Cases and as such practice may be modified from time to time to reflect the separation of the Business from the other businesses of Seller and its Affiliates in a manner consistent with the terms hereof.

“Other Sellers” means, collectively, the Debtor Subsidiary Sellers and the Non-Debtor Subsidiary Sellers.

“Outside Date” has the meaning set forth in Section 9.1(b)(iii).

“Overhead and Shared Services” means corporate or shared services provided by or at the direction of Seller to both the Business and one or more other businesses of the Seller Parties and their Affiliates, including travel and entertainment services, office supplies services (including scanning machines used by the Business, copy machines and fax machines), transportation and warehousing services, personal telecommunications services, computer hardware and software services, automotive fleet services, energy/utilities services, procurement and supply arrangements, research and development, treasury services, learning management services, library services, translation services, technical writing services, public relations, legal, compliance and risk management services (including workers’ compensation), payroll services, sales and marketing services, information technology and telecommunications services, call center services, accounting services, tax services, internal audit services, executive management services, investor relations services, human resources and employee relations management services, employee benefits services, credit, collections and accounts payable services, credit card services, property management services, health, safety and environmental services, environmental support services and customs and excise services, in each case including services relating to the provision of access to information, operating and reporting systems and databases and including all hardware and software or other Intellectual Property necessary for or used in connection therewith. Overhead and Shared Services shall not include any item in the previous sentence solely to the extent, in each case, that it is provided by the Business or by using Transferred Employees or any of the Transferred Assets.

“Owned Equipment” means (a) Equipment owned by Seller or any Other Seller that is held or used primarily in connection with the Business and (b) the other equipment listed on Section 1.1(e) of the Seller Disclosure Schedule.

“Owned Inventory” means (a) Inventory owned by Seller or any Other Seller that is held or used primarily in connection with the Business, including any such Inventory which is owned by Seller or the Other Sellers but which remains in the possession or control of a Third Party and (b) the other Inventory listed on Section 1.1(f) of the Seller Disclosure Schedule.

“Paper Control Strip Tolling Agreement” means the agreement between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit DD and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“Patent Assignment Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign (a “Patent Assignee”), on the other hand, to be executed contemporaneously with the Closing in the forms attached hereto as Exhibit U-1 and Exhibit U-2.

“Patent Grant-Back License Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Patent Assignee, on the other hand, to be executed contemporaneously with the Closing in the forms attached hereto as Exhibit O-1 and Exhibit O-2.

“Patent Settlements” means obligations incurred in connection with the settlement of patent litigation, including releases, litigation standstills, non-exclusive licenses and covenants not to sue (but excluding any obligations that require the payment of money by Purchaser or any of its Affiliates), which obligations (a) cover all, or substantially all, of the Patents owned by Seller, (b) become effective pursuant to a written agreement entered into prior to Closing and (c) such obligations, as well as the remainder of a corresponding agreement, would not be in violation of Section 5.21 had the obligations become effective after Closing.

“Patents” means all national and multinational statutory invention registrations, patents, patent applications, provisional patent applications, industrial designs and industrial models, including all reissues, divisionals, continuations, continuations-in-part, extensions, reexaminations, design registrations and foreign counterparts of any of the foregoing, and all rights therein provided by multinational treaties, conventions or applicable Law.

“Payment Date” has the meaning set forth in Section 2.6(g).

“PDC Master Development and Support Agreement” means the agreement between Kodak (Shanghai) International Trading Co. Ltd, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit F and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Pension Plan Employee” has the meaning set forth in Section 7.1(d)(i).

“Permitted Encumbrances” means, collectively, (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, (b) statutory or common Law Liens to secure obligations to landlords, lessors or renters under leases or rental agreements to the extent Seller or its Affiliates are not in breach of such leases or rental agreements, including as a result of the delinquency of payment by Seller or its Affiliates under such leases or rental agreements, (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law, (d) statutory or common Law Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like Liens for amounts not yet due and payable, (e) with respect to the Transferred Shares, restrictions on transfer under applicable securities Laws, (f) purchase money security interests arising in the Ordinary Course, (g) all covenants, conditions, restrictions, easements, encroachments, charges, rights-of-way, Liens, encumbrances and any similar matters of record affecting title to the Transferred Real Property, the Real Property subject to the Real Property Leases and the Real Property owned or leased by the Transferred Subsidiary, as applicable, which do not and are not reasonably likely, individually or in the aggregate, to materially interfere with the occupancy or present use of such property or have a material adverse impact on the value of such Real Property or cause Purchaser to incur any material expense, (h) with respect to the Transferred Intellectual Property, Product Licenses, (i) with respect to the Transferred Patents, the Permitted Patent Encumbrances, and (j) any order of any Government Entity.

“Permitted Patent Encumbrances” means:

(a) the SSO Commitments;

(b) any rights of any Third Party to a Rejected Agreement under Section 365(n) of the Bankruptcy Code;

(c) any and all releases, licenses, immunities, covenants not to assert and rights of a counter-party under a Scheduled Patent License Agreement (including any rights of a counter-party under a Scheduled Patent License Agreement that are binding on an assignee of a Transferred Patent as a matter of applicable non-bankruptcy Law), in each case, (x) solely to the extent such releases, licenses, immunities, covenants not to assert and rights of a counter-party exist as of Closing or are provided for in a Scheduled Patent License Agreement as of Closing, and (y) where such Scheduled Patent License Agreement is not rejected by Seller (provided that if Seller rejects such Scheduled Patent License Agreement at any time, the foregoing clause (b) shall be deemed to apply thereto);

(d) any rights of a licensee of intellectual property comprising the Transferred Patents under any written license agreement entered into after the date hereof through the Closing with prior written consent of Purchaser in accordance with Section 5.7(a);

(e) any other rights and interests set forth in the Settlement and Sale Order that will not be discharged as set forth on Section 1.1(g) of the Seller Disclosure Schedule, or that are not dischargeable by the Bankruptcy Court under applicable Law;

(f) all licenses (express or implied) or covenants not to assert with respect to any of the Transferred Patents granted to a Third Party under Product Licenses;

(g) any co-ownership interests in the Transferred Patents set forth on Section 1.1(h) of the Seller Disclosure Schedule; and

(h) the rights of any licensee under the Patent Grant-Back License Agreements.

“Permitted Transfer” has the meaning set forth in Section 11.4.

“Person” means an individual, a partnership, a corporation, an association, a limited or an unlimited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization or other legal entity or Government Entity.

“Petition Date” has the meaning set forth in the recitals to this Agreement.

“Photo Chemicals Supply Agreement” means the agreement between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit M.

“PI Business” means, collectively, the businesses of the Seller Parties known as Retail Systems Solutions, Paper & Output Systems, Film Capture and Event Imaging Solutions, each as currently conducted by any of the Seller Parties.

“PI Closing LTM COGS” means the cost of goods sold of the PI Business for the three (3) month period ending on the Closing Date, as determined in accordance with the Working Capital Principles.

“PI Closing LTM Revenues” means the revenues of the PI Business for the three (3) month period ending on the Closing Date, as determined in accordance with the Working Capital Principles.

“PI Reference Accounts Payable” means an amount equal to (a) 31, divided by (b) the number of days in the three (3) month period ending on the Closing Date, multiplied by (c) the PI Closing LTM COGS.

“PI Reference Accounts Receivable” means an amount equal to (a) 35, divided by (b) the number of days in the three (3) month period ending on the Closing Date, multiplied by (c) the PI Closing LTM Revenues.

“PI Reference Adjusted Working Capital” means an amount equal to (a) the PI Reference Accounts Receivable, minus (b) the PI Reference Accounts Payable, plus (c) the PI Reference Inventory.

“PI Reference Inventory” means an amount equal to (a) 45, divided by (b) the number of days in the three (3) month period ending on the Closing Date, multiplied by (c) the PI Closing LTM COGS.

“PI/DI Competing Business” has the meaning set forth in Section 5.21(b)(vii).

“PI/DI Competing Person” has the meaning set forth in Section 5.21(b)(vii).

“Pilot Extrusion and Coating Service Agreement” means the agreement between Seller, as customer, and Purchaser, as supplier, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit L and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Post-Closing Arising Liabilities” has the meaning set forth in Section 2.1(d)(i).

“Post-Closing Taxable Period” means any taxable period beginning after the Closing Date.

“PPF Non-Objection” has the meaning set forth in the Settlement Agreement.

“PRC” means the People’s Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan.

“Pre-Closing Taxable Period” means any taxable period ending on or prior to the Closing Date.

“Principal Seller Parties” has the meaning set forth in the preamble to this Agreement.

“Printhead Refurbishment and Parts Supply Agreement” means the agreement between Seller, on the one hand, and Purchaser a Purchaser Assign, on the other hand, for and on behalf of Kodak (Wuxi) Company Limited, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit I and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Product License” means any written contract, license, lease or other agreement entered into by, on behalf of or under authority of Seller or its Affiliates in the ordinary course of business consistent with past practice, prior to the Closing, including any click-through or shrink-wrap license, that (a) accompanies the sale, servicing (including support, maintenance and installation), licensing or provision of any product or service of Seller or its Affiliates, to a Person (including resellers and distributors), by or on behalf of Seller or its Affiliates, or (b) is incident to the provision of the development and/or servicing (including support, maintenance and installation) services by third party contractors, consultants and other providers, and (c) in each case includes rights under the Transferred Intellectual Property consisting solely of a non-exclusive grant of a license or similar rights (express or implied) to such Person under any of such Transferred Intellectual Property in favor of such Person, solely regarding such Person’s rights in connection with such product or service, and in respect of resellers and distributors, rights to market and sell such products and services.

“Purchase Price” means the sum of the Cash Price, the value of the Assumed Liabilities and the aggregate principal amount of the KPP Notes and the KPP Cash Consideration Notes.

“Purchase Price Allocation Schedule” has the meaning set forth in Section 6.4(a).

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Assign” has the meaning set forth in Section 11.4.

“Purchaser Employee Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other employee benefit or compensation plan, program, policy or arrangement, including any employment contract, deferred compensation, severance, stock option, stock purchase, stock-based, incentive, bonus, pension, retiree medical, disability and life insurance, fringe benefit, sabbatical, supplemental retirement, profit sharing, termination indemnity, jubilee payment, seniority premium, or 13th or 14th month bonus plan, program, policy or arrangement that is maintained or otherwise contributed to, required to be maintained by or contributed to, or sponsored by or on behalf of, Purchaser or any of its Subsidiaries or Affiliates, or under which Purchaser or any of its Subsidiaries or Affiliates has any obligation, with respect to those countries where they will employ Transferred Employees pursuant to this Agreement.

“Purchaser Indemnified Parties” has the meaning set forth in Section 10.3.

“Purchaser Permitted Assign” has the meaning set forth in Section 11.4.

“Purchaser Required Assign” has the meaning set forth in Section 11.4.

“Purchaser U.S. Pension Replacement Plan” has the meaning set forth in Section 7.1(c)(i).

“RAA Deed” has the meaning set forth in the recitals to this Agreement.

“Real Property” means real property together with all buildings, structures and improvements located thereon and all fixtures attached thereto, together with all easements, rights-of-way, appurtenances and other rights benefiting such real property.

“Real Property Closing Documents” has the meaning set forth in Section 5.25(h).

“Real Property Leases” means the leases with respect to Real Property described on Section 2.1(a)(iv) of the Seller Disclosure Schedule and any replacements or renewals thereof entered into in accordance with Section 5.25(j)(i).

“Record Age” means, with respect to any record or other material (tangible or electronic) containing information and in relation to the Closing Date, the shortest of (a) the length of time since the record or material was created, (b) the length of time since the record or material was last modified, and (c) the length of time since the record or material was last accessed, in each case, if such length of time can be reasonably determined using available information such as any timestamps in the record or material or in related records or materials or, in the case of electronic records, the usage history of the system or encompassing database.

“Recoupable Transfer Tax” means any Transfer Tax imposed upon (or payable, collectible or incurred in connection with) this Agreement, the Transactions or the execution of any of the Ancillary Agreements, if, and only to the extent that, under applicable Law Purchaser will be entitled to a refund, credit, or other recoupment in respect of such Transfer Tax. Prior to Closing the Parties shall determine in good faith the Transfer Taxes that are Recoupable Transfer Taxes.

“Reference Adjusted Working Capital” means an amount equal to (a) the PI Reference Adjusted Working Capital, plus (b) the DI Reference Adjusted Working Capital.

“Rejected Agreement” means any Scheduled Patent License Agreement that is rejected by Seller pursuant to the Bankruptcy Code.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment.

“Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, abatement, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the suspected, threatened or actual Release of Hazardous Materials.

“Required Approvals” means the Consents from, and filings with and notices to, the Government Antitrust Entities set forth in Section 1.1(i) of the Seller Disclosure Schedule.

“Required Transfer” has the meaning set forth in Section 11.4.

“Retained Patents License Agreements” means the license agreements listed on Section 1.1(j) of the Seller Disclosure Schedule.

“Reverse Transition Services” has the meaning set forth in Section 5.17(a)(i).

“Reverse Transition Services Agreement” has the meaning set forth in Section 5.17(a).

“RFS Sensitizing Technical Agreement” means the agreement between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit CC and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Rochester Leases” means those certain leases between the Seller Parties, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, related to the Rochester Sites to be executed contemporaneously with the Closing in the form attached hereto as Exhibit HH.

“Rochester Manufacturing Line” has the meaning set forth in Section 5.21(d).

“Rochester Sites” means that certain Real Property used by the Business in Buildings 205, 308 and 59 in Eastman Business Park, Rochester, New York, as more particularly described in the Rochester Leases attached hereto as Exhibit HH.

“Sale Hearing” has the meaning set forth in the Settlement and Sale Motion.

“Scheduled Patents” has the meaning set forth in the definition of “Transferred Patents” in this Section 1.1.

“Scheduled Patent License Agreements” means the agreements set forth in Section 1.1(x) of the Seller Disclosure Schedule.

“Selected Compensation Payments” means the unpaid compensation amounts, whether or not earned as of the Closing Date, payable in the Ordinary Course consistent with past practice and in accordance with the applicable terms as in effect immediately prior to the Closing Date under any Seller Employee Plan listed on Section 1.1(k) of the Seller Disclosure Schedule, in each case in respect of any performance period commencing on or after January 1, 2013 and prior to the Closing Date and through the end of the applicable performance period, to eligible Employees who become Transferred Employees.

“Selected Employees” has the meaning set forth in Section 7.1(a)(vi) of the Seller Disclosure Schedule.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Contracts” means those Contracts of Seller or any Other Seller that relate primarily to the Business.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser on the date of this Agreement.

“Seller Employee Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other employee benefit or compensation plan, program, policy or arrangement, including any employment contract, deferred compensation, severance, stock option, stock purchase, stock-based, incentive, bonus, pension, retiree medical, disability and life insurance, fringe benefit, sabbatical, supplemental retirement, profit sharing, termination indemnity, jubilee payment, seniority premium, or 13th or 14th month bonus plan, program, policy or arrangement that is maintained or otherwise contributed to, required to be maintained by or contributed to, or sponsored by or on behalf of, Seller or any of its Subsidiaries or Affiliates, or under which Seller or any of its Subsidiaries or Affiliates has any obligation with respect to any Employee or any beneficiary or dependent thereof.

“Seller Guarantee(s)” has the meaning set forth in Section 5.15(a).

“Seller Indemnified Parties” has the meaning set forth in Section 10.2.

“Seller Insurance Policies” means all current or previous insurance policies of Seller and its Affiliates, including, but not limited to, all policies covering: Property and Business Interruption, Workers’ Compensation, Employers Liability, Automobile Liability, Commercial General Liability, Excess Liability, Pension Trust Liability, Directors & Officers Liability, Marine Cargo and Transit Insurance, Crime and Fiduciary Insurance, Environmental Liability, Professional Liability and all other insurance policies or programs arranged or otherwise provided or made available by Seller or its Affiliates that cover (or covered) any of the Covered Assets and Persons at any time prior to the Closing.

“Seller Intellectual Property License Agreements” means the (a) Software and Intellectual Property License Agreements, (b) Kodak Patents License Agreements, (c) Trademark License Agreements, (d) DC/KISS Patents Sublicense Agreements and (e) Fuji Patents Sublicense Agreements.

“Seller Parties” means, collectively, Seller, the Other Sellers and the Transferred Subsidiary.

“Senior DIP Facility” means (i) the Amended and Restated Debtor-in-Possession Credit Agreement, originally dated as of January 20, 2012 and amended and restated as of March 22, 2013, among Seller and certain of Seller’s Subsidiaries, as borrowers, Citicorp North America, Inc., as agent, Wells Fargo Capital Finance, LLC, as co-collateral agent, and the lenders from time to time party thereto, (ii) the Collateral Documents (as defined in the Debtor-in-Possession Credit Agreement), (iii) the Bankruptcy Court’s Final Order (I) Authorizing Debtors to (A) Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 364(c)(1), 364(c)(2), 364(c)(3), 364(d)(1) and 364(e) and (B) to Utilize Cash Collateral Pursuant to 11 U.S.C. § 363 and (II) Granting Adequate Protection to Pre-Petition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363 and 364 [Docket No. 375], (iv) the Bankruptcy Court’s Order (I) Authorizing Debtors (A) to Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 364(c)(1), 364(c)(2), 364(c)(3), 364 (d)(1) and 364(e) and (B) to Continue to Utilize Cash Collateral Pursuant to 11 U.S.C. § 363 and (II) Granting Adequate Protection to Certain Pre-Petition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363 and 364 [Docket No. 2926] and (v) the Bankruptcy Court’s Order Amending Order (I) Authorizing Debtors (A) to Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 364(c)(1), 364(c)(2), 364(c)(3), 364 (d)(1) and 364(e) and (B) to Continue to Utilize Cash Collateral Pursuant to 11 U.S.C. § 363 and (II) Granting Adequate Protection to Certain Pre-Petition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363 and 364 [Docket No. 3279], in each case as such agreement or related documents may be amended, restated, modified, supplemented, extended, renewed, refinanced or replaced or substituted from time to time.

“Sensitive Information” has the meaning set forth in Section 5.19(d)(i).

“Separation” has the meaning set forth in Section 5.17(e).

“Settlement Agreement” has the meaning set forth in the recitals to this Agreement.

“Settlement and Sale Motion” means the motion (in form and substance reasonably satisfactory to Purchaser) filed by the Debtors with the Bankruptcy Court seeking entry of the Settlement and Sale Order.

“Settlement and Sale Order” means an order by the Bankruptcy Court, in form and substance reasonably satisfactory to Seller and Purchaser, authorizing the entry by Seller into this Agreement and the Settlement Agreement and approving the consummation of the Transactions and the Settlement Agreement in accordance with the terms hereof and thereof, which Settlement and Sale Order shall include, among other things, (a) approval of the consummation of the Transactions and implementation of the Settlement Agreement as contemplated hereby, (b) approval of the Transactions pursuant to Section 363(b) of the Bankruptcy Code, (c) approval the Settlement Agreement pursuant to Bankruptcy Rule 9019, (d) approval of the transfer of Seller’s right, title and interest in the Transferred Assets to Purchaser free and clear of any and all Liens, claims and encumbrances (other than Permitted Encumbrances and Assumed Liabilities) to the extent permitted under Section 363(f) of the Bankruptcy Code, (e) a finding that Purchaser is a “good faith” purchaser pursuant to Section 363(m) of the Bankruptcy Code, and that the Transactions are the result of good faith, arm’s length negotiations between the Parties, (f) a finding that the Transactions are in the best interests of the Debtors, their creditors and the Debtors’ estates, (g) a finding that Purchaser is entitled to Section 1146(a) tax protections in respect of the Transactions, (h) approval of and procedure for Seller’s assumption and assignment to Purchaser of the Assigned 365 Debtor Contracts pursuant to Section 365 of the Bankruptcy Code (including a procedure for the determination of related Cure Costs and Purchaser’s demonstration of adequate assurance of future performance), and (i) such related relief as Seller and Purchaser deem appropriate.

“Severance Payments” has the meaning set forth in Section 7.2(d).

“Severance Payment Date” has the meaning set forth in Section 7.2(d).

“Severance Payment Statement” has the meaning set forth in Section 7.2(d).

“Shared Contracts” means the portions of the Contracts set forth on Section 5.24 of the Seller Disclosure Schedule that are to be partially assigned to Purchaser in accordance with the terms of Section 5.24.

“Shared Site Agreement Term Sheet” means the term sheet attached to this Agreement as Exhibit Q.

“Shared Site Agreements” means the agreements between Seller or an Other Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, for the lease, license or other occupancy of the Shared Sites, containing the terms substantially in the form set forth on the term sheet attached as Exhibit Q hereto and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Shared Site Overleases” means those leases pursuant to which Seller or the Other Sellers have the right to use and occupy the leased Shared Sites.

“Shared Sites” means the Real Property set forth on Section 1.1(w) of the Seller Disclosure Schedule except for any such Real Property that the Parties mutually agree in writing shall be excluded from the definition of Shared Sites.

“Shared System” means a transactional or analytic system used by Seller or any of its Affiliates that is not Transferred Seller Software and that contains Business Information. For the avoidance of doubt, “Shared System” excludes any Backup System.

“Software” means any and all (a) computer programs and other software, including applications, modules, tools, scripts and other code, whether in source code or object code; and (b) computerized databases and compilations.

“Software and Intellectual Property License Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing in the forms attached hereto as Exhibit K-1 and Exhibit K-2.

“SOW” has the meaning set forth in Section 5.17(f).

“Specialty Chemicals Supply Agreement” means the agreement between Seller, as supplier, and Purchaser or a Purchaser Assign, as customer, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit E and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Specified Avoidance Claims” means all claims of Seller and the Debtor Subsidiary Sellers arising under Sections 544, 545, 547, 548, 549, 550 or 551 of the Bankruptcy Code against (a) any of the Transferred Employees or (b) any Third Party that is a counterparty to an Assigned Contract to the extent such claims arise as the result of the execution, delivery or performance of such Assigned Contract.

“Specified Jurisdictions” means Argentina, Australia, Brazil, Finland, Germany, Hungary, Italy, India, Malaysia, Mexico, Poland, Russia, Singapore, South Korea, Spain, Sweden, Switzerland, the United Kingdom, China and Venezuela, and any other jurisdictions mutually agreed to by the Parties.

“SSO Commitments” means the promises, declarations and commitments granted, made or committed, in each case, in writing by Seller to SSOs concerning any of the Transferred Patents pursuant to the written membership agreements, written by-laws or written policies of SSOs in which Seller was a participant, in each case solely to the extent that (a) Seller is required pursuant to such promises, declarations or commitments or applicable non-bankruptcy Law to bind the Person to whom Seller transfers the Transferred Patents to such promises, declarations or commitments, and (b) such promises, declarations or commitments constitute interests in property under applicable U.S. federal bankruptcy Law.

“SSO” means a standards-setting organization.

“STD Employee” means any Employee (other than an Employee transferring in accordance with the Acquired Rights) who has been receiving short-term disability pay or workers compensation supplement pay for two (2) or more consecutive months immediately prior to the Closing Date.

“Straddle Period” has the meaning set forth in Section 6.3(a).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries, provided, however, that no BFN Seller or Subsidiary of a BFN Seller shall be deemed a Subsidiary of Seller or any Other Seller.

“Supporting Collateral” has the meaning set forth in Section 5.15(a).

“Tax” means any domestic or foreign, federal, state, local, provincial, territorial or municipal taxes collected by any Tax Authority, including net income, gross income, individual income, capital, value-added, goods and services, gross receipts, sales, use, ad valorem, transfer, franchise, profits, business, environmental, Real Property, personal property, service, service use, withholding, payroll, employment, unemployment, severance, occupation, social security, excise, stamp, customs, and all other taxes, duties, assessments, deductions, withholdings or similar charges payable to any Tax Authority, however denominated and whether estimated or final, together with any interest and penalties, additions to tax or additional amounts imposed or assessed with respect thereto. For the avoidance of doubt, Taxes shall not include any fees or costs relating to patent or other intellectual property maintenance, registration or prosecution.

“Tax Authority” means any Government Entity with responsibility for, and competent to impose, collect or administer, any form of Tax.

“Tax Returns” means all returns, reports (including elections, declarations, disclosures, schedules, estimates and information returns) and other information filed or required to be filed with any Tax Authority relating to Taxes, including any attachment thereto and amendments thereof.

“Technical Knowledge Management Professional Services Agreement” means the agreement between Seller, as provider, and Purchaser or a Purchaser Assign, as customer, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit H and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Term Sheet Agreement” has the meaning set forth in Section 5.28(a).

“Third Party” means any Person that is neither a Party nor an Affiliate of a Party.

“Third Party Claim” has the meaning set forth in Section 10.4(a).

“Third Party Confidential Information” has the meaning set forth in Section 5.19(d)(i).

“Top Customers” has the meaning set forth in Section 3.18.

“Top Suppliers” has the meaning set forth in Section 3.18.

“Trademark Assignment Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign (a “Trademark Assignee”), on the other hand, to be executed contemporaneously with the Closing in the forms attached hereto as Exhibit T-1 and Exhibit T-2.

“Trademark License Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Trademark Assignee, on the other hand, to be executed contemporaneously with the Closing in the forms attached hereto as Exhibit BB-1 and Exhibit BB-2.

“Trademarks” means, together with the goodwill associated therewith, all trademarks, service marks, trade dress, logos, distinguishing guises and indicia, trade names, corporate names, business names, domain names and URLs, whether or not registered, including all common law rights, and registrations, applications for registration and renewals thereof, including, but not limited to, all marks registered in the United States Patent and Trademark Office, the trademark offices of the states and territories of the United States of America, and the trademark offices of other nations throughout the world and of multi-national bodies, along with all rights therein provided by multinational treaties, conventions or applicable Law.

“Transactions” means the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement.

“Transfer Amount” has the meaning set forth in Section 7.1(d)(ii).

“Transfer Taxes” means all goods and services, sales, excise, use, transfer, gross receipts, documentary, filing, recordation, value-added, stamp, stamp duty reserve, stamp duty land, customs, customs duty, and all other similar Taxes, duties or other like charges, however denominated (including any Real Property transfer Taxes, any conveyance and recording fees, and any mortgage recording fees), together with interest, penalties and additional amounts imposed with respect thereto. For the avoidance of doubt, Transfer Taxes shall not include any of the foregoing Taxes which arise as a result of any transfers (other than transfers of Transferred Assets occurring in anticipation of the Closing), or the conduct or operation of the Business, prior to Closing.

“Transferred Assets” has the meaning set forth in Section 2.1(a).

“Transferred Copyrights” means those Copyrights owned by one or more Seller Parties and used or held for use exclusively in connection with the Business (or any portion thereof), including, for the avoidance of doubt, any Copyrights in any Business Information constituting Transferred Assets.

“Transferred Employee” means (a) any Employee who accepts an offer of employment by, and commences employment with, Purchaser or any of its Affiliates in accordance with the terms of Section 7.1 or (b) any Employee whose employment transfers to Purchaser or any of its Affiliates by operation of Law (whether automatically under the Acquired Rights or applicable local Laws or as a result of being employed by the Transferred Subsidiary); provided, however, that no Employee who is employed in Germany, Brazil, Canada, Korea, Sweden, Austria or Venezuela shall be a Transferred Employee under clause (b) above where the Employee refuses or objects to the transfer to Purchaser in accordance with applicable local Law; provided, further, that a Transferred Employee shall include any Employee under clause (a) above that on the Closing Date is on the active payroll of any Seller Party but who is not actively at work, such as an Employee on vacation or similar leave, on a regularly scheduled day off from work, on temporary leave for purposes of jury or annual national service/military duty, on maternity, paternity or adoption leave, on leave under the Family and Medical Leave Act of 1993 (or any similar state or local Laws), on leave under the Kodak Family Medical Leave Plan, or on other nonmedical leave of absence, and including each Employee on military leave with veteran’s reemployment rights under applicable Law whether or not such employee is on the active payroll of any Seller Party on the Closing Date, but excluding any employee on long term disability on the Closing Date.

“Transferred Employee Email” means the electronic mail of a Transferred Employee that such Transferred Employee transfers to Purchaser in accordance with Section 5.19(f).

“Transferred Employee Plan” means any Seller Employee Plan or any portion of a Seller Employee Plan (or a portion of the Liabilities of such Seller Employee Plan) listed on Section 7.1(d)(i) of the Seller Disclosure Schedule.

“Transferred Employee Records” means, other than to the extent prohibited by applicable Law, (i) such personnel records, books, files or other documentation relating to the employment of the Transferred Employees as may be reasonably requested by Purchaser and mutually agreed upon in good faith between Purchaser and Seller and (ii) all documentation concerning Employees that Seller is required to provide in accordance with Sections 3.15 and 7.1 of this Agreement.

“Transferred Intellectual Property” means the Transferred Trademarks, the Transferred Patents, the Transferred Seller Software, the Transferred Copyrights and the Transferred Other Intellectual Property.

“Transferred Names” means the names set forth in Section 1.1(p)(ii) of the Seller Disclosure Schedule.

“Transferred Other Intellectual Property” means any and all Other Intellectual Property that is owned by one or more Seller Parties and used or held for use exclusively in connection with the Business (or any portion thereof).

“Transferred Patents” means (a) those patents and patent applications listed on Section 1.1(l) of the Seller Disclosure Schedule (all such patents and patent applications, collectively, “Scheduled Patents”); (b) reissues, reexaminations, continuations, continuations in part (only with respect to subject matter disclosed in the Scheduled Patents), divisionals, requests for continuing examinations or continuing prosecution applications, or design registrations of any Scheduled Patent; (c) all national (of any country of origin) and regional counterparts to which any of the items identified in clause (a) or (b) above claims priority (directly or indirectly); and (d) all patents issuing on any of the items identified in clause (a), (b) or (c) above.

“Transferred Real Property” means the real estate parcels described on Section 1.1(m) of the Seller Disclosure Schedule.

“Transferred Shares” means all of the capital stock and other equity interests of the Transferred Subsidiary.

“Transferred Seller Software” means all Software owned by one or more Seller Parties and used or held for use exclusively in connection with the Business (or any portion thereof), including the Software listed on Section 1.1(n)(i) of the Seller Disclosure Schedule, subject to any conditions or restrictions set forth therein.

“Transferred Subsidiary” means the Person set forth in Section 1.1(o) of the Seller Disclosure Schedule.

“Transferred Third Party Software” means the Software listed on Section 1.1(n)(ii) of the Seller Disclosure Schedule subject to any conditions or restrictions set forth therein.

“Transferred Trademarks” means the Trademarks set forth in Section 1.1(p)(i) of the Seller Disclosure Schedule and any and all Trademarks not listed thereon that are owned by one or more Seller Parties and used or held for use exclusively in connection with the Business (or any portion thereof), but excluding in all cases any Transferred Names. Transferred Trademarks do not include any Trademarks which are comprised, in whole or in part, of the terms KODAK, KODA, KOD or EKTA.

“Transition Services” has the meaning set forth in Section 5.17(a).

“Transition Services Agreement” means an agreement between Seller and/or certain of its Subsidiaries, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed concurrently with the Closing, in the form attached hereto as Exhibit D, except that the schedules to such agreement shall be agreed between the Parties in accordance with Section 5.17.

“Unaudited Historical Carve-Out Financial Statements” means the unaudited combined financial statements, prepared on a carve-out basis for Event Imaging Solutions, which comprise the combined statement of financial position as of December 31, 2012 and December 31, 2011, and the related combined statement of operations, of comprehensive (loss) income, of invested (deficit) income and of cash flows for each of the three (3) years in the period ended December 31, 2012.

“Unaudited Pro Forma Transaction Balance Sheets” means the unaudited balance sheets for each of Retail Systems Solutions, Paper & Output Systems, Event Imaging Solutions, Film Capture and Document Imaging, as of, and for the 12 months ended, December 31, 2012, prepared to reflect the Transferred Assets, Excluded Assets, Assumed Liabilities and Excluded Liabilities.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act of 1989, as may be amended from time to time, or any similar state or local Law.

“Warranty Repair Obligations” means the obligations of the Business for warranty repair to be performed after the Closing to the extent arising out of the obligations of any Seller Party under the terms of the Assigned Contracts or the Shared Contracts.

“Withholding Tax Estimate” has the meaning set forth in Section 6.2(b).

“Working Capital Principles” means the principles used to determine Closing Adjusted Working Capital and Reference Adjusted Working Capital set forth on Exhibit JJ hereto.

“Working Capital Statement” has the meaning set forth in Section 2.6(a).

“Xiamen Utilities Supply Agreement” means the agreement among Kodak (China) Company Limited and Purchaser, on the other hand, to be executed contemporaneously with the Closing on the terms and conditions reflected on Exhibit EE and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

Section 1.2 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the word “day” means calendar day;

(b) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(d) the terms “Dollars” and “$” mean United States Dollars;

(e) references herein to a specific Section, Subsection or Schedule shall refer, respectively, to Sections, Subsections or Schedules of this Agreement;

(f) wherever the word “include”, “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) references herein to any gender include the other gender;

(h) references in this Agreement to the “United States” mean the United States of America and its territories and possessions;

(i) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and

(j) except as otherwise specifically provided in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein.

Article II

PURCHASE AND SALE OF ASSETS

Section 2.1 Purchase and Sale.

(a) Transferred Assets. On the terms and subject to the conditions set forth herein, at the Closing, Seller shall, and shall cause the Other Sellers to, sell, convey, transfer, assign and deliver to Purchaser or one or more Purchaser Assigns, and Purchaser or one or more Purchaser Assigns shall purchase and acquire from Seller and each Other Seller, all of Seller’s and the Other Sellers’ right, title and interest, as of the Closing, in and to the following assets, but excluding the Excluded Assets (collectively, the “Transferred Assets”) (it being understood that (x) in the case of the Transferred Assets (excluding any Transferred Names) that are transferred or assigned by Seller or any Debtor Subsidiary Seller, such assets will be free and clear of all Interests (other than Permitted Encumbrances, Assumed Liabilities and Liens created by or through Purchaser or any of its Affiliates) pursuant to and to the maximum extent permitted by Sections 363 and 365 of the Bankruptcy Code and (y) in the case of the Transferred Assets (excluding any Transferred Names) that are transferred or assigned by the Non-Debtor Subsidiary Sellers, such assets will be free and clear of all Liens (other than Permitted Encumbrances, Assumed Liabilities and Liens created by or through Purchaser or any of its Affiliates)):

(i)	the assets listed on Section 2.1(a)(i) of the Seller Disclosure Schedule;

(ii)	the Transferred Shares;

(iii)	the Transferred Real Property;

(iv)	all of Seller’s and each of the Other Sellers’ rights in the Real Property Leases;

(v)	the Owned Inventory;

(vi)	the Owned Equipment;

(vii)	subject to Section 2.1(f) and Section 5.12, the Assigned Contracts and the Shared Contracts;

(viii)	the Current Assets;

(ix)	the Specified Avoidance Claims (to the extent not released by Seller and the Debtor Subsidiary Sellers);

(x)	subject to Section 5.19, the Current Business Information;

(xi)	subject to Section 5.19, the Historic Business Information;

(xii)	subject to Section 5.19, the Transferred Employee Email;

(xiii)	all rights and interests in all telephone numbers for cell phones provided by Seller to Transferred Employees;

(xiv)	the Transferred Employee Records;

(xv)	all assets and rights to the extent provided for in Article VII (Employment Matters);

(xvi)	the Transferred Intellectual Property, subject to (A) the Permitted Encumbrances, (B) any and all licenses listed on Section 3.8(b) of the Seller Disclosure Schedule and (C) Seller’s rights pursuant to this Agreement to maintain and utilize copies of any Business Information constituting Transferred Assets;

(xvii)	subject to Section 5.12, the Transferred Third Party Software;

(xviii)	the Transferred Names, but solely to the extent of Kodak’s rights, if any, in such Transferred Names, which are sold, conveyed, transferred and assigned on an “as-is” basis, together with all goodwill thereto, if any;

(xix)	all guaranties, warranties, indemnities and similar rights in favor of Seller or any Other Seller primarily related to any Transferred Asset or the Business;

(xx)	all causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by Seller or any Other Seller to the extent primarily related to the Transferred Assets, the Assumed Liabilities or the ownership, use, function or value of any Transferred Asset or the operation of the Business, whether arising by way of counterclaim or otherwise;

(xxi)	to the extent assignable under applicable Law, all Consents of Government Entities primarily related to the Business;

(xxii)	all prepaid expenses relating to any Transferred Asset;

(xxiii)	all goodwill associated with the Business;

(xxiv)	any rights of Seller or any Other Seller to insurance proceeds under any Seller Insurance Policy for any Transferred Asset that is materially damaged or destroyed between the date hereof and the Closing Date; and

(xxv)	all other assets of Seller and the Other Sellers that are primarily used or held for use in the conduct of the Business, whether tangible or intangible, real, personal or mixed, but excluding any such assets that constitute Intellectual Property or Software.

(b) Excluded Assets. Notwithstanding anything in this Section 2.1 or elsewhere in this Agreement to the contrary, Seller and the Other Sellers shall retain (subject to the terms and conditions of the Ancillary Agreements) all of their existing right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to Purchaser or Purchaser Assigns pursuant to this Agreement all of Seller’s and the Other Sellers’ assets other than the Transferred Assets, and the Transferred Assets shall not include any of the following assets held by Seller or any Other Seller (collectively, the “Excluded Assets”):

(i)	the Excluded Current Assets;

(ii)	all Seller Insurance Policies and, except as set forth in Section 2.1(a)(xxiv), all refunds due from, or payments due on, claims with an insurer in respect of losses arising prior to the Closing;

(iii)	the benefit of any Tax assets, including Tax refunds, Tax losses, credits or similar benefits relating to the Transferred Assets or the Business that are in existence as of the Closing or that are allocable to a Pre-Closing Taxable Period or to the portion of a Straddle Period ending on and including the Closing Date, except to the extent expressly agreed by this Agreement to be transferred to Purchaser at the Closing;

(iv)	all assets and rights to the extent provided for in Article VII (Employment Matters);

(v)	all claims, causes of action and rights to the extent relating to any Excluded Liabilities or to any Liabilities for which Seller or any Other Seller is responsible under this Agreement (including rights of set-off, rights to refunds and rights of recoupment from or against any Third Party);

(vi)	the security deposits made by or on behalf of Seller or any Other Seller (including those relating to Assigned Contracts) set forth on Section 2.1(b)(vi) of the Seller Disclosure Schedule;

(vii)	the Excluded Real Property and any other Real Property owned or leased by any Seller Party other than (A) the Transferred Real Property, (B) the Real Property Leases, (C) any rights granted to Purchaser and its Affiliates with respect to the applicable Real Property pursuant to the Harrow Lease, the Rochester Leases, the Shared Site Agreements or the Transition Services Agreement, and (D) any rights granted to Purchaser and its Affiliates with respect to the KEPS Plant pursuant to this Agreement;

(viii)	the Excluded Information;

(ix)	the Excluded IT;

(x)	any right, title and interest under or to any Non-Assigned Asset;

(xi)	the Excluded Contracts and Excluded Receivables;

(xii)	the BFN Assets and the BFN Swiss Assets; and

(xiii)	all assets set forth on Section 2.1(b)(xiii) of the Seller Disclosure Schedule.

(c) For the avoidance of doubt, the following assets of Seller and the Other Sellers shall constitute “Excluded Assets”:

(i)	except for (A) the Transferred Intellectual Property, (B) Intellectual Property and Software owned by the Transferred Subsidiary and (C) any Intellectual Property or rights to Intellectual Property assigned or licensed by any Seller Party or its Affiliates pursuant to the Ancillary Agreements, any rights to (x) any Intellectual Property of any Seller Party or its Affiliates or (y) Intellectual Property owned by a Third Party, except to the extent licensed under an Assigned Contract or a Shared Contract or is otherwise listed on Section 1.1(n)(ii) of the Seller Disclosure Schedule as Transferred Third Party Software (subject to the conditions and restrictions set forth therein and the terms of Section 5.12);

(ii)	all rights of Seller or any Other Seller under this Agreement and the Ancillary Agreements;

(iii)	all of the rights and claims of Seller and the Debtor Subsidiary Sellers available to Seller and the Debtor Subsidiary Sellers under the Bankruptcy Code, of whatever kind or nature, as set forth in Sections 544 through 551, inclusive, 553, 558 and any other applicable provisions of the Bankruptcy Code, and any related claims and actions arising under such Sections by operation of Law or otherwise, including any and all proceeds of the foregoing, other than the Specified Avoidance Claims;

(iv)	all of the rights and claims against Third Party debtors or debtors-in-possession subject to proceedings under the Bankruptcy Code to the extent such rights and claims are subject to an Order entered by a United States Bankruptcy Court that would void or otherwise materially affect the Transactions in the event any relevant consent is not obtained from such Bankruptcy Court or the relevant Third Party debtor or debtor-in-possession prior to the Closing; and

(v)	all stock or other equity interests in any Person owned by Seller or any Other Seller, other than the Transferred Subsidiary.

For the avoidance of doubt, any assets owned by the Transferred Subsidiary (other than the assets set forth on Section 5.17(b) of the Seller Disclosure Schedule) shall continue to be owned by the Transferred Subsidiary and shall not constitute Excluded Assets under this Agreement even if such assets are of the same kind and nature as any asset held by Seller or any Other Seller that constitutes an Excluded Asset; provided that (a) any Trademarks held by the Transferred Subsidiary (other than the Transferred Trademarks) and (b) the assets specified in Section 2.1(b)(iii) shall be Excluded Assets even if they are owned by the Transferred Subsidiary. In addition to the above, Seller and the Other Sellers shall have the right to retain, at their own expense, following the Closing, copies of any book, record, literature, list and any other written or recorded information constituting Business Information to which Seller and the Other Sellers in good faith determine they are reasonably likely to need access for bona fide business, tax or legal purposes (including, for the avoidance of doubt, the provision of services under the Transition Services Agreement). Nothing in this Agreement shall require Seller or its Affiliates to (1) purge any information from any Backup System or (2) purge any information from any Shared System; provided that Seller shall at all times comply with Section 5.10 in respect of any Business Information residing in any Backup System or Shared System after the Closing Date.

(d) Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser or one or more Purchaser Assigns shall assume and become responsible for, and duly and properly perform, discharge and pay, when due, the following, and only the following, Liabilities of Seller and the Other Sellers (the “Assumed Liabilities”), with the understanding that only those Liabilities of the Transferred Subsidiary described below in this Section 2.1(d) shall be Assumed Liabilities:

(i)	all Liabilities to the extent arising from the conduct, operation or ownership of the Business after the Closing (“Post-Closing Arising Liabilities”), including (A) all such Post-Closing Arising Liabilities with respect to the ownership, exploitation and operation of the Transferred Assets, (B) all such Post-Closing Arising Liabilities related to Actions or claims brought against the Business, (C) all such Post-Closing Arising Liabilities under any products liability Laws or similar Laws concerning defective products, and (D) all such Post-Closing Arising Liabilities under any other applicable Laws, but excluding Liabilities to the extent arising from any act or omission of any the Seller Parties or any of their respective Affiliates occurring prior to the Closing;

(ii)	all Liabilities of any kind of Seller Party or any Other Seller arising out of or under the terms of the Assigned Contracts or the Shared Contracts (including Warranty Repair Obligations and Deferred Revenue Obligations), but excluding any Liabilities to the extent resulting from any breach or default thereof by any Seller Party occurring prior to the Closing;

(iii)	all Liabilities with respect to all maintenance fees and prosecution costs with the U.S. Patent and Trademark Office and any foreign patent offices related to the Transferred Patents associated with the ownership or exploitation by or through Purchaser of the Transferred Patents, or otherwise arising by or through Purchaser, after the Closing;

(iv)	the Permitted Patent Encumbrances (but not the Contracts creating any of the Permitted Patent Encumbrances) to the extent they constitute Liabilities and obligations;

(v)	all non-monetary Liabilities that a “Kodak Divested Business” or an “Acquirer” thereof (as such terms are defined in the Retained Patents License Agreements) are required to assume in accordance with the terms of the Retained Patents License Agreements;

(vi)	solely in respect of the Transferred Patents, Patent Settlements;

(vii)	all non-monetary Liabilities arising after the Closing under any licenses of Intellectual Property and licensing assurances, declarations, agreements or undertakings relating to the Transferred Trademarks or Transferred Seller Software which Seller or any Other Seller may have granted or committed to Third Parties, but excluding to the extent resulting from Liabilities resulting from any breach or default of such licenses, licensing assurances, declarations, agreements or undertakings by any of the Seller Parties occurring on, prior to or after the Closing;

(viii)	all Liabilities transferred to and assumed by Purchaser and its Affiliates to the extent expressly set out in Article VII (Employment Matters);

(ix)	all Liabilities for the Selected Compensation Payments as expressly set out in Article VII;

(x)	all Liabilities for Taxes that are the responsibility of Purchaser under Article VI (Tax Matters);

(xi)	all Current Liabilities;

(xii)	all Liabilities relating to the Business that relate to or arise from or in connection with any Permitted Encumbrance, but excluding Liabilities to the extent resulting from or increased as a result of any breach or default under any obligation giving rise to such Permitted Encumbrance by any of the Seller Parties prior to the Closing;

(xiii)	all Liabilities relating to any Environmental Law with respect to any Transferred Real Property, the Harrow Facility or Real Property Leases (other than Excluded Environmental Liabilities);

(xiv)	all Liabilities with respect to 503(b)(9) Claims in connection with any 365 Debtor Contract that is not an Assigned 365 Debtor Contract; and

(xv)	all other Liabilities listed on Section 2.1(d)(xv) of the Seller Disclosure Schedule.

(e) Excluded Liabilities. Notwithstanding anything in Section 2.1(d) or elsewhere in this Agreement to the contrary, Purchaser and any Purchaser Assigns shall not assume or be deemed to have assumed any Liabilities of Seller, the Other Sellers or any of their Affiliates (including the Transferred Subsidiary) other than the Assumed Liabilities (such other Liabilities, collectively, the “Excluded Liabilities”). For the avoidance of doubt, and without limiting the immediately preceding sentence, the following Liabilities of Seller, the Other Sellers and any of their Affiliates constitute Excluded Liabilities:

(i)	all Liabilities to the extent they relate to or arise from any Excluded Assets;

(ii)	all Excluded Environmental Liabilities;

(iii)	all Liabilities for Taxes that are the responsibility of Seller under Article VI (Tax Matters);

(iv)	all Liabilities of any Seller Party to the extent they arise under this Agreement or any of the Ancillary Agreements;

(v)	all Liabilities of any Seller Party arising prior to the Closing to the extent related to the conduct, operation or ownership of the Business prior to Closing (other than the Assumed Liabilities);

(vi)	all Liabilities arising in connection with the Continuity Plan and/or any other retention-based Seller Employee Plan; and

(vii)	all Liabilities that are the responsibility of any Seller Party under Article VII (Employment Matters).

For the avoidance of doubt, unless expressly provided otherwise, Section 2.1(e)(iii) is the exclusive provision dealing with Taxes under this Section 2.1(e) and no other provision in this Section 2.1(e) shall apply to Taxes.

(f) Treatment of Debtor Contracts.

(i)	Section 2.1(f)(i) of the Seller Disclosure Schedule sets forth a list of all 365 Debtor Contracts and the respective Cure Costs, which schedule Seller shall promptly update and/or supplement as it identifies additional 365 Debtor Contracts; provided that all updates and supplements shall be complete prior to or on the fifteenth Business Day prior to the anticipated Sale Hearing unless Seller and Purchaser otherwise agree.

(ii)	Unless Seller and Purchaser shall otherwise agree, no later than ten (10) Business Days prior to the hearing to approve the Chapter 11 Plan, Purchaser shall deliver to Seller a list (the “Assumption List”) of all 365 Debtor Contracts that it desires Seller (or any other Debtor) to assume and assign (or in the case of Shared Contracts, partially assign) to Purchaser; provided that the Assumption List shall include any customer service contracts to which Seller or any Debtor Subsidiary Seller is a party in respect of which (i) prepayments for services were made by the counterparties thereof to Seller or any Debtor Subsidiary Seller after January 19, 2012 and (ii) deferred service revenue liabilities associated with such prepayments remain outstanding. All 365 Debtor Contracts listed in the Assumption List shall be “Assigned 365 Debtor Contracts” hereunder and all 365 Debtor Contracts not listed in the Assumption List shall be Excluded Assets.

(iii)	The Debtors shall promptly seek the approval of the Bankruptcy Court to permit the assumption and assignment (or in the case of Shared Contracts, partial assignment) of all Assigned 365 Debtor Contracts and, if required by Section 365 of the Bankruptcy Code, consent of the applicable non-Debtor counterparty.

(g) Assumption and Assignment Procedures.

(i)	Seller shall file with the Bankruptcy Court one or more motions (each, an “Assumption and Assignment Motion”) for an order of the Bankruptcy Court authorizing the assignment to Purchaser of the Assigned 365 Debtor Contracts pursuant to 365 of the Bankruptcy Code. Such request may be included in the Settlement and Sale Motion, the motion to confirm the Chapter 11 Plan or a separate Assumption and Assignment Motion, as Seller and Purchaser may reasonably agree.

(ii)	All Assumption and Assignment Motions and related orders shall be in form and substance reasonably acceptable to Purchaser and Seller. With respect to each Assumption and Assignment Motion, the Debtors shall deliver notice to all Persons entitled to notice, all in accordance with the applicable provisions of the Bankruptcy Code, applicable bankruptcy rules, and applicable order(s) of the Bankruptcy Court.

(h) Cure Costs; Adequate Assurance.

(i)	In connection with the assumption and assignment of any Assigned 365 Debtor Contract, the Cure Costs, as required by the Bankruptcy Code and provided in the Settlement and Sale Order, shall be paid in full by Purchaser prior to Closing and such payment shall not entitle Purchaser to any adjustment to the Purchase Price. Seller and its Subsidiaries shall have no liability in connection with the Cure Costs of any 365 Debtor Contract.

(ii)	Prior to the hearing before the Bankruptcy Court to assume any Assigned 365 Debtor Contracts, Purchaser shall provide adequate assurance of its future performance under each applicable Assigned 365 Debtor Contract to the parties thereto (other than the Debtors) as may be reasonably required in satisfaction of Section 365(f)(2)(B) of the Bankruptcy Code and any applicable Orders of the Bankruptcy Court. Purchaser agrees to promptly take all actions reasonably required to assist in demonstrating adequate assurance of future performance under the Assigned 365 Debtor Contracts, such as furnishing affidavits, non-confidential financial information and other documents or information necessary for filing with the Bankruptcy Court.

(iii)	Purchaser acknowledges and agrees that, if it becomes necessary to pay any additional Cure Costs or make any other payments, or provide any assurances of future payment or performance or take any other action in connection with the assumption and assignment of an Assigned 365 Debtor Contract or any assurances necessary to satisfy Purchaser’s obligations under Section 2.1(h)(i) or Section 2.1(h)(ii), Purchaser shall bear such costs and expenses and take such actions as may be reasonably required in order to cause such Assigned 365 Debtor Contract to be assigned to Purchaser hereunder, in each case without recourse to Seller or its Subsidiaries.

(i) BFN Sellers. Except to the extent contemplated by or incorporated into any BFN Irrevocable Offer or BFN Local Transfer Agreement, (A) the BFN Sellers shall not sell, convey, assign, deliver or transfer any asset or Liability under this Agreement and (B) nothing in this Agreement shall apply to, or govern, the sale, assignment, transfer, retention or assumption of assets, rights, properties or Liabilities of, or by, the BFN Sellers, and no Party shall have any obligation with respect thereto. The only assets, rights, properties and Liabilities of the BFN Sellers that Purchaser offers to acquire or assume are solely as expressly set forth in the relevant BFN Irrevocable Offers and the relevant BFN Local Transfer Agreements.

(j) BFN Swiss Assets.

(i)	If any BFN Irrevocable Offer is accepted by the relevant BFN Seller prior to the Closing, then this Agreement shall be automatically updated to include the relevant BFN Swiss Assets as Transferred Assets simultaneously with the acceptance of such BFN Irrevocable Offer and the execution of Exhibit B thereto.

(ii)	If any BFN Irrevocable Offer has not been accepted as of the Closing by the relevant BFN Seller, the Parties agree as follows:

(A)	Purchaser, Seller and EKSA will consummate the sale, conveyance, transfer, assignment and delivery to Purchaser of the relevant BFN Swiss Assets, subject to and simultaneously with the consummation of the sale, conveyance, transfer, assignment and delivery to Purchaser of the corresponding BFN Assets.

(B)	Prior to the Closing, Seller and Purchaser will cooperate in good faith to reach mutually acceptable arrangements to enable EKSA and the relevant BFN Seller to continue to operate the Business as currently conducted by EKSA and the relevant BFN Seller, until the earlier of (x) the acceptance or rejection of the relevant BFN Irrevocable Offer or (y) the expiration thereof.

(k) Patent Maintenance Costs. If, between the date hereof and the Closing Date, Seller has paid any maintenance fees due and payable to a patent office or similar organization in respect of the Transferred Patents for any period that ends after the Closing Date, the liability for such maintenance fees shall be allocated, on a pro rata basis based on the number of calendar days, (i) to Seller for the part of such period that ends on and including the Closing Date and (ii) to Purchaser for the part of such period that begins after the Closing Date. At Closing, Purchaser shall reimburse Seller for any part of such maintenance fees that are the responsibility of Purchaser under clause (ii) above.

(l) SSO Commitments. Purchaser acknowledges that the Transferred Patents are assigned and transferred subject to the SSO Commitments. Purchaser hereby commits to respect the SSO Commitments, solely with respect to the applicable Transferred Patents, and solely to the same extent as the SSO Commitments are binding upon Seller with respect to such Transferred Patents prior to the transfer of the Transferred Patents herein; provided, however, that nothing herein shall be construed as a commitment or agreement by Purchaser or its Affiliates to subject any Patents other than the Transferred Patents to the SSO Commitments. Purchaser shall confirm in writing to the U.S. Department of Justice, Antitrust Division, to the extent (i) requested by such Government Entity and (ii) required by applicable Law, the existence and scope of Purchaser’s commitments under this Section 2.1(l) with respect to such Transferred Patents.

Section 2.2 Purchase Price.

(a) General. On the terms and subject to the conditions set forth herein, in consideration of the sale of the Transferred Assets, in addition to (i) the assumption of the Assumed Liabilities, (ii) the KPP Cash Consideration Notes and (iii) the KPP Notes, at Closing (or, if the Closing does not occur on a Business Day, in accordance with Section 2.3) Purchaser shall pay, or shall procure that one or more Purchaser Assigns shall pay, an amount in cash equal in the aggregate to $325,000,000 (the “Cash Price”), in immediately available funds to Seller (it being agreed that Seller shall direct that such payment be allocated among each of the Seller Parties in accordance with the amount set forth next to such Seller Party’s name on the Purchase Price Allocation Schedule). At Closing, Purchaser shall also issue the KPP Notes and the KPP Cash Consideration Notes to Seller, or shall procure that one or more Purchaser Assigns will transfer the KPP Notes and the KPP Cash Consideration Notes to Seller. Additionally, on or prior to the Closing Date the Parties shall take, and shall cause their Affiliates to take, all necessary actions to carry out the transactions set forth in Schedule I, provided that (w) the transactions set forth in Schedule I shall take place in the sequence set out therein, (x) none of the transactions (excluding any transactions taking place prior to the Closing Date) set forth in Schedule I shall take place unless each of the other transactions are capable of being completed in full (following the performance of the transactions listed before them), (y) if Closing does not occur by the Outside Date, the Parties agree that any transaction (excluding any transactions taking place prior to the Closing Date) set forth in Schedule I that may have occurred before that date shall be null, void and of no legal effect and the Parties shall use commercially reasonable efforts to reverse the effect of such transactions and place all affected entities in the position that they were in immediately before the first such transaction was completed and (z) to the extent that there is any inconsistency between Schedule I and the terms of this Agreement (excluding Schedule I), or any Ancillary Agreements, the terms of this Agreement (excluding Schedule I), or any Ancillary Agreements, as applicable shall prevail.

(b) Purchase Price Adjustments. After the Closing, the Purchase Price will be finally adjusted and payments made pursuant to Section 2.6 and Section 2.7.

Section 2.3 Closing Date. The completion of the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, commencing at 9:00 a.m. New York City time upon the first Business Day on which all of the conditions set forth under Article VIII (Conditions to the Closing) (other than conditions to be satisfied at the Closing, but subject to the waiver or fulfillment of those conditions) have been satisfied or, if permissible, waived by Seller and/or Purchaser (as applicable), or on such other place, date and time as shall be mutually agreed upon in writing by Purchaser and Seller (the day on which the Closing takes place being the “Closing Date”); provided that the Closing Date shall be the first Business Day of a calendar month unless Seller otherwise agrees. The Closing shall be deemed to be effective as of 12:01 a.m., New York City time, on the Closing Date; provided that if the Closing Date is not a Business Day, the Closing shall be deemed to be effective as of 12:01 a.m., New York City time, on the first day of the calendar month in which the Closing occurs, unless Seller otherwise agrees.

Section 2.4 Purchaser Closing Deliverables. At the Closing, Purchaser shall, and/or shall cause any Purchaser Assign to, deliver to Seller the following:

(a) an amount equal to the Cash Price, in immediately available United States dollars by wire transfer to an account or accounts which have been designated by Seller at least two (2) Business Days prior to the Closing Date;

(b) the KPP Cash Consideration Notes, payable to Seller, and immediately thereafter but following receipt by Purchaser of the KL Cash, in full settlement of the KPP Cash Consideration Notes, Purchaser shall pay Seller an amount equal to the aggregate principal amount of the KPP Cash Consideration Notes, in immediately available United States dollars by wire transfer to an account or accounts which have been designated by Seller at least two (2) Business Days prior to the Closing Date;

(c) the KPP Notes, payable to Seller;

(d) a counterpart of the Assignment and Assumption Agreement, in the form attached as Exhibit A and dated as of the Closing (the “Assignment and Assumption Agreement”), duly executed by Purchaser;

(e) counterparts of such other instruments of assignment and assumption, quitclaim deeds, bills of sale and other instruments or documents, in form and substance reasonably acceptable to Seller and Purchaser, as may be necessary to effect the transfer of the Transferred Assets consisting of Transferred Intellectual Property, tangible personal property, owned Real Property and leased Real Property to Purchaser, duly executed by Purchaser;

(f) a Local Transfer Agreement in respect of each Seller Party incorporated in a Specified Jurisdiction duly executed by Purchaser, but solely to the extent all required Consents from, and filings with and notices to, the Government Entities in such Specified Jurisdiction have been obtained or made;

(g) a counterpart of each of the other Ancillary Agreements duly executed by Purchaser or the applicable Purchaser Assign; and

(h) the certificate to be delivered pursuant to Section 8.2(c).

Section 2.5 Seller Closing Deliverables. At the Closing, Seller shall deliver to Purchaser, or cause to be delivered to Purchaser by the Other Sellers, as applicable, the following:

(a) a counterpart of the Assignment and Assumption Agreement duly executed by Seller and each Other Seller (other than any Other Seller that has executed and delivered a Local Transfer Agreement);

(b) counterparts of such other instruments of assignment and assumption, quitclaim deeds, bills of sale, title affidavits, and other instruments or documents, in form and substance reasonably acceptable to Seller and Purchaser, as may be necessary to effect the transfer of the Transferred Assets consisting of Transferred Intellectual Property, tangible personal property, owned Real Property and leased Real Property to Purchaser, duly executed by the appropriate Seller Parties;

(c) a Local Transfer Agreement in respect of each Seller Party incorporated in a Specified Jurisdiction duly executed by such Seller Party, but solely to the extent all required Consents from, and filings with and notices to, the Government Entities in such Specified Jurisdiction have been obtained or made;

(d) a counterpart of each of the Ancillary Agreements, duly executed by the appropriate Seller Parties;

(e) with respect to the Transferred Subsidiary, approval certificate and business licenses confirming Purchaser or one or more Purchaser Assigns as the new owner of the Transferred Shares, and other appropriate instruments and documents necessary to transfer such Transferred Shares to Purchaser, and written resignations from each of the officers and directors of the Transferred Subsidiary effective as of the Closing Date, but solely to the extent all required Consents from, and filings with and notices to, applicable Government Entities have been obtained or made;

(f) the certificate to be delivered pursuant to Section 8.3(c); and

(g) a duly executed FIRPTA certificate meeting the requirements under Treasury Regulation section 1.1445-2, certifying that Seller is not a foreign Person, and that is in a form reasonably satisfactory to Purchaser.

Section 2.6 Working Capital Adjustment.

(a) No later than 90 days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement (the “Working Capital Statement”) in the form of the Form of Working Capital Statement that sets forth Purchaser’s calculation of Closing Adjusted Working Capital and Reference Adjusted Working Capital, prepared in accordance with the Working Capital Principles.

(b) Thereafter, at the request of Seller, Purchaser shall give Seller reasonable access during normal business hours to Purchaser’s working papers and any working papers of Purchaser’s independent accountants relating to the preparation of the Working Capital Statement, as well as the books and records of Purchaser that relate to the Business that are relevant to Purchaser’s calculation of Closing Adjusted Working Capital and Reference Adjusted Working Capital; provided, however, that the independent accountants of Purchaser shall not be obligated to make any working papers available to Seller unless and until Seller has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. In addition, Purchaser shall make its representatives responsible for and knowledgeable about the information used in, and the preparation and calculation of, the Working Capital Statement, reasonably available to answer questions with respect to the contents of the Working Capital Statement and Seller’s calculation of Closing Adjusted Working Capital and Reference Adjusted Working Capital.

(c) Seller shall be entitled to dispute the calculation of the Closing Adjusted Working Capital or the Reference Adjusted Working Capital set forth in the Working Capital Statement if it delivers a written notice (an “Objection Notice”) to Purchaser within 60 days after delivery of the Working Capital Statement (the “Objection Period”). The Objection Notice shall contain a reasonably detailed description of any changes that Seller proposes to be made to the calculation of the Closing Adjusted Working Capital or the Reference Adjusted Working Capital set forth in the Working Capital Statement. If Seller does not deliver an Objection Notice to Purchaser within the Objection Period, Seller shall not be entitled to dispute the calculation of Closing Adjusted Working Capital or the Reference Adjusted Working Capital set forth in the Working Capital Statement, which shall be final and binding on each of the Parties.

(d) If Seller delivers an Objection Notice to Purchaser within the Objection Period, Seller and Purchaser shall attempt in good faith to agree upon the amount of the Closing Adjusted Working Capital and the Reference Adjusted Working Capital during the period commencing on the date of delivery of the Objection Notice and ending 30 days thereafter (the “Negotiation Period”). If Seller and Purchaser agree in writing on the Closing Adjusted Working Capital and the Reference Adjusted Working Capital (whether such amounts are the same as or different from the amounts set forth in the Working Capital Statement) during the Negotiation Period, the Closing Adjusted Working Capital and the Reference Adjusted Working Capital shall be the amounts agreed upon by the Parties.

(e) If Seller and Purchaser do not agree in writing on the Closing Adjusted Working Capital or the Reference Adjusted Working Capital prior to the expiration of the Negotiation Period, each Party shall (A) jointly engage Plante Moran, or, if such firm declines to serve as accounting arbiter or the Parties agree in writing not to engage such firm, such other firm of independent public accountants as mutually agreed upon by Purchaser and Seller (the

“Accounting Arbiter”) and (B) submit to the Accounting Arbiter, not later than 15 days after the end of the Negotiation Period, a statement containing its calculation of the items in dispute (each, an “Arbiter Statement”), which shall include only those items set forth in the Objection Notice that remain in dispute at the expiration of the Negotiation Period. The Accounting Arbiter, acting as an expert and not as an arbitrator, shall make a final and binding determination as to all matters in dispute as promptly as practicable after its appointment. In determining the proper amount of the Closing Adjusted Working Capital and/or the Reference Adjusted Working Capital, as applicable, the Accounting Arbiter shall be bound by the terms of this Section 2.6 and may not increase the amount of any item in dispute above the highest amount set forth in the Arbiter Statement nor decrease any such amount below the lowest amount set forth in the Arbiter Statement. The Accounting Arbiter shall not review any line items or make any determination with respect to any matter other than those matters set forth in the Arbiter Statement. The Accounting Arbiter shall send its written determination of the Closing Adjusted Working Capital and/or the Reference Adjusted Working Capital, as applicable, to Seller and Purchaser, and such determination and calculation shall be final and binding on the Parties, absent fraud or manifest error. The fees and expenses of the Accounting Arbiter shall be borne by Purchaser and Seller in inverse proportion to the dollar amount of the items in dispute set forth in the Arbiter Statements as to which such Party prevails in the accounting arbitration, which proportionate allocations shall also be determined by the Accounting Arbiter at the time it renders its determination on the merits of the matters in dispute. The Accounting Arbiter may not award damages, interest or penalties to any party with respect to any matter.

(f) Once a final and binding determination of the Closing Adjusted Working Capital and the Reference Adjusted Working Capital has been made in accordance with the applicable provisions of this Section 2.6: (i) if the Closing Adjusted Working Capital is greater than the sum of $10 million plus the Reference Adjusted Working Capital, then Purchaser shall make a payment to Seller in accordance with Section 2.6(g) equal to the difference between (A) the Closing Adjusted Working Capital and (B) the sum of $10 million plus the Reference Adjusted Working Capital; (ii) if the Closing Adjusted Working Capital is less than the sum of the Reference Adjusted Working Capital less $10 million, then Seller shall make a payment to Purchaser in accordance with Section 2.6(g) equal to the difference between (X) the sum of the Reference Adjusted Working Capital less $10 million and (Y) the Closing Adjusted Working Capital; or (iii) if the Closing Adjusted Working Capital is equal to or greater than the sum of the Reference Adjusted Working Capital less $10 million and equal to or less than the sum of the Reference Adjusted Working Capital plus $10 million, then neither Purchaser nor Seller shall be required to make any payment to the other pursuant to this Section 2.6.

(g) Any payment required to be made pursuant to Section 2.6(f) shall be made no later than five (5) Business Days after a final and binding determination of the Closing Adjusted Working Capital and the Reference Adjusted Working Capital has been made in accordance with the applicable provisions of this Section 2.6 (the “Payment Date”) in immediately available funds to such account or accounts as is designated in writing by the Party receiving such payment; provided that if such payment required to be made exceeds $5 million, then $5 million shall be paid no later than the Payment Date and the amount of the payment exceeding $5 million shall be paid no later than the first anniversary of the Payment Date.

(h) Notwithstanding anything contained in this Section 2.6 to the contrary, if any BFN Irrevocable Offer has not been accepted as of the Closing by the relevant BFN Seller, then the Parties will cooperate in good faith to reasonably agree on an equitable adjustment to the figures set forth in clause (a) of the definitions of PI Reference Accounts Payable, PI Reference Accounts Receivable, PI Reference Inventory, DI Reference Accounts Payable, DI Reference Accounts Receivable and DI Reference Inventory to reflect the exclusion of the relevant BFN Assets and BFN Swiss Assets from the calculation of Reference Adjusted Working Capital and Closing Adjusted Working Capital.

Section 2.7 Contingent Purchase Price Adjustment. So long as Purchaser operates the Business in a commercially reasonable manner and as if this Section 2.7 and Schedule II did not exist, Seller shall pay to Purchaser in cash the amounts that may become due from time to time in accordance with the terms and conditions of Schedule II, in an aggregate amount not to exceed $35 million.

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in (a) the Seller Disclosure Schedule or (b) to the extent relating to the Excluded Assets or the Excluded Liabilities, Seller represents and warrants to Purchaser as follows:

Section 3.1 Organization and Qualification. Seller and each Other Seller is duly incorporated, founded or organized, as applicable, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation, foundation or organization. Seller and each Other Seller has all requisite corporate power and authority to own, lease and operate the Transferred Assets, the Harrow Facility, the KEPS Plant, the Rochester Sites and the Shared Sites held by such Person, and to carry on the Business as and to the extent currently conducted by such Person. Seller and each Other Seller is duly qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of the Transferred Assets, the Harrow Facility, the KEPS Plant, the Rochester Sites and the Shared Sites held by, or the conduct of the Business conducted by, such Person requires such qualification, except for failures to be so qualified or in good standing, as the case may be, that would not reasonably be expected, individually or in the aggregate with such other failures, to have a Material Adverse Effect.

Section 3.2 Corporate Authority. Subject to the entry of the Settlement and Sale Order and the receipt of other Consents from the Bankruptcy Court in connection with the Transactions (collectively, the “Bankruptcy Consents”), Seller has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and each Ancillary Agreement and to consummate the Transactions. Each Non-Debtor Subsidiary Seller and, subject to the Bankruptcy Consents, each Debtor Subsidiary Seller has, or prior to the Closing will have, all requisite corporate power and authority necessary to consummate the Transactions. Subject to the receipt of the Bankruptcy Consents, this Agreement is, and when executed and delivered by Seller, each Ancillary Agreement will be, a valid and binding agreement of Seller enforceable against Seller in accordance with its terms.

Section 3.3 Transferred Subsidiary. Section 3.3 of the Seller Disclosure Schedule sets forth the name of the Transferred Subsidiary, together with its jurisdiction of organization, its authorized and outstanding capital stock or other equity interests as of the date of this Agreement, the identity of each holder of its outstanding capital stock or other equity interests as of the date of this Agreement and the number and class of shares of capital stock or other equity interests held by each such holder as of the date of this Agreement. Seller or an Other Seller has good and valid title to all of the outstanding capital stock and other equity interests of the Transferred Subsidiary, in each case, free and clear of all Liens (other than Permitted Encumbrances). All of the outstanding shares of capital stock of the Transferred Subsidiary have been validly issued and, to the extent the Transferred Subsidiary is incorporated or organized in a jurisdiction where such concepts are applicable, are fully paid and non-assessable. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the shares of capital stock of the Transferred Subsidiary (other than this Agreement) or obligating Seller or any of its Subsidiaries to issue or sell any shares of capital stock of, or any other interest in, the Transferred Subsidiary. The Transferred Subsidiary has all requisite corporate power and authority to own, lease and operate its respective assets, and to carry on the Business as and to the extent currently conducted by the Transferred Subsidiary. The Transferred Subsidiary is duly incorporated, founded or organized, as applicable, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation, foundation or organization. The Transferred Subsidiary is duly qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of the assets held by, or the conduct of the Business conducted by, such Person requires such qualification, except for failures to be so qualified or in good standing, as the case may be, that would not reasonably be expected, individually or in the aggregate with such other failures, to have a Material Adverse Effect. Nothing in this Agreement shall be construed to grant to Purchaser any right to continue to use the name “Kodak” in the name of the Transferred Subsidiary and Purchaser agrees to change the corporate or business name of the Transferred Subsidiary on the Closing Date (or, if appropriate, on a later date when all Consents from any Government Entity of China are obtained to effect the transfer of the Transferred Shares) to a corporate or business name that does not use “Kodak” or any similar name.

Section 3.4 Approvals. Other than the Bankruptcy Consents and such filings as may be required under the HSR Act or foreign Antitrust Laws, no notices, reports or other filings are required to be made by Seller or any of its Affiliates with, nor are any Consents required to be obtained by any Seller or any of its Affiliates from, any Government Entity in connection with the execution and delivery of this Agreement or any Ancillary Agreement by Seller and the consummation by Seller of the Transactions, except those that the failure to make or obtain would not reasonably be expected, individually or in the aggregate with other such failures, (a) to have a Material Adverse Effect or (b) to prevent, impair or materially delay the ability of Seller to consummate the Transactions.

Section 3.5 Non-Contravention. Subject to the receipt of the Bankruptcy Consents, the execution, delivery and performance of this Agreement and each Ancillary Agreement by Seller does not, and the consummation by Seller and the Other Sellers of the Transactions will not, constitute or result in (a) a breach or violation of, or a default under, the certificate of incorporation, bylaws or comparable organizational documents of any of the Seller Parties, (b) a breach or violation of, a default under, or an acceleration of any obligations or the creation of a Lien on the Transferred Assets or the assets of the Transferred Subsidiary (with or without notice, lapse of time or both) pursuant to, any Material Contract or the DIP Facilities, (c) assuming the making of notices, reports and filings and the obtaining of Consents referred to in Section 3.4 of this Agreement and Section 3.4 of the Seller Disclosure Schedule, a breach or violation of or a default under any Law to which any Seller Party is subject or (d) a violation or contravention of any Order issued by the Bankruptcy Court in the Bankruptcy Cases, except, in the case of clauses (b) and (c) above, for any breach, violation, default, acceleration or creation that would not reasonably be expected, individually or in the aggregate with other such breaches, violations, defaults, accelerations or creations, to have a Material Adverse Effect.

Section 3.6 Title to Transferred Assets; Sufficiency of Assets.

(a) Subject to the receipt of the Bankruptcy Consents, each Seller Party has, or at the Closing will have, good and valid title to, or good and valid leasehold interests in, all of the Transferred Assets owned or leased by it, free and clear of all Liens, other than Permitted Encumbrances. From and after the Closing, Purchaser or its assigns shall have quiet enjoyment of each of the Rochester Sites and the Shared Sites pursuant to the applicable Rochester Leases and Shared Site Agreements. At the Closing, the Seller Parties will deliver to Purchaser good and valid title to the Owned Inventory, the Owned Equipment, any other tangible Transferred Assets (including the Transferred Real Property) and their rights under the Real Property Leases they own, free and clear of all Liens except Permitted Encumbrances or Liens created by or through Purchaser or any of its Affiliates. The Transferred Subsidiary has good and valid title to, or good and valid leasehold interests in, the personal tangible property it owns or leases, free and clear of all Liens except Permitted Encumbrances.

(b) No Affiliate of Seller, other than the Other Sellers, owns assets that would be Transferred Assets if owned by Seller or any Other Seller. Subject to the receipt of (i) the Bankruptcy Consents, (ii) each Consent referred to in Section 3.4 of this Agreement and Section 3.4 of the Seller Disclosure Schedule and (iii) each Consent required to be obtained in connection with the matters set forth on Section 3.5 of the Seller Disclosure Schedule, the Transferred Assets (together with the rights to be granted or services to be provided to Purchaser under the Ancillary Agreements and pursuant to Section 5.12 in respect of Non-Assignable Assets) and the assets of the Transferred Subsidiary include all properties and assets necessary for Purchaser to continue to operate the Business immediately following the Closing in all material respects as the Business is currently conducted.

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Seller Disclosure Schedule sets forth, as of the date of this Agreement, a list of every Seller Contract (other than Intercompany Contracts and Contracts set forth on Section 1.1(r) of the Seller Disclosure Schedule) that:

(i)	is an agreement or series of agreements with the same Third Party that resulted in (i) the payment attributable to the Business of more than $1 million in the aggregate during the fiscal year ended December 31, 2012 or (ii) the receipt by the Business of more than $1 million in the aggregate during the fiscal year ended December 31, 2012 (each, a “Material Contract”);

(b) None of the Assigned Contracts is a Contract that:

(i)	is a “sole source” Contract;

(ii)	restricts the Business from engaging in any business activity in any material respect and would so restrict Purchaser from and after the Closing (other than with respect to Intellectual Property or Software);

(c) None of the Material Contracts is a Contract that:

(i)	establishes or creates a joint venture or similar relationship, whether in the form of a partnership, limited liability company, profit-sharing or limited liability partnership;

(ii)	contains any covenant or obligation pursuant to which any Seller Party is required to purchase more than 80% of its materials, supplies, goods or equipment from the counterparty to such Contract for use in the manufacture, production, development or assembly of any product of the Business; or

(iii)	contains any covenant or obligation that grants to any Person any other than any Seller Party any “most favored nation” right with respect to any products or services of the Business.

(d) Except to the extent excused by or rendered unenforceable as a result of the Bankruptcy Cases, as of the date of this Agreement, all Material Contracts are in full force and effect and, to the Knowledge of Seller, are enforceable against each party thereto in accordance with the express terms thereof. As of the date of this Agreement, there does not exist under any Material Contract any violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of Seller or any of its Affiliates or, to the Knowledge of Seller, any other party thereto, except, in each case, (i) as a result of the Bankruptcy Cases, (ii) as will be cured upon receipt of the Bankruptcy Consents and payment of the Cure Costs, or (iii) any such breach, violation or default as (x) to which requisite waivers or consents have been obtained or (y) would not reasonably be expected, individually or in the aggregate with other such breaches, violations or defaults, to have a Material Adverse Effect.

Section 3.8 Intellectual Property.

(a) A list of the Business Intellectual Property registered or filed with a Government Entity in the name of the Seller Parties as of the date of this Agreement is set forth on Section 3.8(a) of the Seller Disclosure Schedule (such listed Intellectual Property, the “Business Registered IP”), including the jurisdiction and the applicant/registrant and current owner. The Seller Parties named on Section 3.8(a) of the Seller Disclosure Schedule constitute all Persons who own any right, title or interest in or to the Business Registered IP. To the Knowledge of Seller and except as would not reasonably be expected to have a Material Adverse Effect, (i) all Business Registered IP (and all registrations thereof) is valid, subsisting and enforceable and in full force and effect as of the date hereof, (ii) none of the Business Intellectual Property is being infringed, misappropriated or otherwise violated by any Person, nor has any Person infringed, misappropriated or otherwise violated any Business Intellectual Property, and (iii) there is no such claim pending, alleged or threatened against any Person by any of the Seller Parties.

(b) None of the Business Intellectual Property is subject to any Liens other than (i) Permitted Encumbrances, and (ii) the licenses entered into prior to the date of this Agreement and listed on Section 3.8(b) of the Seller Disclosure Schedule.

(c) No Action is pending and served (or, to the Knowledge of Seller, is threatened or is pending and has not been served) against a Seller Party or by a Seller Party in respect of the Business relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property or any proprietary right in Software of any Third Party. To the Knowledge of Seller, no Seller Party has received any written assertions during the five (5) years prior to the date of this Agreement: (i) that the operation of the Business infringes, misappropriates or otherwise violates any Intellectual Property or any proprietary rights in Software of any Third Party; (ii) requesting that any Seller Party license any Intellectual Property or any proprietary rights in Software of any Third Party in connection with the operation of the Business; or (iii) challenging any Seller Party’s right to use, right to transfer, or exclusive ownership of any of the Business Intellectual Property; in the case of clauses (i), (ii) and (iii), except where such assertions or requests would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(d) No Action is pending or served (or, to the Knowledge of Seller, is threatened or pending and has not been served) against a Seller Party or, to the Knowledge of Seller, submitted to any Government Entity asserting invalidity, misuse or unenforceability of any Business Intellectual Property or challenging any Seller Party’s right to use or ownership of the Business Intellectual Property. To the Knowledge of Seller, as of the date of this Agreement, there has been no assertion or claim made in writing to any Seller Party or, to the Knowledge of Seller, submitted to any Government Entity during the five (5) years prior to the date of this Agreement asserting invalidity, misuse or unenforceability of any Business Intellectual Property or challenging any Seller Party’s right to use or ownership of the Business Intellectual Property, in each case, excluding any such assertions or claims that would not reasonably be expected to result in any invalidity, unenforceability, loss or other material impairment of any material rights or interests in the Business Intellectual Property.

(e) A list of all SSO Commitments of the Seller Parties relating to the Business Intellectual Property is set forth on Section 3.8(e) of the Seller Disclosure Schedule, and Seller has furnished, to the extent in Seller’s possession, to Purchaser all copies of all SSO membership agreements or founder agreements (to the extent any Seller Party is the founding entity of the SSO) to which any Seller Party is a party, all by-laws and policies for such SSOs and all written declarations by the Seller Parties to such SSOs and all agreements between any Seller Party and such SSOs under which such Seller Party has granted or waived any rights with respect to any of the Business Intellectual Property. No Seller Party has granted any rights pursuant to an SSO Commitment involving any Business Intellectual Property for no payment.

(f) The Business Intellectual Property and the Intellectual Property and Software licensed or included as part of services provided to Purchaser pursuant to the Ancillary Agreements or the Assigned Contracts and the Shared Contacts (and, pursuant to Section 5.12, any Intellectual Property included in Non-Assignable Assets) constitute all of the Intellectual Property and Software used in or necessary for the operation of the Business as currently conducted. For the avoidance of doubt, this Section 3.8(f) shall not constitute or be deemed to be a representation or warranty regarding non-infringement, non-misappropriation or non-violation of any Intellectual Property rights of any Third Party.

(g) The Seller Parties solely and exclusively own (i) the Business Intellectual Property and (ii) excluding the Permitted Encumbrances, all right, title and interest to sue for past, present and future infringement, misappropriation or other violations. Except as disclosed on Section 3.8(g) of the Seller Disclosure Schedule, the Seller Parties have obtained and properly recorded previously executed assignments for all Business Registered IP as necessary to assign to the Seller Parties all right, title and interest therein in accordance with applicable Law in each respective jurisdiction. The Seller Parties have obtained waivers and/or similar agreements from all Persons who may claim moral rights in or to any Business Intellectual Property and all Licensed Intellectual Property pursuant to which such Persons agree that they waive and/or will not assert any moral rights they have in any Business Intellectual Property and/or Licensed Intellectual Property.

(h) There are no existing contracts, agreements, options, commitments, or rights with, to, or in any Person: (i) to acquire title in or to any of the Business Intellectual Property; (ii) that grants or retains any exclusive rights or licenses in or to any of the Business Intellectual Property or any right to obtain or retain any such exclusive right or license in the future; or (iii) other than Product Licenses, that would require the Purchaser to grant a license to any of the Transferred Patents on royalty-free terms and conditions on or after the Closing. The consummation of the Transactions shall not alter, impair or extinguish any ownership rights in any Business Intellectual Property as such are possessed or owned by the Seller Parties immediately prior to the Closing (other than assignment of the Business Intellectual Property to Purchaser hereunder).

(i) The Seller Parties have all rights necessary to grant the licenses in, to and under the Licensed Intellectual Property set forth in the Seller Intellectual Property License Agreements. The Business Intellectual Property and Licensed Intellectual Property, as currently used by the Business, does not infringe, misappropriate or otherwise violate any Intellectual Property (excluding Patent) rights, or, to the Knowledge of Seller, any Patent rights, of any Third Party.

(j) To the Knowledge of Seller, no Transferred Seller Software is, in whole or in part, subject to any open-source or other similar type of license agreement or distribution model such that (i) the source code for any Transferred Seller Software is required to be distributed or made available to Third Parties, (ii) the Seller Parties are prohibited or limited from charging a fee or receiving consideration in connection with sublicensing or distributing any Transferred Seller Software; (iii) except as specifically permitted by Law, any Third Party is granted the right or otherwise allowed to decompile, disassemble or otherwise reverse-engineer any Transferred Seller Software; or (iv) any Transferred Seller Software is required to be licensed for the purpose of making derivative works

(k) No portion of the source code of any Transferred Seller Software has been disclosed by the Seller Parties to any escrow agent or any other Person during the five (5) years prior to the date of this Agreement, nor has any Seller Party entered into any agreement requiring such disclosure upon the occurrence of any future event, excluding, in each case, disclosures to employees and Third Party contractors pursuant to customary confidentiality and non-disclosure obligations.

(l) To the Knowledge of Seller, none of the Transferred Seller Software or Software licensed to Purchaser pursuant to the Software Intellectual Property License Agreement contains any malicious code (including any malware, worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) designed to permit unauthorized access, or cause such Software to materially malfunction (including by corrupting data), either automatically, with the passage of time or upon command by any Person. The Seller Parties have implemented commercially reasonable measures to protect and maintain the confidentiality of all confidential information included in the Business Intellectual Property and the security of its confidential information maintained in its information technology hardware. In the 24 months prior to the date hereof, there have been no material failures or breakdowns of, or security breaches with respect to information and data contained within, any information technology hardware included in the Transferred Assets.

(m) Notwithstanding any provision herein to the contrary, this Section 3.8 consists of the sole and exclusive representations and warranties in this Agreement regarding Intellectual Property and Software, including non-infringement, non-violation and non-misappropriation thereof.

Section 3.9 Finders’ Fees. Except for Lazard Frères & Co. LLC and AP Services, LLC, whose fees and expenses will be paid by Seller, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any Affiliate of Seller who might be entitled to any fee or commission from Seller or any of its Affiliates in connection with the Transactions.

Section 3.10 Litigation. Except for the Bankruptcy Cases, there is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation pending, or to the Knowledge of Seller threatened in writing, against or relating to any of the

Seller Parties in connection with the Business, other than those that would not reasonably be expected, individually or in the aggregate with such other actions, suits, demands, claims, hearings, proceedings or investigations, to have a Material Adverse Effect or prevent, impair or materially delay the ability of Seller to consummate the Closing. Except for the Bankruptcy Cases, none of the Transferred Assets is subject to any Order of any Government Entity of competent jurisdiction, other than those that would not reasonably be expected, individually or in the aggregate with such other Orders, (a) to have a Material Adverse Effect or (b) to prevent, impair or materially delay the ability of Seller to consummate the Closing.

Section 3.11 Financial Statements.

(a) Section 3.11(a) of the Seller Disclosure Schedule sets forth copies of the Audited Historical Carve-Out Financial Statements and the Unaudited Historical Carve-Out Financial Statements.

(b) Section 3.11(b) of the Seller Disclosure Schedule sets forth copies of an unaudited pro forma internal summary of the revenue, expenses and contribution to earnings of Film Capture for the fiscal years ended, respectively, 2010, 2011 and 2012 (the “Film Capture Operations Financial Statements” and, together with the Audited Historical Carve-Out Financial Statements, the Unaudited Historical Carve-Out Financial Statements and the Unaudited Pro Forma Transaction Balance Sheets, the “Financial Statements”).

(c) Section 3.11(c) of the Seller Disclosure Schedule sets forth copies of the Unaudited Pro Forma Transaction Balance Sheets. The Unaudited Pro Forma Transaction Balance Sheets have been prepared based on adjustments to the Audited Historical Carve-Out Financial Statements and the Unaudited Historical Carve-Out Financial Statements, such adjustments representing management’s good faith estimate (determined using reasonable judgment) of the Transferred Assets, Excluded Assets, Assumed Liabilities and Excluded Liabilities, as contemplated by this Agreement.

(d) The Financial Statements were derived from the books and records of the Business. The Audited Historical Carve-Out Financial Statements and the Unaudited Historical Carve-Out Financial Statements (i) include certain expenses that have been allocated on a basis that Seller considers to be reasonable and applied consistently to the Business during the periods presented and (ii) have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby (except as may be indicated in the notes thereto).

(e) The Financial Statements are materially accurate and present in all material respects the financial condition and results of operations of the Business for the periods covered thereby except for (i) pro forma adjustments as identified in Section 3.11(c), (ii) normal year-end adjustments and accruals contained in the Film Capture Operations Financial Statements, (iii) the absence of any footnotes that would be required to bring the Film Capture Operations Financial Statements into compliance with GAAP and (iv) the fact that the Financial Statements may not reflect the actual expenses the Business would have incurred if it had been operated as a stand-alone entity and may not be indicative of what the Business results of operations, financial position and cash flows may be in the future.

Section 3.12 Compliance with Laws.

(a) No Seller Party is in violation of any applicable Law (including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption Law) in connection with the Business, in each case except for such violations that would not reasonably be expected to have, individually or in the aggregate with such other violations, a Material Adverse Effect.

(b) No Seller Party has received any written notice from any Government Entity within the 24 months preceding the date of this Agreement alleging any violation by such Seller Party under any applicable Law, except for violations that would not reasonably be expected, individually or in the aggregate with such other violations, to have a Material Adverse Effect.

(c) The Business has all Consents of Government Entities necessary for the conduct of the Business as currently conducted other than those the absence of which would not reasonably be expected, individually or in the aggregate with such other absences, to have a Material Adverse Effect. Each such Consent is valid and in full force and effect and, to the Knowledge of Seller, each Seller Party is in compliance with all such Consents applicable to it, except where failure to comply with such Consents would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.13 Environmental Matters.

(a) The Seller Parties and their Affiliates, with respect to the Business, are and have been in material compliance with Environmental Laws and have obtained and are in material compliance with all Environmental Permits and have not incurred any material Liability under Environmental Laws or Environmental Permits.

(b) A true and complete list of all such Environmental Permits, all of which are valid and in full force and effect, is set out in Section 3.13(b) of the Seller Disclosure Schedule. The Seller Parties and their Affiliates have timely filed applications for all Environmental Permits.

(c) The Seller Parties and their Affiliates, with respect to the Business, have not, during the past five (5) years prior to the date of this Agreement, and, except for matters that are fully and finally resolved without any further liability of the Seller, during any prior period, received any material written claim, notice of violation or citation concerning any material violation or alleged violation of any applicable Environmental Law or any Liability or alleged Liability under any Environmental Law or Environmental Permit and no facts, conditions or circumstances exist that would reasonably be expected to lead to such a material claim, notice of violation or citation.

(d) None of the Real Property currently operated or leased by the Seller Parties or their Affiliates in connection with the Business contains any of the following: (i) underground or aboveground treatment or storage tanks, used for the management of Hazardous Materials; or (ii) any landfill or other unit for disposal or treatment of Hazardous Materials that requires a Government Consent. There has been no Release of Hazardous

Materials at, on, under, or from such Real Property, nor was there such a Release at any Real Property formerly owned, operated or leased by Seller in connection with the Business during the period of such ownership or operation, or tenancy, such that Seller is or could reasonably be expected to be subject to material liability with respect to such Hazardous Materials.

(e) There are no Orders outstanding, or any legal actions, written information requests by any Government Entity, suits or proceedings pending or threatened, concerning (i) compliance by the Seller Parties and their Affiliates with any Environmental Law in connection with the Business or (ii) any Environmental Liability of the Seller Parties or their Affiliates in connection with the Business.

(f) Seller has made available to Purchaser all material environmental reports, assessments, audits, pleadings, claims, demands, notices of violation, citations, Orders or other documents alleging material Liability under Environmental Laws or concerning the environmental condition of any Real Property currently or formerly owned, operated or leased by any of the Seller Parties or their Affiliates in connection with the Business or any of the Seller Parties’ or their Affiliates’ compliance with Environmental Laws in connection with the Business, in each case, that are in Seller’s possession or control.

(g) In connection with the Business, none of the Seller Parties or their Affiliates has arranged, by contract, agreement, or otherwise for the transportation, treatment or disposal of Hazardous Materials at any location such as could reasonably be expected to subject any of the Seller Parties, their Affiliates or the Business to Environmental Liability.

(h) Notwithstanding anything herein to the contrary other than Sections 3.4 (Approvals), 3.6(a) (Title to Transferred Assets; Sufficiency of Assets), 3.11 (Financial Statements), 3.16(d)(iv) (Real Property) 3.17 (Absence of Changes) and 3.19 (Insurance), this Section 3.13 contains the sole and exclusive representations and warranties in this Agreement regarding environmental matters.

Section 3.14 Taxes.

(a) All Tax Returns with respect to the Business and the Transferred Subsidiary that are required to be filed on or before the Closing Date have been or will have been duly filed (taking into account any applicable extension periods), all such Tax Returns have been accurate and complete in all material respects, and all amounts shown to be due thereon have been or will have been duly and timely paid to the appropriate Tax Authority (or reflected in an appropriate tax reserve in accordance with GAAP on the financial statements of Seller or the Transferred Subsidiary), but only to the extent that such Tax Returns, if not so filed or paid, would result in a lien on the Transferred Assets or the assets of the Transferred Subsidiary or in a liability of Purchaser of the Transferred Subsidiary after the Closing Date.

(b) All Taxes that the Business and Transferred Subsidiary are required to withhold or to collect for payment have been duly withheld and collected and timely paid over to the appropriate Tax Authority. All individuals paid an amount by the Business or by the Transferred Subsidiary for services provided to the Business or to the Transferred Subsidiary have been properly classified as employees or otherwise.

(c) Except for liens that may be discharged at the Closing pursuant to the Settlement and Sale Order, there is no lien for Taxes upon any of the Transferred Assets or any of the assets of the Transferred Subsidiary nor, to the Knowledge of Seller, is any Tax Authority in the process of imposing any lien for Taxes on any of the Transferred Assets or any of the assets of the Transferred Subsidiary, other than liens for Taxes that are not yet due and payable or for Taxes, the validity or amount of which is being contested by the relevant Seller or one of its Affiliates in good faith by appropriate action.

(d) No issues that have been raised in writing by the relevant Tax Authority in connection with any examination of the Tax Returns referred to in Section 3.14(a) and that may adversely affect Purchaser or the Transferred Subsidiary are currently pending to the Knowledge of Seller, and all deficiencies asserted or assessments made, if any, as a result of such examinations have been paid in full, unless the validity or amount thereof is being contested by the relevant Seller or one of its Affiliates in good faith by appropriate action and details of any such contests are set out in the Seller Disclosure Schedule.

(e) No waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Transferred Subsidiary.

(f) The Transferred Subsidiary will not be required, as a result of (i) a change in accounting method for a Pre-Closing Taxable Period, to include any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) that was entered into prior to the Closing Date in taxable income for any Post-Closing Taxable Period, or (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law), to include any item of income in or exclude any item of deduction from any Post-Closing Taxable Period.

(g) The Transferred Subsidiary has never been a member of an affiliated, combined, consolidated, unitary or similar Tax group for purposes of filing any Tax Return.

(h) The Transferred Subsidiary is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and will continue to be a “controlled foreign corporation” through the Closing Date.

(i) No claim has been made in writing by any Government Entity in a jurisdiction in which the Transferred Subsidiary does not file Tax Returns that the Transferred Subsidiary is or may be subject to taxation by that jurisdiction by virtue of having a permanent establishment or other place of business, in any jurisdiction other than the jurisdiction of its incorporation.

(j) True and complete copies of any material Tax Returns filed for the Transferred Subsidiary in its local jurisdiction in the past five (5) years from the date hereof, and Forms 5471 (Information Return of U.S. Persons With Respect to Certain Foreign Corporations) filed by Seller Parties with respect to the Transferred Subsidiary for the past five (5) years have been furnished or otherwise made available to Purchaser.

(k) No member of the Seller Parties is a foreign Person that is subject to withholding tax on the sale of the Transferred Assets hereunder under section 1445 of the Code. The Transferred Subsidiary is not, and has not been during the past five (5) years, a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code.

(l) The Transferred Subsidiary has not engaged in any transaction that is a “reportable transaction” (other than a loss transaction) as defined in Code section 6707A and Treasury Regulations section 1.6011-4(b)(1) or any transaction that constitutes a “listed transaction” as defined in Treasury Regulations section 1.6011-4(b)(2).

The representations and warranties made in this Section 3.14 and Section 3.15 are the only representations and warranties made by Seller with respect to matters related to Taxes.

Section 3.15 Labor and Employee Benefits Matters.

(a) Section 3.15(a) of the Seller Disclosure Schedule contains a list of all Transferred Employee Plans. Seller has provided or caused to be provided to Purchaser for each material Transferred Employee Plan listed on Section 3.15(a) of the Seller Disclosure Schedule: (i) a true and complete copy of the plan document of such plan (or, if such plan document does not exist, a true and complete written summary of such plan), (ii) the relevant portion of any insurance policy maintained by or for the benefit of a Seller Party related to such plan, (iii) if applicable, the most recent determination letter received from the IRS for such plan, (iv) if applicable, a copy of each trust or other funding arrangement for such plan, (v) if applicable, the current summary plan description and summary of material modifications for such plan and (vi) if applicable, the most recent annual report and more recently prepared actuarial report and financial statements for such plan. No Transferred Employee Plan is a multi-employer plan (within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA).

(b) With respect to each Employee, Seller has provided, or caused to be provided, to Purchaser true and complete lists of the following information (the “Employee Information”) with respect to each Employee to the extent such provision to Purchaser is permitted by applicable Law after giving effect to any consent or waiver given by the Employee to which it relates (if applicable): (i) unique identifier, (ii) service date, (iii) position, (iv) annual base salary and annual target variable pay, (v) annual commissions target, (vi) work location, (vii) status as full-time or part-time employee, and (viii) classification, where applicable (i.e., exempt or non-exempt); provided, however, that Seller shall provide each Employee’s name as soon as practicable after the entry of the Settlement and Sale Order; provided, further, that all Employee Information shall be provided on an individualized basis for each Employee. Such information is accurate in all material respects as of the date of this Agreement; provided, however, that with respect to compensation information, such information is accurate in all material respects as of March 31, 2013; provided, further, that with respect to compensation information, Seller shall provide Purchaser with information that is accurate in all material respects as soon as practicable after the date of this Agreement, but in any event, no later than the date set forth in Section 7.1(a)(iv) of this Agreement.

(c) For a period of three (3) years prior to the date of this Agreement and as of the date of this Agreement, to the Knowledge of Seller, no Seller Party has been threatened in writing with any organizing campaign, strike, slowdown, lockout, picketing or work stoppage by or on behalf of the Employees, except as would not reasonably be likely to result in any material

Liability to Purchaser. None of the Seller Parties has committed any unfair labor practice within a period of three (3) years prior to the date of this Agreement. None of the Seller Parties are involved in any dispute with a trade union, works council or employee representative body in connection with the Business or the Employees and, to the Knowledge of Seller, no Seller Party is aware of any fact or circumstance which may give rise to any such dispute.

(d) Section 3.15(d) of the Seller Disclosure Schedule lists (i) all the Labor Agreements in effect as of the date of this Agreement with respect to the Employees and, for those that have expired, the status of any collective bargaining and (ii) any material grievance pending under such Labor Agreements as of the date of this Agreement. Seller has provided Purchaser with a true and complete copy of the Labor Agreements listed on Section 3.15(d) of the Seller Disclosure Schedule.

(e) Except as would not reasonably be likely to result in Liability to Purchaser in excess of $250,000, the Seller Parties have at all times during the three (3) years prior to the date of this Agreement been in compliance in all material respects with all applicable Laws pertaining to employees or employment matters, including all such applicable Laws and decrees and orders of any court or government authority relating to wages, salary, hours, breaks, eligibility for and payment of overtime compensation, employee classification, child labor, equal opportunity, employment discrimination, harassment, retaliation, employment eligibility, immigration, disability rights, unemployment insurance, plant closure or mass layoff issues, affirmative action, leaves of absence, collective bargaining, civil rights, occupational safety and health, workers’ compensation and the collection and payment of withholding of Social Security Taxes, wage Taxes and similar Taxes.

(f) No claim that would be reasonably likely to result in Liability to Purchaser in excess of $250,000 with respect to the payment of wages, salary or overtime is pending or threatened in writing, before any governmental authority, with respect to any Employees of the Seller Parties, and there is no charge in excess of $250,000 with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or, to the Knowledge of Seller, threatened in writing, with respect to the Seller Parties. No charge or claim that would be reasonably likely to result in Liability to Purchaser in excess of $250,000 of discrimination in employment or employment practices for any reason, including age, gender, race, religion or any other legally protected category, has been asserted or is now pending or, to the Knowledge of Seller, threatened in writing before any governmental authority by any Employees. Since the Petition Date, neither Seller nor any of the Debtor Subsidiary Sellers have implemented any relocation, plant closing or layoff of the Employees in violation of the WARN Act.

(g) To the Knowledge of Seller, the Transferred Employees do not have any contractual obligations that would prohibit them from working for the Business after Closing (except for any contractual obligations that the Seller Parties have expressly agreed to waive in this Agreement pursuant to Section 7.1(a)(vi)), and, to the Knowledge of Seller, the Seller Parties have not received any written allegation to such effect in the past three (3) years.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions, either alone or together with another event, will (i) result in any change of control or similar payment (whether or not contingent) becoming due to any Employee, (ii) increase any benefits under any Transferred Employee Plan, or (iii) result in the acceleration of the time of payment of, vesting of or other rights with respect to any such benefit under any Transferred Employee Plan.

(i) To the Knowledge of Seller, each Transferred Employee Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, regulations and rules promulgated thereunder including ERISA and the Code. Seller and its Affiliates have performed in all material respects all obligations required to be performed by them under any Transferred Employee Plan and are not in any material respect in default under or in violation of any Transferred Employee Plan. No material action, claim, investigation or proceeding is pending or, to the Knowledge of Seller, threatened in writing, with respect to any Transferred Employee Plan (other than claims for benefits in the Ordinary Course), and no fact or event exists, to the Knowledge of Seller, that could give rise to any such action, claim or proceeding.

(j) None of the Transferred Employee Plans are intended to qualify under Sections 401(a) or 501(a) of the Code.

(k) Neither Seller nor any of its Affiliates has incurred any Liability under, arising out of or by operation of Title IV of ERISA (other than Liability for premiums to the Pension Benefit Guaranty Corporation arising in the Ordinary Course), and, to the Knowledge of Seller, no fact or event exists which could give rise to any such Liability.

(l) None of the Transferred Employee Plans provides for a deferral of compensation that, due to the consummation of the transaction, will be subject to the taxes imposed by Section 409A of the Code.

(m) To the Knowledge of Seller, each Employee has a current and valid work visa or otherwise has the lawful right to work in the country in which they are currently working. Seller has in its files a Form I-9 that, to the Knowledge of Seller, was completed in accordance with applicable Law for each Employee for whom such form is required under applicable Law.

(n) No Employee based in the United Kingdom has transferred employment to Seller in accordance with the Acquired Rights and, prior to such transfer, was a member of an occupational pension scheme that provided any benefits other than on old age, invalidity or death.

Section 3.16 Real Property.

(a) Section 1.1(m) of the Seller Disclosure Schedule sets forth a complete and accurate list of each parcel of Transferred Real Property, showing the record title holder, legal address and legal description of each such parcel of Transferred Real Property. Section 2.1(a)(iv) of the Seller Disclosure Schedule sets forth a complete and accurate list of each Real Property Lease, showing the landlord, tenant and legal address and, if and to the extent provided in each Real Property Lease, a legal description of the Real Property subject to each such Real Property Lease. Section 1.1(w) of the Seller Disclosure Schedule sets forth a complete and accurate list of each Shared Site, showing the applicable landlord, tenant, legal address, Shared Site Overlease and expiration date thereof, approximate square footage of space used by the Business thereat and the rent to be paid by Purchaser or the applicable Foreign Acquisition Entity after Closing pursuant to the applicable Shared Site Agreement.

(b) The Transferred Real Property, the Real Property subject to the Real Property Leases, the Real Property subject to the Shared Site Agreements, the Rochester Sites, the Harrow Facility and the KEPS Plant is all of the Real Property and interests in Real Property that is used or held for use in the operation or conduct of the Business.

(c) As of the date of this Agreement, there are no pending, or to the Knowledge of Seller, threatened in writing, (i) condemnation or similar proceedings against Seller or any Other Seller relating to any of the Transferred Real Property, the Real Property subject to the Real Property Leases, the Rochester Sites, the Harrow Facility or the KEPS Plant or (ii) fire, health, safety, building, zoning or other land use regulatory proceedings relating to any portion of the Transferred Real Property, the Real Property subject to the Real Property Leases, the Rochester Sites, the Harrow Facility or the KEPS Plant that are reasonably likely, individually or in the aggregate, to materially interfere with the occupancy or present use of such Real Property or have a material adverse impact on the value of such Real Property or cause Purchaser to incur any material expense; provided that, for purposes of this Section 3.16(c), with respect to any Real Property that Seller or any Other Seller does not own, Seller shall not be obligated to make any inquiry of the fee owner of such Real Property regarding the foregoing matters.

(d) (i) True, correct and complete copies of the Real Property Leases have been made available to Purchaser, (ii) no Seller Party has assigned its interest under a Real Property Lease, (iii) as of the date of this Agreement, all Real Property Leases are in full force and effect and, to the Knowledge of Seller, are enforceable against each party thereto in accordance with the express terms thereof, and (iv) there does not exist under any Real Property Lease any violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of Seller or any of its Affiliates or, to the Knowledge of Seller, any other party thereto, except, in each case, (A) as will be cured upon receipt of the Bankruptcy Consents and payment of the Cure Costs, or (B) any such breach, violation or default as to which requisite waivers or consents have been obtained.

(e) True, correct and complete copies of the Shared Site Overleases have been made available to Purchaser.

(f) All Material Real Property Improvements are in good operating condition and repair, ordinary wear and tear excepted, and have not suffered any material casualty or other material damage that has not been repaired in all material respects. Each Material Real Property Improvement has, and each applicable Seller Party has a legal right to, all utilities, access and rights of way necessary to operate such Material Real Property Improvement as currently operated at the applicable Real Property, and, to the Knowledge of Seller there are no disputes, actions or violations that would reasonably be expected to result in termination or material reduction in such utilities, access and rights of way, except as would not materially affect the use of such Material Real Property Improvements in the operation of the Business. All Material Real Property Improvements are in compliance with all applicable Laws, except to the extent that failure to so comply would not (i) prevent the use of such Material Real Property Improvement as currently operated or (ii) cause Purchaser or its Affiliates to be subject to fines, penalties or remediation of a material amount.

(g) The current actual use of the Harrow Facility is, and will be at Closing, in compliance with the user requirements of clause 19 of the Harrow Lease and Seller has not taken, and will not take prior to Closing, any step which has or may trigger any right of first refusal or option to acquire the Harrow Facility on the part of LS Harrow Properties Limited under the Agreement with the Seller dated December 29, 2007.

Section 3.17 Absence of Changes. Between December 31, 2012 and the date of this Agreement, the Seller Parties have conducted the Business in the Ordinary Course. Since December 31, 2012 and the date of this Agreement, there has not been any of the following in relation to the Business: (i) change by the Seller Parties in their accounting methods, principles or practices, except in response to changes in GAAP or made to the corporate allocation of shared expenses, (ii) other than in the Ordinary Course, material revaluation by the Seller Parties of any of the material assets used in the Business, (iii) incurrence, assumption or guarantee of any material indebtedness for borrowed money, except unsecured current obligations and liabilities incurred in the Ordinary Course, (iii) sale or other disposition of any asset material to and used primarily in connection with the Business, except in the Ordinary Course, (iv) increase in the compensation of its Employees, other than as provided for in any written agreements or in the Ordinary Course or as required by applicable Law, (v) adoption, amendment or modification of any Seller Employee Plan other than any adoption, amendment or modification that did not increase the costs or other Liabilities under such Seller Employee Plan, (vi) material capital investments or expenditures, except in the Ordinary Course or (vii) agreements to do any of the foregoing or any action or omission that would result in any of the foregoing.

Section 3.18 Customers and Suppliers. Section 3.18 of the Seller Disclosure Schedule sets forth a list of the top ten (10) customers (the “Top Customers”) and top ten (10) suppliers (the “Top Suppliers”) for each of Retail Systems Solutions, Paper & Output Systems, Film Capture, Event Imaging Solutions and Document Imaging measured by dollar volume of sales and purchases, respectively, for the fiscal year ended December 31, 2012. As of the date of this Agreement, no Seller Party has received written notice from any Top Customer that it intends to stop, materially decrease the rate of, or materially decrease the price of, purchasing services and/or products of the Business. As of the date of this Agreement, no Seller Party has received written notice from any Top Supplier that it intends to stop, materially decrease the rate of, or materially increase the price of, supplying materials, products or services to the Business.

Section 3.19 Insurance. Section 3.19 of the Seller Disclosure Schedule sets forth a list of all material Seller Insurance Policies in connection with the Business as of the date of this Agreement, excluding any Seller Insurance Policies with respect to any Seller Employee Plan. As of the date of this Agreement, (a) all such Seller Insurance Policies are in full force and effect, (b) no invoiced premiums are overdue for payment under any such Seller Insurance Policy, (c) no written notice of cancellation or termination under any such Seller Insurance Policy has been received by any Seller Party and (d) there are no pending material claims with respect to which insurance coverage related to the Business has been denied under any such Seller Insurance Policy, except, in the case of clauses (a) through (d) above, as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.20 Product Recalls. Between January 1, 2011 and the date of this Agreement, there has not been any product recall of a material nature conducted by or on behalf of the Business.

Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller:

Section 4.1 Organization and Qualification. Purchaser is a limited company duly incorporated, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of incorporation. Purchaser has all requisite corporate power and authority to own and operate its respective properties and assets and to carry on its respective business as currently conducted. Purchaser is duly qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its respective properties and assets or the conduct of its respective business requires such qualification, except for failures to be so qualified or in good standing that would not reasonably be expected, individually or in the aggregate, to prevent, impair or materially delay the ability of Purchaser to consummate the Transactions.

Section 4.2 Corporate Authorization. Purchaser has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and each Ancillary Agreement and to consummate the Transactions. This Agreement is, and when executed and delivered by Purchaser each Ancillary Agreement will be, a valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity.

Section 4.3 Consents and Approvals. Other than such filings as may be required under the HSR Act or foreign Antitrust Laws or such Consents from any Government Entities of China as may be required under applicable Law, no notices, reports or other filings are required to be made by Purchaser or any of its Affiliates with, nor are any Consents required to be obtained by Purchaser or any of its Affiliates from, any Government Entity, in connection with the execution and delivery of this Agreement or any Ancillary Agreement by Purchaser and the consummation by Purchaser of the Transactions, except those that the failure to make or obtain that would not reasonably be expected, individually or in the aggregate with other such failures, to prevent, materially delay or impair the ability of Purchaser to consummate the Transactions.

Section 4.4 Non-Contravention. The execution, delivery and performance of this Agreement and each Ancillary Agreement by Purchaser does not, and the consummation by Purchaser of the Transactions will not, constitute or result in (a) a breach or violation of, or a default under, the certificate of incorporation, bylaws or comparable organizational documents of Purchaser, (b) a breach or violation of, a default under, or an acceleration of any obligations or the creation of a Lien on the Transferred Assets (with or without notice, lapse of time or both) pursuant to, any Contract to which Purchaser is a party or (c) assuming compliance with the matters referred to in Section 4.3 of this Agreement, a breach or violation of or a default under any Law to which Purchaser is subject, except, in the case of clauses (b) and (c), for any breach, violation, default, acceleration or creation that would not reasonably be expected, individually or in the aggregate with other such breaches, violations, defaults, accelerations or creations, to prevent, impair or materially delay the ability of Purchaser to consummate the Transactions.

Section 4.5 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or any Affiliate of Purchaser who might be entitled to any fee or commission from Purchaser or any of its respective Affiliates in connection with the Transactions.

Section 4.6 Litigation. As of the date of this Agreement, there is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation pending or, to the Knowledge of Purchaser, threatened against or relating to Purchaser, other than those that would not reasonably be expected, individually or in the aggregate with such other actions, suits, demands, claims, hearings, proceedings or investigations, to prevent, impair or materially delay the ability of Purchaser to consummate the Closing. Purchaser is not subject to any Order of any Government Entity of competent jurisdiction, other than those that would not reasonably be expected, individually or in the aggregate with such other Orders, to prevent, impair or materially delay the ability of Purchaser to consummate the Transactions.

Section 4.7 Availability of Funds. Purchaser has, or at the Closing will have, sufficient funds to effect the Closing (including the payment of the Cash Price) as well as all other costs and expenses contemplated by this Agreement and the Ancillary Agreements.

Section 4.8 Cure Costs and Adequate Assurance of Future Performance. To the extent required by any Bankruptcy Laws or other Laws, Purchaser has sufficient funds and ability to, at the Closing or on such earlier date as is designated by the Bankruptcy Court, (a) pay the Cure Costs of each Assigned 365 Debtor Contract to the parties thereto (other than the Debtors) in satisfaction of Section 365 of the Bankruptcy Code and (b) provide adequate assurance of its future performance under each Assigned 365 Debtor Contract to the parties thereto (other than the Debtors) in satisfaction of Section 365(b)(1)(C) and Section 365(f)(2)(B) of the Bankruptcy Code. Purchaser acknowledges and agrees that failure to perform all such actions and bear all such costs and expenses shall result in the relevant Assigned 365 Debtor Contract being deemed to be a Non-Assigned Asset at the Closing, unless otherwise agreed in writing by Seller.

Section 4.9 Good Faith. Purchaser (a) is a “good faith” purchaser, as such term is used in the Bankruptcy Code and (b) is entitled to the protections of Section 363(m) of the Bankruptcy Code with respect to the Transaction. Purchaser has negotiated and entered into this Agreement, the other Ancillary Agreements in compliance with Section 363(n) of the Bankruptcy Code and in good faith and without collusion or fraud of any kind.

Section 4.10 Purchaser’s Acknowledgments; Exclusivity of Representations and Warranties.

(a) In consultation with experienced counsel and advisors of its choice, Purchaser has conducted its own independent review and analysis of the Business, the Transferred Assets, the Assumed Liabilities, the Settlement Agreement and the rights and obligations it is acquiring and assuming under this Agreement and the other Ancillary Agreements. Purchaser acknowledges that it and its representatives have been permitted such access to the books and records, facilities, equipment, Contracts and other properties and assets of the Business as Purchaser required to complete its review, and that it and its representatives have had an opportunity to meet with the officers and other employees of Seller and the Business to discuss the Business, the Transferred Assets and the Assumed Liabilities.

(b) Purchaser acknowledges and agrees that:

(i)	except for the representations and warranties expressly set forth herein or in any Ancillary Agreement, Purchaser has not relied on any representation or warranty from any Seller Party or any other Affiliate of Seller or any employee, officer, director, accountant, financial, legal or other representative of Seller or any Affiliate of Seller in determining whether to enter into this Agreement or consummate the Transactions;

(ii)	except in cases of fraud, none of the Seller Parties nor any other Person acting on behalf of the Seller Parties shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use, of the information referred to in Section 4.10(b)(i) that Seller or any other Person furnished or made available to Purchaser and its representatives (including any projections, estimates, budgets, offering memoranda, management presentations or due diligence materials);

(iii)	the enforceability of this Agreement against Seller is subject to receipt of the Bankruptcy Consents; and

(iv)	notwithstanding anything to the contrary contained herein, Purchaser’s obligations to consummate the Transactions are not conditioned or contingent in any way upon the receipt of financing from any Person.

(c) Without limiting the generality of the foregoing, and except as set forth in this Agreement or in the Ancillary Agreements, PURCHASER ACKNOWLEDGES AND AGREES THAT THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NONINFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, OR REGARDING THE SCOPE, VALIDITY OR ENFORCEABILITY OF ANY TRANSFERRED INTELLECTUAL PROPERTY OR LICENSED INTELLECTUAL PROPERTY RIGHTS.

Article V

COVENANTS AND OTHER AGREEMENTS

Section 5.1 Settlement Agreement Matters. Each Party shall perform its obligations under the Settlement Agreement.

Section 5.2 Consultation; Notification.

(a) Purchaser and Seller shall (i) cooperate with filing and prosecuting the Settlement and Sale Motion and (ii) use commercially reasonable efforts to obtain entry of the Settlement and Sale Order. Seller shall use commercially reasonable efforts to deliver to Purchaser prior to filing, and as early in advance as is practicable to permit reasonable time for Purchaser and its counsel to review and comment, copies of all proposed pleadings, motions, notices, statements schedules, applications, reports and other material papers to be filed by the Debtors in connection with such motions and relief requested therein. Notwithstanding anything to the contrary contained in this Agreement, any change to the Settlement and Sale Motion, the Settlement and Sale Order or the Chapter 11 Plan that adversely affects Purchaser shall be subject to the prior approval of Purchaser, provided such consent shall not be unreasonably withheld, conditioned or delayed.

(b) If the Settlement and Sale Order or any other Order of the Bankruptcy Court relating to this Agreement or any Ancillary Agreement shall be appealed by any Person (or a petition for certiorari or motion for rehearing, re-argument or stay shall be filed with respect thereto), Seller and Purchaser agree to, and to cause their Affiliates to, use their commercially reasonable efforts to defend against such appeal, petition or motion. Each of the Parties hereby agrees to take all commercially reasonable steps, and use its commercially reasonable efforts, to obtain an expedited resolution of such appeal, petition or motion; provided, however, that, subject to the conditions set forth herein, nothing contained in this Section 5.2(b) shall preclude the Parties from consummating, or permit the Parties not to consummate, the Transactions if the Settlement and Sale Order shall have been entered and shall not have been stayed, modified, revised or amended.

Section 5.3 Filings; Consents; Other Actions; Notification.

(a) Consent of Government Entities. Subject to the terms and conditions set forth in this Agreement, Seller and Purchaser shall cooperate with each other and use, and they shall cause their respective Affiliates to use, (i) their respective reasonable best efforts to obtain as promptly as practicable all Consents necessary or advisable to be obtained from any Government Entity and (ii) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to consummate the Transactions, as soon as practicable, including preparing and filing as promptly as practicable (which, with respect to the notifications required under the HSR Act, if applicable, means no later than

15 Business Days after the date of this Agreement) all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all Consents necessary or advisable to be obtained from any Government Entity in order to consummate the Transactions. In exercising the foregoing rights, each of Seller and Purchaser shall act reasonably and as promptly as practicable.

(b) Consent of Other Third Parties. Subject to the terms and conditions set forth in this Agreement (including Section 5.3(h)), the Seller Parties shall use their reasonable best efforts to give all notices to, make all filings with and obtain all Consents necessary or advisable to be obtained from any Third Parties (other than Government Entities), necessary to consummate the Transactions without resulting in any breach or violation of, a default under, or an acceleration of any obligations or the creation of a Lien on the Transferred Assets or the assets of any Transferred Subsidiary.

(c) Sharing of Information. To the extent permitted by applicable Law, Seller and Purchaser each shall, upon request by the other, furnish the other with all non-privileged information under such Party’s control concerning itself, its Affiliates, directors, officers and such other matters as may be reasonably necessary or advisable in connection with any other statement, filing, notice or application made by or on behalf of Purchaser, any Seller Party or any of Purchaser’s Affiliates to any Government Entity in connection with the Transactions.

(d) Notification. Subject to applicable Laws and as required by any Government Entity, Seller and Purchaser each shall keep the other apprised of the status of matters relating to the obtaining of any Consents required to be obtained in order to consummate of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Purchaser, any Seller Party or any of Purchaser’s Affiliates, as the case may be, from any Third Party and/or any Government Entity with respect to the Transactions. Neither Seller nor Purchaser shall permit any of its representatives to participate in any meeting with any Government Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Government Entity, gives the other Party the opportunity to attend and participate thereat.

(e) Establishment of Foreign Acquisition Entities. Purchaser shall, as promptly as practicable following the date of this Agreement, use commercially reasonable efforts to form such Persons, branch offices of Persons and take such other actions in each jurisdiction outside of the United States where Transferred Assets, Assumed Liabilities and Employees are located as are necessary or advisable to effectuate the transfer of the Transferred Assets and the Assumed Liabilities (collectively, the “Foreign Acquisition Entities”).

(f) Other Actions. Without limiting the generality of the undertakings pursuant to this Section 5.3, each of Seller and Purchaser agrees to take or cause to be taken promptly the following actions:

(i)	the provision to each and every Government Antitrust Entity of information, documents and witnesses reasonably requested by any Government Antitrust Entity that do not constitute privileged or work product material and that are necessary, proper or advisable to permit consummation of the Transactions; and

(ii)	subject to Section 5.3(h), in the event that any Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, use reasonable best efforts necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove prior to the Outside Date such actual or anticipated Order so as to permit such consummation on a schedule as promptly as practicable.

(g) Antitrust Filing Fees. Purchaser shall be responsible for and shall indemnify Seller for any and all charges, expenses and application fees paid to Government Entities as may be required under the HSR Act or foreign Antitrust Laws in connection with this Agreement, the Ancillary Agreements and the Transactions.

(h) Limitations. Neither Purchaser, nor any Seller Party, nor any of their respective Affiliates, shall be obligated to agree to or otherwise be required to (i) accept any material limitations, restraints or undertakings with respect to its or its Affiliates’ business, assets, operations or capital stock (including the Business, the Transferred Subsidiary or the Transferred Assets), (ii) sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), license or divest itself of all or any material portion of the business, assets or operations of its or its Affiliates’ business, assets, operations or capital stock (including the Business, the Transferred Subsidiary or the Transferred Assets), or (iii) make any non-de minimis payment or deliver anything of non-de minimis value to any Third Party (other than filing and application fees to Government Entities) in order to obtain any Consent to the transfer of any Transferred Asset or the assumption of any Assumed Liabilities (provided that Purchaser may elect, in its sole discretion, to provide any such consideration required by a Third Party, including any amounts required to gross up for any withholding obligations, after being provided notice thereof).

(i) For the avoidance of doubt, the covenants under this Section 5.3 shall not apply to any action, effort, filing, Consent, proceedings, or other activity or matter relating to the Bankruptcy Courts, the Bankruptcy Cases, the Bankruptcy Consents and/or Taxes.

Section 5.4 Pre-Closing Access to Information.

(a) Prior to the Closing, Seller shall, and shall cause the Seller Parties to, give Purchaser and its authorized representatives, upon reasonable advance written notice to Kenneth Fillion (with a copy to Paula Gutkin) and during regular business hours, reasonable access to (x) all books, records and personnel and other facilities and properties to the extent relating to the Business that Purchaser may reasonably request (including for the purpose of conducting Phase I environmental site assessments on the Transferred Real Property and the other Real Property set forth on Section 5.4(a) of the Seller Disclosure Schedule) and (y) Seller’s accountants, legal counsel, financial advisors and other authorized outside representatives; provided, however, that any such (i) access shall be conducted at Purchaser’s expense, in accordance with Law (including any applicable Antitrust Law and Bankruptcy Law), at a reasonable time, under the supervision of the Seller Parties’ personnel and in such a manner as to maintain confidentiality and not to interfere with the normal operations of the businesses of the Seller Parties and their Affiliates, and (ii) the Seller Parties will not be required to provide to Purchaser access to or copies of any personnel records, books, files or other documentation relating to the Employees other than the Transferred Employee Records. In addition, prior to the Closing, Seller shall furnish Purchaser with such monthly internal management reports concerning the Business as are prepared in the Ordinary Course. All requests for information made pursuant to this Section 5.4(a) shall be directed to an executive officer of Seller or such Person as may be designated by any such officer. All information made available pursuant to this Section 5.4(a) shall be governed by the terms of the Confidentiality Agreement. Purchaser acknowledges and agrees that prior to making any records available to Purchaser, Seller and its Subsidiaries may redact any portions thereof to the extent such portions do not relate in any way to the Business.

(b) Notwithstanding anything contained in this Agreement or any other agreement between Purchaser and Seller or any of their respective Affiliates executed on or prior to the date of this Agreement, Seller and its Subsidiaries shall not have any obligation to make available to Purchaser or its representatives, or provide Purchaser or its representatives with, (i) any Tax Return filed by any Seller Party or any of their Affiliates or predecessors, or any related material or Tax work papers (other than (I) Tax Returns and Tax work papers that relate solely to the Transferred Subsidiary or (II) Tax Returns and Tax work papers, or the portion thereof (to the extent reasonably separable therefrom), for sales and use Taxes, value added Taxes and goods and services Taxes and similar Taxes that solely relate to the Business) or (ii) any information if making such information available would (A) jeopardize any attorney-client or other legal privilege or (B) potentially cause any Seller Party to be found in contravention of any applicable Law or in contravention of any fiduciary duty, duty of confidentiality or Contract (including any confidentiality agreement to which any Seller Party or any of their Affiliates are a party), it being understood that the Seller Parties shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to Purchaser to occur without so jeopardizing privilege or contravening such Law, duty or Contract.

(c) In connection with any inspection of Real Property prior to the Closing, Purchaser agrees that in entering upon and inspecting such property, Purchaser and its authorized agents and representatives (i) will comply with any reasonable requirements or guidelines imposed or established by Seller consistent with the other terms hereof, and (ii) shall not unreasonably disturb tenants or interfere with the use of such property pursuant to any lease; shall not interfere with the operation and maintenance of such property; shall not damage any part of such property or any personal property owned or held by a tenant or any other Person or entity; shall not physically injure or otherwise cause bodily harm to Seller, any tenant or to any of their respective agents, invitees, contractors and employees; shall not permit any liens to attach to such property by reason of the exercise of Purchaser’s rights under this Section 5.4(c); and shall not reveal or disclose any information obtained from Seller or as a result of inspections concerning such property to any Third Party (other than Purchaser’s and Seller’s representatives), except in accordance with the terms set forth in Section 5.10. Purchaser will, and shall cause its authorized agents and representatives to, maintain comprehensive general liability (occurrence) insurance on terms and in amounts reasonably satisfactory to Seller and workers’ compensation insurance in statutory limits to the extent Purchaser or any authorized agent or representative performs any physical inspection or sampling at any Real Property in accordance with this Section 5.4(c). In each case (other than with respect to worker’s compensation insurance), such policies shall insure Seller, Purchaser, Seller’s property manager (if any), and such other parties as Seller shall reasonably request, and Purchaser shall deliver to Seller evidence of insurance verifying such coverage prior to entry upon the Real Property. Purchaser shall also (i) promptly pay when due the costs of all inspections and examinations done by Purchaser or on Purchaser’s behalf with regard to such Real Property; (ii) cause all such inspections to be conducted in accordance with standards customarily employed in the industry and in compliance with all Laws; (iii) upon termination of this Agreement other than by reason of Seller’s default, at Seller’s written request, promptly furnish to Seller copies of any Third Party studies, reports or test results received by Purchaser regarding such Real Property in connection with any such inspections; and (iv) restore such Real Property to the condition in which it was found before any such entry upon the Real Property and inspection or examination was undertaken. Purchaser shall not communicate with or contact any tenant of Seller or any of Seller’s vendors or consultants about the Business or such Real Property without the prior written consent of Seller, in Seller’s reasonable discretion. Notwithstanding anything to the contrary contained herein, no destructive testing or sampling of surface or subsurface soils, surface water, groundwater, or any materials in, on or under any Real Property, shall be conducted during any entry by Purchaser or any of Purchaser’s authorized agents or representatives upon such Real Property without Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). In the event Seller consents in writing to any such testing or sampling, Purchaser will, and will cause its agents and representatives to, conduct such activities in accordance with the terms and limitations, if any, set forth in Seller’s consent.

Section 5.5 Public Announcements. Subject to (a) the provisions of Section 7.3(b) with respect to communications and announcements to the Employees and the employees of Purchaser and (b) each Party’s disclosure obligations imposed by Law (including any obligations under any Bankruptcy Laws or the rules of any stock exchange on which the securities of each Party or any of its Affiliates are listed), during the period from the date of this Agreement until the Closing, Purchaser and Seller shall, and shall cause their respective Affiliates to, cooperate with the other Party in the development and distribution of all news releases, other public information disclosures and announcements relating to this Agreement, the Ancillary Agreements or any of the Transactions; provided, however, that (x) Seller shall be permitted to disclose the terms of this Agreement to any court or to any liquidator and show appropriate figures in their administration records, accounts and returns and (y) Purchaser and its Affiliates shall be permitted, in its sole discretion, to discuss all matters related to this Agreement and the Ancillary Agreements with the Pension Regulator of the United Kingdom and the Pension Protection Fund.

Section 5.6 Further Actions.

(a) If a Party proposes prior to Closing a change in the terms or structure of this Agreement, any of the Ancillary Agreements or the Transactions that would avoid costs and expenses or would otherwise be more efficient from a tax, legal, commercial or other perspective, the Parties will consider and discuss in good faith the proposed change and the equitable allocation of its benefits and, if the Parties mutually agree on such proposed change, will reasonably cooperate in amending the terms or structure of this Agreement, the Ancillary Agreements or the Transactions, in each case, as necessary to effect such change; provided, however, that the principle in respect of any equitable allocation of benefits shall be that the benefits shall first be allocated such that neither Party nor its Affiliates have any unreimbursed cost, loss or liability but shall otherwise remain where they fall provided further that no Party shall have any obligation to make any change the net of which effect (after taking into account of any benefits allocation) is adverse (whether from a tax, legal, commercial or other perspective) to such Party and its Affiliates in such Party’s reasonable determination. In addition and to the extent that it does not involve any change in the terms or structure of this Agreement, any of the Ancillary Agreements or the Transactions (whether because this Agreement or any of the Ancillary Agreements envisaged more than one possible option in any respect or otherwise), Seller, on the one hand, and Purchaser, on the other hand, agree to use commercially reasonable efforts to cooperate and to procure that their respective Affiliates will cooperate with Purchaser, on the one hand, and Seller, on the other hand, between the date of this Agreement and the Closing to enable Purchaser and Seller to put in place a sale and acquisition structure which meets the Tax and commercial objectives of Purchaser and Seller; provided, however, that Seller, Purchaser and their respective Affiliates shall not be required to take any step pursuant to this Section 5.6(a) which would give rise to an unreimbursed cost, loss or liability of Seller, Purchaser or any of their respective Affiliates which would not otherwise have arisen; and provided, further, that the Party requesting such assistance shall indemnify the other Party for any reasonable out of pocket costs incurred with respect to such assistance.

(b) As soon as practicable after the Closing, Kodak shall instruct all relevant outside counsel of the Seller Parties (i) that the ownership of Business Registered IP has been assigned to Purchaser, (ii) to release to Purchaser or Purchaser’s counsel designated by Purchaser copies (which may be electronic copies) of all documentation relating to the Business Registered IP and prosecution thereof existing as of the Closing Date in the possession of such outside counsel, and (iii) that Purchaser or Purchaser’s counsel designated by Purchaser may contact such outside counsel relative to prosecution of the Transferred Intellectual Property at Purchaser’s expense, as applicable.

(c) From and after the Closing Date, each of the Parties shall execute and deliver such documents and other papers and take such further actions as may reasonably be required to carry out the provisions of this Agreement and give effect to the Transactions, including the execution and delivery of such assignments, deeds and other documents as may be necessary to transfer any Transferred Assets as provided in this Agreement.

(d) Tax Determination. Seller shall, and shall cause the Other Sellers to, use their respective commercially reasonable efforts, at Purchaser’s request, to cooperate with Purchaser in Purchaser’s efforts to obtain a written confirmation from Her Majesty’s Revenue and Customs that the transactions described in Schedule I do not constitute an “unauthorized employer payment” (as such term is defined in Section 160(4) of the United Kingdom’s Finance Act of 2004).

Section 5.7 Seller Conduct of Business. During the period commencing on the date of this Agreement and ending on the earlier to occur of the Closing and the date this Agreement is terminated in accordance with its terms, Seller covenants that, subject to any limitation imposed as a result of being subject to the Bankruptcy Cases and except as (a) Purchaser may approve (such approval not to be unreasonably withheld, delayed or conditioned), (b) set forth in Section 5.7 of the Seller Disclosure Schedule, (c) otherwise expressly contemplated or permitted by this Agreement, the Settlement Agreement or any Ancillary Agreement, (d) required by Law (including any applicable Bankruptcy Law) or required or contemplated by or arising out of any Order of a Bankruptcy Court, or (e) relates solely to Excluded Assets or Excluded Liabilities, the Seller Parties (A) shall conduct the Business in the Ordinary Course, (B) use commercially reasonable efforts to maintain in all material respects the relationships and goodwill of the Business with its suppliers, customers, distributors and other business relations, (C) use commercially reasonable efforts to maintain the material tangible property included in the Transferred Assets and the Material Real Property Improvements in satisfactory operating condition and repair, subject to ordinary wear and tear, and in compliance with all applicable Laws, (D) use commercially reasonable efforts to comply with all Real Property Leases and Shared Site Overleases and (E) shall not engage (or permit the Transferred Subsidiary to engage) in any of the following actions:

(i)	adopt any change to the certificate of incorporation or bylaws of the Transferred Subsidiary;

(ii)	issue, pledge, dispose of, transfer or sell any capital stock, notes, bonds or other securities of the Transferred Subsidiary (or any option, warrant or other right to acquire the same), redeem any of the capital stock of the Transferred Subsidiary or declare, set aside or pay any dividend or distribution on any shares of capital stock of the Transferred Subsidiary;

(iii)	transfer, sell, lease, license or otherwise dispose of any of the Licensed Intellectual Property, Transferred Assets or Transferred Seller Software (to the extent not a Transferred Asset), except for (A) sales, leases, or other dispositions (1) of Inventory in the Ordinary Course, (2) of obsolete assets, (3) of assets with a fair market value not in excess of $500,000 in the aggregate and (4) pursuant to Contracts in effect as of the date of this Agreement, (B) grants of non-exclusive licenses, but only to the extent that such grants (1) are in the Ordinary Course, (2) constitute a Permitted Encumbrance, or (3) with respect to the Licensed Intellectual Property, do not limit or otherwise affect the rights granted to Purchaser (or the applicable Purchaser Assign) pursuant to the Seller Intellectual Property License Agreements as if such Agreements had been executed as of the date of this Agreement, or (C) Patent Settlements;

(iv)	incur any Lien (other than a license) on any Licensed Intellectual Property, Transferred Assets or assets held by the Transferred Subsidiary or Transferred Seller Software (to the extent not a Transferred Asset), except for (A) Liens in the Ordinary Course, (B) Liens that will be discharged at or prior to the Closing, (C) Permitted Encumbrances, or (D) solely with respect to the Licensed Intellectual Property, Liens that do not limit or otherwise affect the rights granted to Purchaser (or the applicable Purchaser Assign) pursuant to the Seller Intellectual Property License Agreements as if such Agreements had been executed as of the date of this Agreement;

(v)	fail to pay when finally due any maintenance fee in respect of any item of Business Registered IP;

(vi)	increase the salaries or compensation or other fringe, incentive, equity incentive, pension, welfare or other employee benefits payable to the Employees, other than (A) base salary increases to executive Employees that do not exceed five percent (5%) on an individual basis; (B) base salary increases to non-executive Employees in the ordinary course of business consistent with past practice (including in connection with an increase in duties or responsibilities), (C) any retention award or similar compensation to be paid entirely by Seller or any of its Affiliates (other than the Transferred Subsidiary), (D) as required by applicable Law, Contracts or Seller Employee Plans in effect as of the date of this Agreement (including pursuant to the Continuity Plan or any annual incentive plan) or (E) routine administrative amendments that do not materially increase the costs of maintaining the applicable employee benefits arrangements;

(vii)	adopt or amend in any way that would materially increase its costs or other Liabilities under any Seller Employee Plan that would be a Transferred Employee Plan, except as required by applicable Law, Contracts or any Labor Agreement in effect as of the date of this Agreement;

(viii)	enter into any Labor Agreement affecting any Employee, except as required by applicable Law;

(ix)	waive, release, assign, settle or compromise any material claim, litigation or arbitration to the extent relating to the Business to the extent that such waiver, release, assignment, settlement or compromise imposes any binding obligation, whether contingent or realized, on the Business that will bind Purchaser after the Closing Date;

(x)	with respect to the Transferred Subsidiary, make any material tax election not required by Law or settle or compromise any material tax liability other than in the Ordinary Course, or make any material change in its tax accounting policies and procedures except as may be required by Law or any Tax Authority;

(xi)	voluntarily terminate or materially amend any Material Contract (or waive any material rights thereunder);

(xii)	other than in the Ordinary Course, enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement;

(xiii)	terminate, discontinue, close, transfer, sell, lease, license or otherwise dispose of any plant or rights to Real Property included in any Transferred Real Property, in any Real Property Lease (except in the event that such Real Property Lease expires naturally pursuant to its terms) or located at the Harrow Facility, the Rochester Sites or the KEPS Plant or, subject to Section 5.25, terminate any rights to use or occupy any Shared Sites; provided that (A) Seller shall be permitted to sell or otherwise transfer the Rochester Sites so long as the purchaser thereof is obligated to enter into the Rochester Leases on the Closing Date and such purchaser acknowledges such obligation at the time of such sale or transfer and (B) Seller shall be permitted to enter into one or more inter-company leases having terms reasonably acceptable to Purchaser, concerning its European data center located at the Harrow Facility, that will allow Seller to continue occupying such European data center for a period of time after Closing and Purchaser’s rights in such Harrow Facility shall be subject to such inter-company leases, it being understood that such inter-company lease shall not hinder or impede the granting of the Harrow Lease and such inter-company lease or the revenue stream therefrom shall be assigned to Purchaser at Closing; to the extent such Inter-Company Lease has been put in place prior to Closing, then Section 5.25(g) with respect to the Harrow Facility will be effectuated through this Section;

(xiv)	increase, or decrease (except in the Ordinary Course), the number of Employees or enter into any employment contract with any Employee who will become a Transferred Employee except (A) as required by applicable Law or Labor Agreements in effect as of the date of this Agreement or (B) to fill the open positions set forth in Section 5.7(xiv) of the Seller Disclosure Schedule;

(xv)	enter into Seller Contracts providing for capital expenditures with respect to the Business in an amount to be paid after the Closing that exceeds the amount contemplated by the Capital Expenditure Budget, or materially modify the allocation or use of such capital expenditures from the allocations and uses set forth in the Capital Expenditure Budget;

(xvi)	change any method of accounting or accounting practice or policy used by Seller as it relates to the Business, other than such changes required by GAAP or made to the corporate allocation of shared expenses;

(xvii)	materially change the manner in which working capital is managed; or

(xviii)	authorize, or commit or agree to take, any of the foregoing actions.

Section 5.8 No Control. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement will give Purchaser, directly or indirectly, rights to control or direct the business or operations of the Seller Parties or any right to receive any income from the Business prior to the Closing.

Section 5.9 Transaction Expenses. Except as otherwise provided in this Agreement or the Ancillary Agreements, each of Purchaser and Seller shall bear its own costs and expenses (including brokerage commissions, finders’ fees or similar compensation, and legal, actuarial, accounting and tax advisor fees and expenses) incurred in connection with this Agreement, the Ancillary Agreements and the Transactions; provided that notwithstanding anything else herein to the contrary, Purchaser shall be responsible for and shall indemnify Seller for any UCC-3 filing fees, title recording or filing fees, other amounts payable in respect of transfer filings in connection with this Agreement and the Transactions and any costs and expenses (including fees) related to or connected with the transfer, assignment or conveyance of any of the Transferred Intellectual Property or the assignment of any Assigned Contracts or Shared Contracts. For the avoidance of doubt, the treatment of Transfer Taxes shall be governed by Section 6.1 of this Agreement.

Section 5.10 Confidentiality.

(a) The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate. If, for any reason, the Closing does not occur, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) Purchaser acknowledges and agrees that any information made available to Purchaser pursuant to Section 5.10(a) or otherwise by any of the Seller Parties or any officer, director, employee, agent, representative, accountant or counsel thereof prior to the Closing shall be subject to the terms and conditions of the Confidentiality Agreement.

(c) From and after the Closing, (i) Purchaser shall, and shall cause its Affiliates and representatives to, treat as confidential and safeguard any and all information, knowledge or data relating to the business of the Seller Parties and their respective Affiliates (other than the Business) that becomes known to Purchaser as a result of the Transactions, except as required by Law, otherwise provided in any Ancillary Agreement, or as otherwise agreed to by Seller in writing and (ii) each Seller Party shall, and shall cause its respective Affiliates and representatives to, treat as confidential and safeguard any and all trade secrets or other material confidential information of the Business that is known by the Seller Parties, except as required by Law, disclosed to any Tax Authority, otherwise provided in any Ancillary Agreement, or as otherwise agreed to by Purchaser in writing.

(d) Purchaser and the Seller Parties acknowledge that the confidentiality obligations set forth herein shall not extend to information, knowledge and data that is publicly available or becomes publicly available through no act or omission of the party owing a duty of confidentiality, or becomes available on a non-confidential basis from a source other than the party owing a duty of confidentiality so long as such source is not, after reasonable inquiry, known by such party to be bound by a confidentiality agreement with or other obligations of secrecy to the other party.

(e) In the event of a breach of the obligations hereunder by Purchaser, on the one hand, or any Seller Party, on the other hand, Seller or Purchaser, as the case may be, in addition to all other available remedies, will be entitled to seek injunctive relief to enforce the provisions of this Section 5.10 in any court of competent jurisdiction, without the requirement of posting a bond or other security.

Section 5.11 Certain Payments or Instruments Received from Third Parties. To the extent that, after the Closing Date, (a) Purchaser or any of its Affiliates receives any payment or instrument that is for the account of Seller or any Other Seller according to the terms of this Agreement or any Ancillary Agreement or relates to any business or business segment of Seller other than the Business, Purchaser shall, until the date that is 90 days after the Closing Date (and thereafter only upon request of Seller), promptly deliver such amount or instrument to the extent related to such other business or business segment to the relevant Seller or any Other Seller (or any other Affiliate of Seller), and (b) Seller or any of its Affiliates receives any payment that is for the account of Purchaser according to the terms of this Agreement or any Ancillary Agreement or relates to the Business, Seller shall, and shall cause the Other Sellers to, until the date that is 90 days after the Closing Date (and thereafter only upon request of Purchaser) promptly deliver such amount or instrument to the extent related to the Business to Purchaser. All amounts due and payable under this Section 5.11 shall be due and payable by the applicable Party in immediately available funds, by wire transfer to the account designated in writing by the relevant Party. Notwithstanding the foregoing, each Party hereby undertakes to use its commercially reasonable efforts to direct or forward all bills, invoices or like instruments to the appropriate Party.

Section 5.12 Non-Assignable Assets.

(a) To the extent that any Seller Contract, Shared Contract or any other Transferred Asset is not capable of being assigned (or, in the case of a Shared Contract, partially assigned) to Purchaser on the date of this Agreement (or, in the case of any Transferred Asset that is an asset provided for in Section 7.1(d)(ii), transferred to a Purchaser Employer Plan) at the Closing (or as soon as practicable after Closing) as contemplated by this Agreement either under Section 365 of the Bankruptcy Code or other applicable Laws or the terms of any such Seller Contract, Shared Contract or Transferred Asset (i) without the Consent of any Third Party or a Government Entity, or consummating the Transactions without such Consent would result in a breach, default, violation or contravention under any Seller Contract or Shared Contract or (ii) without the formation or establishment of a Foreign Acquisition Entity to purchase or receive, as applicable, the Transferred Assets located in a particular jurisdiction (collectively, the “Non-Assignable Assets”), this Agreement will not constitute an assignment thereof, or an attempted assignment, unless and until any such Consent is obtained or Foreign Acquisition Entity formed or established, as appropriate, including any Consents obtained or Foreign Acquisition Entity is formed or established, as appropriate, following the Closing. In the event that the sole reason that any Non-Assignable Asset (other than any Non-Assignable Asset that is an asset provided for in Section 7.1(d)(ii)) cannot be assigned to Purchaser is that a Foreign Acquisition Entity has not been formed by Purchaser in an applicable jurisdiction, then Seller shall have the right, in its sole discretion, to (i) sell, convey, transfer, assign and deliver to Purchaser, and Purchaser shall purchase and assume, all of the equity interests of the Person in which such Non-Assignable Assets are held, or (ii) transfer such Non-Assignable Assets to an existing Subsidiary of Seller existing in the applicable jurisdiction and sell, convey, transfer, assign and deliver to Purchaser, and Purchaser shall purchase and assume, all of the equity interests in such Subsidiary of Seller, and, in both of the foregoing cases, such sale, conveyance, transfer, assignment and delivery shall fully satisfy Seller’s obligations with respect to such Non-Assignable Assets hereunder and Seller shall have no further liability with respect to such sold, conveyed, transferred, assigned and delivered Person(s) thereafter. Until any such Consent is obtained or Foreign Acquisition Entity is formed or established, as appropriate, Seller and Purchaser will use their commercially reasonable efforts to cooperate in good faith with each other to agree upon and implement a commercially reasonable arrangement between Seller and Purchaser to provide Purchaser the substantially similar interests, benefits and rights, and subject Purchaser to the substantially similar obligations and Liabilities, under any such Non-Assignable Assets (including any Tax obligations related to any such Non-Assignable Assets) as the applicable Seller had immediately prior to the Closing, including the actual economic benefit of such Non-Assignable Assets. In the event that Transferred Assets that are assets provided for in Section 7.1(d)(ii) are prevented from transferring until any such Consent is obtained or Foreign Acquisition Entity is formed or established, as appropriate, or until a Purchaser Employee Plan is established and able to receive such assets, Seller and Purchaser agree that they will cooperate in good faith to put in place a commercially reasonable solution. Notwithstanding anything to the contrary herein, in the event that all or substantially all of the Transferred Assets (other than Transferred Assets that are assets provided for in Section 7.1(d)(ii)) operated in a particular jurisdiction constitute Non-Assignable Assets, (x) the Employees in such jurisdiction (“Deferred Employees”) shall transfer to Purchaser or one of its Affiliates in accordance with Article VII on the date substantially all of such Non-Assignable Assets are assigned to Purchaser (or, if earlier, the date on which a Deferred Employee’s employment automatically transfers to Purchaser or one of its Affiliates as required by the Acquired Rights) (the “Deferred Employee Transfer Date”) and (y) if necessary to provide the services of such Deferred Employees prior to the Deferred Employee Transfer Date, Seller and Purchaser will use their commercially reasonable efforts to cooperate in good faith with each other to agree upon and implement a commercially reasonable arrangement between Seller and Purchaser to provide Purchaser with the benefit of the services provided to the Business by the Deferred Employees. Purchaser shall reimburse the relevant Seller Party in accordance with such agreed upon arrangements and indemnify and hold each Seller Party harmless from and against all Liabilities, incurred or asserted, as a result of any actions taken pursuant to this Section 5.12. The Parties acknowledge that the fact that any Transferred Asset constitutes a Non-Assignable Asset shall not (1) constitute a breach of any representation, warranty or covenant hereunder, (2) entitle Purchaser to terminate this Agreement or fail to consummate the Transactions, (3) result in any reduction of the Purchase Price payable hereunder or (4) otherwise result in any of Seller having any liability whatsoever to Purchaser or its Affiliates. Any Non-Assignable Asset assigned pursuant to the terms of this Section 5.12 shall, when assigned, constitute a Transferred Asset hereunder from and after such date.

(b) For the purposes of this Agreement and all representations and warranties of Seller contained herein, the relevant Seller and the Debtor Subsidiary Sellers shall be deemed to have obtained all required Consents in respect of the assignment of any Assigned 365 Debtor Contract if, and to the extent that, pursuant to the Settlement and Sale Order, Seller and the Debtor Subsidiary Sellers are authorized to assume and assign (or, in the case of a Shared Contract, partially assign) to Purchaser such Assigned 365 Debtor Contract pursuant to Section 365 of the Bankruptcy Code and any applicable Cure Costs have been satisfied as provided in Section 2.1(h).

Section 5.13 Post-Closing Assistance for Litigation.

(a) After the Closing, Purchaser shall, upon the request of Seller, use commercially reasonable efforts to require the Transferred Employees to make themselves reasonably available at reasonable times and cooperate in all reasonable respects with Seller and its Subsidiaries in the preparation for, and defense of, any lawsuit, arbitration or other Action (whether disclosed or not disclosed in the Seller Disclosure Schedule) filed or claimed against Seller or any of its Subsidiaries or any of the respective agents, directors, officers and employees of Seller and its Subsidiaries, whether currently pending or asserted in the future, concerning the operation or conduct of the Business prior to the Closing Date; provided, however, that the obligations of Purchaser hereunder shall extend only to the Transferred Employees who remain employees of Purchaser and its Subsidiaries as of the date of Seller’s request and shall not apply to former employees of Purchaser or its Subsidiaries who have been terminated prior to such date and shall not obligate Purchaser or its Subsidiaries to continue the employment of any Transferred Employee. Seller shall reimburse Purchaser and its Affiliates for their reasonable costs (including allocated costs of employee time) of providing the services pursuant to this Section 5.13(a).

(b) After the Closing, Seller shall, and shall cause its Subsidiaries to, upon the request of Purchaser, use commercially reasonable efforts to require their employees that were not Transferred Employees to make themselves reasonably available and cooperate in all reasonable respects with Purchaser and its Affiliates in the preparation for, and defense of, any lawsuit, arbitration or other Action filed or claimed against Purchaser, any of its Affiliates or any of the respective agents, directors, officers and employees of any of the foregoing, whether currently pending or asserted in the future, concerning the operation or conduct of the Business prior to the Closing Date; provided, however, that the obligations of Seller hereunder shall only extend to the employees of Seller and its Subsidiaries as of the date of Purchaser’s request and shall not apply to former employees of Seller or its Subsidiaries that have been terminated prior to such date and shall not obligate Seller or its Subsidiaries to continue the employment of any such employee. Purchaser shall reimburse Seller and its Affiliates for their reasonable costs (including allocated costs of employee time) of providing the services pursuant to this Section 5.13(b).

(c) After the Closing, Seller shall, upon the request of Purchaser and at Purchaser’s sole cost and expense, use reasonable efforts to provide Purchaser documentation and reasonable assistance in asserting a defense in any lawsuit, arbitration or other Action filed or claimed against Purchaser where such defense arises from or is based upon a release, license, covenant not to sue or other right in favor of Seller or its Affiliates that is primarily related to the Transferred Assets, the Assumed Liabilities or the ownership, use, function or value of any Transferred Asset or the operation of the Business, but solely to the extent Purchaser, as a purchaser of the Transferred Assets or otherwise as the successor-in-interest of Seller in respect of the Transferred Assets, may benefit from any such release, license, covenant not to sue or other right without impairing Seller’s rights under any such release, license, covenant not to sue or other right.

(d) Notwithstanding anything to the contrary set forth in this Section 5.13, (i) no Party shall have any obligation pursuant to this Section 5.13 in connection with any litigation in which the interests of the Parties or their respective Affiliates are adverse to one another and (ii) nothing herein shall require any Party or any of its Subsidiaries or employees to disclose any information to the other Party or any of its Subsidiaries if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable Law, fiduciary duty or agreement, it being understood that such first Party shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the other Party to occur without so jeopardizing privilege or contravening such Law, duty or agreement.

Section 5.14 Insurance Matters.

(a) Purchaser acknowledges and agrees that, except as otherwise provided in Section 5.14(b), coverage of the Covered Assets and Persons (excluding those in respect of the Non-Assignable Assets) under Seller Insurance Policies shall cease as of the Closing and the Covered Assets and Persons will be deleted in all respects as insured (or additional insured, as the case may be) under all Seller Insurance Policies.

(b) After the Closing, Seller shall, and shall cause its Subsidiaries to, maintain any Directors & Officers Liability insurance policies in place on the date of this Agreement and or put in place between the date of this Agreement and the Closing Date with respect to any Transferred Employee who was a director or officer of Seller or any of its Subsidiaries prior to the Closing Date, with respect to any actions or events occurring prior to the Closing Date, for a period of six (6) years beginning on the Closing Date.

(c) Between the date of this Agreement and the Closing Date, Seller shall, and shall cause its Subsidiaries to, maintain those workers’ compensation insurance policies in place on the date of this Agreement or put in place between the date of this Agreement and the Closing Date with respect to the Employees.

Section 5.15 Deposits, Guarantees and Other Credit Support of the Business.

(a) Purchaser acknowledges that in the course of conducting the Business, Seller and its Affiliates may have entered into various arrangements in which guarantees, credit support, letters of credit, bonds, cash deposits or similar arrangements were issued by or on behalf of Seller or its Affiliates in order to support or facilitate the Business (each, if and solely to the extent relating to the Business, a “Seller Guarantee” and all such arrangements collectively, the “Seller Guarantees”). These Seller Guarantees may also be further supported by cash deposits, collateral assets or other support arrangements under the DIP Facilities of Seller or its Affiliates or other lines of credit (“Supporting Collateral”). Purchaser and Seller hereby agree as follows:

(i)	Purchaser and Seller shall use commercially reasonable efforts to procure (a) the release of the Seller Guarantees set forth on Section 5.15 of the Seller Disclosure Schedule by the applicable counterparty concurrently with the Closing, or otherwise as promptly as reasonably practicable thereafter, and (b) the release or return to Seller or its applicable Affiliate of all Supporting Collateral as may be the case (it being understood that under no circumstances shall Seller or Purchaser or any of their respective Affiliates be required to make any payment in connection with the release of any Seller Guarantee);

(ii)	with respect to each Seller Guarantee set forth on Section 5.15 of the Seller Disclosure Schedule for which Purchaser or Seller does not obtain a release and the release or return of all Supporting Collateral, Purchaser and Seller shall enter into a Hold Harmless Agreement with respect to each such Seller Guarantee concurrently with the Closing; and

(iii)	Purchaser shall not amend, modify or renew any Contract subject to any Seller Guarantee during the period following the Closing Date without the consent of Seller in its sole discretion unless, pursuant to or prior to such amendment, modification or renewal, Seller’s and Seller’s Affiliates continuing obligation has been extinguished and neither Seller nor its Affiliates has any continuing liability thereunder.

Section 5.16 Maintenance of Books and Records. After the Closing, Purchaser shall preserve or cause to be preserved, until at least the seventh (7th) anniversary of the Closing Date, all pre-Closing Date records to the extent relating to the Business possessed or to be possessed by Purchaser or its Affiliates. After the Closing Date and up until the seventh (7th) anniversary of the Closing Date, upon any reasonable request from Seller or its representatives, Purchaser shall, and/or shall cause the Person holding such records to, provide Seller or its representatives with copies of such records; provided that in each case Seller shall reimburse Purchaser for its reasonable and documented out-of-pocket expenses incurred in connection with any such request; provided, however, that nothing herein shall require Purchaser to disclose any information to Seller (a) in connection with any litigation in which the interests of the Parties or their respective Affiliates are adverse to one another or (b) if such disclosure would jeopardize any attorney-client or other legal privilege which Purchaser or its Affiliates is entitled to claim or contravene any applicable Law, fiduciary duty or agreement (it being understood that Purchaser shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to Seller to occur without so jeopardizing privilege or contravening such Law, duty or agreement). Such records shall be provided under this Section 5.16 for any reasonable purpose, including to the extent reasonably required in connection with accounting, Tax, litigation, federal securities disclosure or other similar needs of Seller (other than claims between Seller and Purchaser or any of their respective Affiliates under this Agreement or any Ancillary Agreement). Notwithstanding the foregoing, (x) any and all such records may be destroyed by Purchaser if Purchaser sends to Seller written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 30th day following such notice unless Seller notifies Purchaser that Seller desires to obtain possession of such records, in which event Purchaser shall transfer or cause to be transferred the records to Seller and Seller shall pay all reasonable expenses of Purchaser in connection therewith and (y) Purchaser shall not be required to provide Seller access to, or copies of, any Tax records that relate to any Post-Closing Taxable Period.

Section 5.17 Transition Services; Day-One and Separation Planning.

(a) The Parties acknowledge that the Attachments attached to the form of Transition Services Agreement contained in Exhibit D reflect a preliminary list of Transition Services and are not in a final agreed form (such preliminary attachments, collectively, the “General Scope of Services”). Accordingly, the Parties agree that, from and after the execution of this Agreement, they will negotiate in good faith to finalize the Transition Services Agreement and agree on final Attachments to the Transition Services Agreement prior to the Closing. Without limiting the foregoing, prior to Closing, the Parties shall complete the Services Worksheet for the Transition Services Agreement, and shall complete the Statement of Work (as defined in the Transition Services Agreement) for each Transition Service to be provided under the Transition Services Agreement, including without limitation filling in the Kodak Transfer Price (as defined in the Transition Services Agreement) for each such service, in accordance with the principles set forth on Attachment A to the form of Transition Services Agreement attached to this Agreement as Exhibit D. In addition, prior to the Closing, the Parties shall negotiate in good faith and agree upon a Reverse Transition Services Agreement, which shall contemplate the provision of services and support from the Business to Seller and its Affiliates (the “Reverse Transition Services Agreement”), and shall complete a Statement of Work (to be defined in the Reverse

Transition Services Agreement) for each service to be provided under the Reverse Transition Services Agreement, including filling in the Business Transfer Price (to be defined in the Reverse Transition Services Agreement) for each such service, in accordance with the principles set forth in this Section 5.17(a). The Parties agree that all such cooperation and negotiation, and the finalization of the Transition Services Agreement and the Reverse Transition Services Agreement will be subject to the following general principles and conditions:

(i)	subject to clause (ii) below, (A) the services to be provided under the Transition Services Agreement (the “Transition Services”) will include all material services and support that have been provided by Seller or its Affiliates to the Business prior to the date of this Agreement and the Closing Date, other than services contemplated to be excluded on Attachment A to the form of Transition Services Agreement attached to this Agreement as Exhibit D and (B) the services to be provided under the Reverse Transition Services Agreement (the “Reverse Transition Services”) will include all material services and support that have been provided by the Transferred Employees to Seller or its Affiliates prior to the date of this Agreement and the Closing Date. For the avoidance of doubt, the Transition Services and the Reverse Transition Services will not necessarily be limited to the services described in the General Scope of Services.

(ii)	the Transition Services and the Reverse Transition Services will not include any service the provision of which, in Seller’s or Purchaser’s reasonable opinion (as the case may be), would violate any Law;

(iii)	the Transition Services and Reverse Transition Services will include all material services (other than services contemplated to be excluded on Attachment A to the form of Transition Services Agreement attached to this Agreement as Exhibit D) reasonably necessary to facilitate the uninterrupted continuation of the Business, and the business of the applicable Affiliates of Seller receiving services and support from the Business, and the Transition Services will not include any service that is not reasonably necessary or convenient, in Purchaser’s reasonable opinion, to permit Purchaser to carry on the Business after the Closing in a manner materially consistent with the operation of the Business as at the Closing, and the Reverse Transition Services will not include any service that is not reasonably necessary or convenient, in Seller’s reasonable opinion, to permit Seller and its Affiliates to carry on their respective businesses after the Closing in a manner materially consistent with the operation of such businesses as at the Closing; and

(iv)	the Reverse Transition Services Agreement shall be on the same terms and conditions as the Transition Services Agreement (reversed as appropriate), except to the extent inapplicable in the context of the Reverse Transition Services Agreement.

(b) The Transition Services and the Reverse Transition Services shall be provided in such manner and pursuant to such terms (including terms and pricing) as are set forth in the Transition Services Agreement and the Reverse Transition Services Agreement, respectively.

(c) Prior to the Closing, if the Seller Parties determine that a Consent (as such term is defined in Section 2.2 of each of the Transition Services Agreement and the Reverse Transition Services Agreement) can reasonably be obtained without unreasonable effort or expense, the Seller Parties shall use their commercially reasonable efforts to obtain the Consents from Third Parties, including Third Party service providers, to the extent necessary to perform and provide the services contemplated under the Transition Services Agreement and the Reverse Transition Services Agreement.

(d) In the event of any dispute between the Parties in connection with the finalization of the Transition Services Agreement or the Reverse Transition Services Agreement, including the identification and specification of Transition Services and Reverse Transition Services and completion of the Attachments and Statements of Work to the Transition Services Agreement or the Reverse Transition Services Agreement, each Party shall designate a senior executive or representative reasonably acceptable to the other Party to handle such dispute and the Parties shall cause such designee(s) to meet as promptly as practicable and use their respective reasonable best efforts to resolve such dispute within a reasonable period of time. If such individuals are unable to resolve the disputes in a timely manner, the Parties shall cooperate to subject the matters in dispute to a third party mediator or arbitrator mutually acceptable to the Parties. The senior executives or representatives designated by the Parties, or any third party designated by the Parties in connection with the dispute, shall apply the principles set forth in this Section 5.17, and in the Attachments to the form of Transition Services Agreement attached to this Agreement as Exhibit D, in resolving any such disputes.

(e) For the purpose of allowing the Purchaser and its representatives to prepare to consummate the Closing, receive transfer of the Transferred Assets at Closing and operate the Business immediately upon Closing (“Day One Readiness”), and for the purpose of allowing the Purchaser and its representatives to design plans for, and to prepare for, the ultimate separation of the Business from Seller and the Seller Parties (the “Separation”), prior to the Closing, Seller shall, and shall cause the Seller Parties to, upon advance notice and at no cost to Purchaser (i) provide Purchaser and its authorized representatives reasonable access, during regular business hours, to senior managers of the Business, functional heads of the various business lines within the Business and subject matter leads responsible for various aspects of the Business (collectively, the “Access Employees”); provided that all meetings or other contact with any of the Access Employees shall be first coordinated through Garry Hapeman or Mary Arter (or their designees); provided that such requests for meetings or other contact shall not be unreasonably denied or delayed, (ii) provide copies of such books, records, reports, files and other information as reasonably requested by Purchaser about the Business or that may be necessary or helpful for Purchaser to prepare for Day One Readiness and/or to design and prepare for Separation, and (iii) cooperate with Purchaser to develop plans and timelines for Day-One Readiness and Separation. As soon as practicable after the date of this Agreement, the Parties shall mutually agree on a comprehensive plan for Day-One Readiness, which shall provide a structure and design for the segregation of the Business from Seller and the Seller Parties prior to Closing, the purpose of which is intended to ensure the uninterrupted continuation of the Business at Closing and to enable Purchaser to consummate the Closing, receive transfer of the Transferred Assets at Closing and operate the Business immediately upon Closing (the “Day-One Plan”). Each Party shall use its commercially reasonable efforts to implement the tasks contemplated to be taken by it in the Day-One Plan on the terms and conditions, and within the scheduled time periods, outlined in the Day-One Plan; provided that the Parties acknowledge that the time periods set forth in the Day-One Plan may shift based on various factors that arise after the development of the Day-One Plan.

(f) Without limiting the foregoing Sections 5.17(d) and 5.17(e), Purchaser may from time to time prior to the Closing request that Seller take certain actions related to Day-One Readiness and/or Separation that would not otherwise be required to be taken by Seller prior to the Closing under this Agreement or the Transition Services Agreement (“Day-One Actions”). Seller will reasonably consider each such request in good faith, and Seller shall not unreasonably withhold its agreement to perform any Day-One Actions. The Parties shall cooperate in good faith to determine the nature, cost, payment terms, duration and scope of such Day-One Actions, and shall enter into a written statement of work (“SOW”) with respect to such Day-One Actions. Each such SOW shall become effective upon execution by the Parties, and shall be deemed to be included in and governed by the Transition Services Agreement as if the Transition Services Agreement were in effect as of the date of the SOW. If the Parties are unable to mutually agree upon any specific terms of any SOW for Day-One Actions, such dispute shall be subject to resolution in accordance with the principles set forth in Section 5.17(d) of this Agreement.

(g) To the extent that as of the Closing Date, any of the actions, deliverables or plans contemplated under the Day-One Plan have not been accomplished, the Parties shall cooperate in good faith to design one or more workaround solutions so as to ensure the uninterrupted continuation of the Business at Closing and enable Purchaser to consummate the Closing.

Section 5.18 Asset Transfers. Seller shall cause the Transferred Subsidiary to transfer, assign and deliver to Seller and/or its Subsidiaries prior to the Closing the assets set forth in Section 5.17(b) of the Seller Disclosure Schedule and shall cause the Transferred Subsidiary to terminate and settle as of the Closing any Intercompany Contract to which the Transferred Subsidiary is a party, in each case without cost or expense to the Transferred Subsidiary and without increasing the Liabilities of the Transferred Subsidiary (except as otherwise agreed in accordance with Section 5.30). For purposes of Article III (Representations and Warranties of Seller), the representations and warranties of Seller shall be deemed to be made as though the assets set forth in Section 5.17(b) of the Seller Disclosure Schedule were transferred as of the date of this Agreement in accordance with this Section 5.17(b).

Section 5.19 Delivery of Information.

(a) Current Business Information.

(i)	Each Seller Party shall use its commercially reasonable efforts to deliver or cause to be delivered to Purchaser at the Closing all Current Business Information.

(ii)	Seller shall at or prior to the date that all Transition Services have concluded, deliver or cause to be delivered to Purchaser any Current Business Information not provided pursuant to clause (i).

(b) Historic Business Information. During the term of the Transition Services Agreement:

(i)	Seller shall deliver or cause to be delivered to Purchaser Historic Business Information with a Record Age of less than five years and that are reasonably requested by Purchaser, provided that such Historic Business Information can be identified using commercially reasonable means, and Purchaser shall reimburse Seller for its reasonable expenses incurred in connection with such delivery.

(ii)	The Parties shall confer in good faith in respect of any reasonable request for Historic Business Information with a Record Age of five years or more. Seller may, in its reasonable discretion, refuse any such request. If Seller agrees to deliver the requested information, Seller shall, in its sole discretion, determine the manner and timing of any such delivery, and Purchaser shall reimburse Seller for its expenses incurred in connection with such delivery.

(iii)	Before beginning any work to deliver requested information under this 5.19(b), Seller shall provide Purchaser with an estimate of the expenses Seller anticipates it will incur in fulfilling Purchaser’s request for Historic Business Information. Seller shall not proceed with any such work until Purchaser has acknowledged receipt of the estimate and authorized Seller to proceed with such work in writing. If after receiving Seller’s estimate Purchaser does not provide such written authorization, Seller will be excused from any obligation to fulfill Purchaser’s request.

(c) Nothing in this Agreement will obligate Seller to deliver or cause to be delivered Business Information with a Record Age greater than seven (7) years.

(d) Cooperation. With respect to Current Business Information and Historic Business Information stored in Shared Systems, after the date hereof, the Parties will confer and determine in good faith how to transfer (or provide access to transfer) such records to Purchaser, including determining which Party is best positioned to extract such records after Closing and agreeing on reasonable formats to be used for extracts of such records and reasonable timeframes for delivery thereof by Seller to Purchaser in a manner that allows Purchaser to operate the Business in the Ordinary Course. The Parties will cooperate to ensure all such records are delivered to Purchaser at or prior to the date that all Transition Services have concluded.

(e) Combined Records.

(i)	Notwithstanding anything to the contrary in this Agreement and solely with respect to Combined Records, Seller reserves the right to redact or withhold from the delivery of any Combined Record otherwise required to be delivered pursuant to this Section 5.19 any information (A) the disclosure of which to Purchaser would cause Seller or any of its Affiliates to be in breach of a written or legal obligation of confidentiality to a Third Party in respect of such information (such information, “Third Party Confidential Information”), or (B) Seller considers in good faith to be competitively sensitive in its reasonable judgment (together with Third Party Confidential Information, collectively, “Sensitive Information”). Seller shall promptly notify Purchaser of any such determination.

(ii)	Seller shall, on a confidential basis, make such Combined Records that it believes contains Sensitive Information available for examination, at Purchaser’s expense, by Purchaser’s outside counsel such that Purchaser’s outside counsel may evaluate Seller’s determination in respect of such Combined Records. If Purchaser’s outside counsel believes such a Combined Record does not contain Sensitive Information, Seller and Purchaser shall resolve such dispute through the dispute resolution process set forth in the Transition Services Agreement.

(iii)

If Purchaser does not cause its outside counsel to review such Combined Records, or if Purchaser’s outside counsel agrees with Seller’s determination: (A) if Seller can withhold or redact Sensitive Information expending de minimis effort and for de minimis cost, or if Purchaser otherwise agrees to a method of removal or redaction of such Sensitive Information proposed by Seller, then Seller shall deliver the Combined Records with such Sensitive Information so redacted or removed; (B) if Seller cannot remove or redact such Sensitive Information expending de minimis effort and for de minimis cost, (1) Purchaser shall pay Seller’s costs incurred in removing or redacting such Sensitive Information, or (2) in the case of Third Party Confidential Information, Seller and Purchaser shall use commercially reasonable efforts to secure the consent of the applicable Third Party or Third Parties (including Government Entities as required by Law) to allow Seller to disclose such Third Party Confidential Information.

(iv)	If Purchaser is unwilling to pay Seller’s costs incurred in removing or redacting such Sensitive Information, or if Seller and Purchaser are unable to secure the necessary consents to disclose such Third Party Confidential Information, then Seller will be excused from any obligation to fulfill Purchaser’s request with respect to the affected Combined Records.

(f) Transferred Employee Email. After the Closing Date, Transferred Employees may forward any of their electronic mail relating to the Business and residing in their Seller Party-provided electronic email accounts to any Purchaser-provided electronic email account.

Section 5.20 Obligations with Respect to Intellectual Property.

(a) Purchaser, on behalf of itself and its Subsidiaries, covenants that any subsequent sale, assignment, exclusive license or exclusive sublicense, or transfer of any or all of the Transferred Patents by Purchaser or its Subsidiaries to a transferee shall be subject to the licenses, releases and rights granted to any licensee pursuant to any Permitted Patent Encumbrances, and Purchaser will impose on such immediate successor-in-interest or assigns an obligation to impose the obligations under this Section 5.20 on any immediate successors-in-interest or assigns with respect to the Transferred Patents of such immediate transferee.

(b) Prior to the Closing, the Seller Parties shall terminate or cause to be terminated any license under or in respect of any Transferred Intellectual Property where the licensor and the licensee is Seller or any Seller Affiliate.

Section 5.21 Seller Non-Compete.

(a) During the Non-Compete Period, Seller will not, and will cause each of the Other Sellers and its or their respective Subsidiaries and Affiliates not to, directly or indirectly, for its own account or on behalf of or together with any other Person, engage in, participate in, own, manage, control or participate in the ownership, management or control of the Business, including by offering to customers any products or services that fall within the Business and that are intended to be offered as products and services to induce customers and prospective customers of Purchaser to choose Seller’s products and services over Purchaser’s products and services within the Business. Seller, the Other Sellers and its and their respective Subsidiaries and Affiliates are collectively referred to as the “Covered Seller Parties” and each individually referred to as a “Covered Seller Party.”

(b) Notwithstanding the foregoing, nothing in this Agreement shall prohibit or in any way limit any Covered Seller Party from:

(i)	using, practicing, licensing, transferring, selling or otherwise exploiting in any manner, directly or indirectly, any Intellectual Property (including any Intellectual Property in Software) that is owned by or licensed to a Covered Seller Party following the Closing, subject to the rights granted therein pursuant to any applicable Ancillary Agreement, including enforcement of any Seller rights to Intellectual Property against other Persons for infringement and any settlements related thereto granting rights to Intellectual Property within the Business; provided that the primary purpose of such use, practice, license, transfer, sale or other exploitation is not to engage directly or indirectly, or facilitate the ability of another Person to engage directly or indirectly, in any business or activity that Seller is prohibited to engage in under Section 5.21(a);

(ii)	engaging, directly or indirectly, in the Commercial Imaging Business or any reasonably foreseeable extension thereof;

(iii)	engaging in any act contemplated or permitted by this Agreement and/or the Ancillary Agreements;

(iv)	providing transition services of one year or less in connection with the sale by Seller and/or its Subsidiaries of any assets in connection with the Bankruptcy Cases;

(v)	performing their respective binding obligations pursuant to any Excluded Contracts, Shared Contracts or Contracts that constitutes a Non-Assigned Asset;

(vi)	owning ten percent (10%) or less of the outstanding equity securities of any class of any issuer whose securities are listed and traded on a nationally recognized securities exchange or market (whether or not in the United States of America);

(vii)

owning, affiliating with, or conducting any activity with respect to, a Person that engages, either directly or indirectly, in the Business (any such Person, together with all of its Affiliates, a “PI/DI Competing Person” and any such business that engages in the Business, a “PI/DI Competing Business”) that is the result of (A) a merger, consolidation, share exchange, sale or purchase of assets, scheme of arrangement or similar business combination (a “Business Combination”) involving one or more Covered Seller Parties with any PI/DI Competing Person or (B) the acquisition of any PI/DI Competing Person or any securities in any PI/DI Competing Person by one or more Covered Seller Parties, if, in the case of either (A) or (B), no more than ten percent (10%) of the total consolidated revenues of such PI/DI Competing Person, taken as a whole, and prior to any Business Combination with a Covered Seller Party, are generated from the PI/DI Competing Business (it being understood that this clause (vii) shall not limit the Covered Seller Parties’ rights under clause (vi)) and such total consolidated revenues generated from the PI/DI Competing Business are less than 50% of the total consolidated revenues of the Business in the then-last 12 months; or

(viii)	acquiring a PI/DI Competing Person or more than ten percent (10%) of the outstanding equity securities of any class of any PI/DI Competing Person that generates more than ten percent (10%) of the total consolidated revenues of such PI/DI Competing Person, taken as a whole, from the PI/DI Competing Business; provided that a Covered Seller Party may proceed with any such acquisition only if the Covered Seller Party (i) enters into a definitive agreement within six (6) months of the consummation of such acquisition to divest a sufficient portion of such PI/DI Competing Person or (ii) winds down, within six (6) months of the consummation of such acquisition, a sufficient portion of such PI/DI Competing Person, such that, after giving effect to such divestiture or wind down, no more than ten percent (10%) of the total consolidated revenues of such PI/DI Competing Person, taken as a whole, are generated from the PI/DI Competing Business and such total consolidated revenues generated from the PI/DI Competing Business are less than 50% of the total consolidated revenues of the Business in the then-last 12 months.

(c) If any Covered Seller Party is involved in a Business Combination, the restrictions contained in Section 5.21(a) shall not apply to any Third Party counterparty(ies) to the Business Combination or any of such Third Party’s Affiliates which were Affiliates of such Third Party prior to the Business Combination, provided that neither the Covered Seller Party nor any of its Affiliates prior to the Business Combination, as the case may be, is the Controlling Entity after the Business Combination. “Controlling Entity” means an entity that through a Business Combination controls more than 50% of the stock, board seats, or voting rights of another entity.

(d) During the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, Seller will not, and will cause each of its Subsidiaries not to, use, sell, lease or otherwise make available to any Person other than Purchaser and/or its Affiliates Manufacturing Line 293 in Rochester, New York (i.e., the donor manufacturing assets, including gravure coating stations, drying stations and scanning capabilities) (the “Rochester Manufacturing Line”) for the purpose of producing thermal donor media product as such product is currently used by the Seller Parties in Retail Systems Solutions. For the avoidance of doubt, nothing in this Agreement shall prohibit or in any way limit Seller or any of its Subsidiaries from using, selling, leasing or otherwise making available to any Person the Rochester Manufacturing Line for any other purpose.

Section 5.22 Purchaser Non-Compete.

(a) During the Non-Compete Period, Purchaser will not, and will cause each of its Affiliates not to, directly or indirectly, for its own account or on behalf of or together with any other Person, engage in, participate in, own, manage, control or participate in the ownership, management or control of the Commercial Imaging Business, including by offering to customers any products or services that fall within the Commercial Imaging Business and that are intended to be offered as products and services to induce customers and prospective customers of Seller to choose Purchaser’s products and services over Seller’s products and services within the Commercial Imaging Business. Purchaser and its Affiliates are collectively referred to as the “Covered Purchaser Parties” and each individually referred to as a “Covered Purchaser Party.”

(b) Notwithstanding the foregoing, nothing in this Agreement shall prohibit or in any way limit any Covered Purchaser Party from:

(i)	using, practicing, licensing, transferring, selling or otherwise exploiting in any manner, directly or indirectly, any Intellectual Property (including any Intellectual Property in Software) that is owned by or licensed to a Covered Purchaser Party following the Closing, subject to the rights granted therein pursuant to any applicable Ancillary Agreement, including enforcement of any Purchaser rights to Intellectual Property against other Persons for infringement and any settlements related thereto granting rights to Intellectual Property within the Commercial Imaging Business; provided that the primary purpose of such use, practice, license, transfer, sale or other exploitation is not to engage directly or indirectly, or facilitate the ability of another Person to engage directly or indirectly, in any business or activity that Purchaser is prohibited to engage in under Section 5.22(a);

(ii)	engaging, directly or indirectly, in the Business or any reasonably foreseeable extension thereof;

(iii)	engaging in any act contemplated or permitted by this Agreement and/or the Ancillary Agreements;

(iv)	performing their respective binding obligations pursuant to any Assigned Contract or Shared Contract;

(v)	owning ten percent (10%) or less of the outstanding equity securities of any class of any issuer whose securities are listed and traded on a nationally recognized securities exchange or market (whether or not in the United States of America);

(vi)	owning, affiliating with, or conducting any activity with respect to, a Person that engages in a business that engages in the Commercial Imaging Business (any such Person, together with all of its Affiliates, a “CI Competing Person” and any such business that engages in the Commercial Imaging Business, a “CI Competing Business”) that is the result of (A) Business Combination involving one or more Covered Purchaser Parties with any CI Competing Person or (B) the acquisition of any CI Competing Person or any securities in any CI Competing Person by one or more Covered Purchaser Parties, if, in the case of either (A) or (B), no more than ten percent (10%) of the total consolidated revenues of such CI Competing Person, taken as a whole, and prior to any Business Combination with a Covered Purchaser Party, are generated from the CI Competing Business (it being understood that this clause (vi) shall not limit the Covered Purchaser Parties’ rights under clause (v)) and such total consolidated revenues generated from the CI Competing Business are less than 50% of the total consolidated revenues of the Commercial Imaging Business in the then-last 12 months; or

(vii)	acquiring a CI Competing Person or more than ten percent (10%) of the outstanding equity securities of any class of any CI Competing Person that generates more than ten percent (10%) of the total consolidated revenues of such CI Competing Person, taken as a whole, from the CI Competing Business; provided that a Covered Purchaser Party may proceed with any such acquisition only if the Covered Purchaser Party (i) enter into a definitive agreement within six (6) months of the consummation of such acquisition to divest a sufficient portion of such CI Competing Person or (ii) winds down, within six (6) months of the consummation of such acquisition, a sufficient portion of such CI Competing Person, such that, after giving effect to such divestiture or wind down, no more than ten percent (10%) of the total consolidated revenues of such CI Competing Person, taken as a whole, are generated from the CI Competing Business and such total consolidated revenues generated from the CI Competing Business are less than 50% of the total consolidated revenues of the Commercial Imaging Business in the then-last 12 months.

(c) If any Covered Purchaser Party is involved in a Business Combination, the restrictions contained in Section 5.22(a) shall not apply to any Third Party counterparty(ies) to the Business Combination or any of such Third Party’s Affiliates which were Affiliates of such Third Party prior to the Business Combination, provided that neither the Covered Purchaser Party nor any of its Affiliates prior to the Business Combination, as the case may be, is the Controlling Entity after the Business Combination.

(d) During the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, Purchaser will not, and will cause its Affiliates not to, use, sell, lease or otherwise make available to any Person other than Seller and/or its Affiliates Manufacturing Lines 291 and 292 in Windsor, Colorado (i.e., the donor manufacturing assets, including gravure coating stations, drying stations and scanning capabilities) (the “Colorado Manufacturing Line”) for the purpose of Functional Printing (as such term is defined in the Kodak Patents License Agreement). For the avoidance of doubt, nothing in this Agreement shall prohibit or in any way limit Purchaser or any of its Affiliates from using, selling, leasing or otherwise making available to any Person the Colorado Manufacturing Line for any other purpose.

Section 5.23 Termination of Overhead and Shared Services. Purchaser acknowledges and agrees that, except as otherwise expressly provided in the Transition Services Agreement and the other Ancillary Agreements (as applicable), effective as of the Closing Date, (i) all Overhead and Shared Services provided to the Business shall cease and (ii) the Seller Parties and their Affiliates shall have no further obligation to provide any Overhead and Shared Services to the Business.

Section 5.24 Shared Contracts.

(a) In order to perform the partial assignment of the Shared Contracts to Purchaser, Seller shall notify, or cause its Affiliates to notify, the counterparties thereto of the partial assignment of the Shared Contracts by Seller or an Affiliate to Purchaser or, to the extent required under any Shared Contract, to use its commercially reasonable efforts to obtain the prior consent of the counterparties to the partial assignment of such Shared Contracts. Purchaser and Seller shall act in good faith and reasonably cooperate in connection with the arrangement of the partial assignment or any other appropriate arrangement (including the jointly determined allocation of Seller’s and Purchaser’s respective rights and obligations thereunder) in connection with the Shared Contracts.

(b) If Seller or a Debtor Subsidiary Seller determines to assert an avoidance claim arising under Sections 544, 545, 547, 548, 549, 550 or 551 of the Bankruptcy Code against any Third Party that is a counterparty to a Shared Contract and such claim arises from such Shared Contract, Seller shall consult with Purchaser prior to asserting such claim and the Parties shall act in good faith and use commercially reasonable efforts to agree on an equitable allocation of the benefits resulting from the resolution of such claim.

Section 5.25 Real Property. This Section 5.25 is intended to specifically describe the documentation and other matters related to the transfer, separation and other occupancy rights to be provided to Purchaser with respect to the Transferred Real Property, the Real Property subject to Real Property Leases, the Shared Sites, the KEPS Plant, the Rochester Sites and the Harrow Facility. It is understood and agreed that any Real Property owned or leased by the Transferred Subsidiary will be transferred to Purchaser pursuant to the transfer of the Transferred Subsidiary.

(a) Transferred Real Property. Each Transferred Real Property (i) is Real Property that is owned by Seller or an Other Seller for use primarily in connection with the Business and (ii) will be transferred by Seller to Purchaser at the Closing pursuant to the applicable documents to be delivered pursuant to Sections 2.4(e) and 2.5(b).

(b) Real Property Subject to Real Property Leases. Each Real Property Lease (i) relates to Real Property that is leased by Seller or an Other Seller for use primarily in connection with the Business and (ii) will be assigned by Seller to Purchaser at the Closing pursuant to the applicable documents to be delivered pursuant to Sections 2.4(e) and 2.5(b).

(c) Shared Sites.

(i)	With respect to each Shared Site, Seller or an Other Seller, on the one hand, and Purchaser, on the other hand, shall enter into a Shared Site Agreement to provide Purchaser with the right to use such Shared Site to operate the Business in substantially the same manner as the Business was operated at such Shared Site prior to Closing, unless otherwise agreed by the Parties.

(ii)	To the extent that any Shared Site is required by applicable Law to be physically separated in order to enter into a Shared Site Agreement, then Seller shall (and shall cause the Other Sellers, as applicable, to) and Purchaser shall cooperate promptly and in good faith to reasonably agree on a separation plan for such property. Seller shall pay all costs and expenses incurred in connection with any such physical separation.

(iii)	With respect to each Shared Site, from and after the date hereof and prior to the Closing, the Parties shall cooperate in good faith to determine if such Shared Site should be excluded from the transactions contemplated hereunder.

(d) KEPS Plant.

(i)

The Parties acknowledge that the KEPS Plant is part of a Real Property that is material to the Business and that the consideration paid by Purchaser hereunder was calculated on the basis that the KEPS Plant will be subleased to Purchaser or one or more Purchaser Assigns on or after the Closing. Applicable Law or the relevant Real Property Lease prohibits the subletting of the KEPS Plant to Purchaser or one or more Purchaser Assigns upon the Closing without obtaining all Consents required therefor. Accordingly, the Parties are intending to either (A) mutually agree on a sublease (on terms and conditions reasonably acceptable to Purchaser) for the KEPS Plant to Purchaser, one or more Purchaser Assigns or the Transferred Subsidiary at or prior to the Closing or (B) enter

[***]	Certain confidential information contained in this document has been omitted from public filing pursuant to a request for confidential treatment submitted to the U.S. Securities and Exchange Commission. The omitted information, which has been identified with the symbol “[***]”, has been filed separately with the U.S. Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

into the KEPS Equipment Supply Agreement until such time as Seller obtains all necessary Consents to sublease the KEPS Plant to Purchaser. Prior to the Closing, Seller shall undertake to physically separate the KEPS Plant to provide the Business with its own separate space therein. All reasonable, out-of-pocket costs and expenses incurred with respect to such physical separation shall be shared equally as between Seller and Purchaser.

(ii)	If the KEPS Plant cannot be subleased at Closing, then from and after the Closing, Seller shall, and shall cause the applicable Other Seller to (i) operate and maintain the KEPS Plant in accordance with this Agreement, including Section 5.7, as if this Agreement survived the Closing with respect to the KEPS Plant and (ii) use its reasonable best efforts to obtain all necessary Consents and Purchaser shall cooperate with Seller with respect thereto. Promptly after Seller’s receipt of all such Consents, the Parties shall execute, deliver and file all documents, and take all other actions necessary, to consummate such sublease of the KEPS Plant.

(iii)	The Parties acknowledge and agree that all sublease documents shall provide, among other things, that: (A) Purchaser shall have the right to exercise or cause the exercise of any extension options provided for under the lease applicable to the KEPS Plant if Purchaser also elects to extend such sublease; and (B) the rental amount for the KEPS Plant, which shall be negotiated by the Parties in good faith prior to Closing and shall be based on Seller’s actual, out-of-pocket costs and expenses related to the real estate costs attributable to the Business at the KEPS Plant (it being expressly understood that any utilities and other real estate costs of the Business will either (1) be directly billed to Purchaser or (2) be included in the rent amount based on Purchaser’s appropriate share thereof). This Section 5.25(d) shall survive the Closing.

(e) Rochester Sites. Seller shall grant to Purchaser the right to use the Rochester Sites pursuant to the Rochester Leases at the Closing. The Rochester Leases are in final agreed form in the form attached hereto as Exhibit HH and shall be executed by Seller and Purchaser at the Closing. [***].

[***]	Certain confidential information contained in this document has been omitted from public filing pursuant to a request for confidential treatment submitted to the U.S. Securities and Exchange Commission. The omitted information, which has been identified with the symbol “[***]”, has been filed separately with the U.S. Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(f) Harrow Facility.

(i)	Seller shall use its good faith efforts to obtain the consent of Land Securities to transfer the Harrow Facility to Purchaser or its assigns, subject to the agreements between Seller and Land Securities. In addition, Seller shall use its good faith efforts to obtain the consent of Land Securities to allow Purchaser or its assigns to transfer or lease the Harrow Facility through 2032, subject to the agreements between Seller and Land Securities. If such consent is obtained, the Harrow Facility shall be considered a Transferred Real Property and not an Excluded Real Property for all purposes hereunder.

(ii)	If a Seller is unable to obtain Land Securities’ consent to such transfer prior to Closing, the Parties shall enter into the Harrow Lease at Closing and Seller shall use its good faith efforts to obtain the consent of Land Securities to permit Purchaser or its assigns, to be entitled to (A) assign the Harrow Lease to any purchaser of the Business conducted thereat (or permit a change of control of the tenant under the Harrow Lease) and (B) extend the term of the Harrow Lease. The Parties acknowledge and agree that the Harrow Lease shall be excluded from sections 24 to 28 of the Landlord and Tenant Act 1954 (2 & 3 Eliz 2 c 56).

(iii)	[***].

(g) Real Property Used by Seller Post-Closing. The Seller Parties have requested that, for a transitional period following the Closing, the applicable Seller Party shall have the right to use a portion of each Real Property set forth on Section 5.25(g) of the Seller Disclosure Schedule (each, a “Leaseback Site”) in substantially the same manner as such Seller Party was operating at such Leaseback Site prior to Closing, and Purchaser is willing to provide such transitional use of the Leaseback Sites pursuant to the terms of this Section 5.25(g).

(i)	With respect to each Leaseback Site, Purchaser, on the one hand, and Seller, on the other hand, shall enter into an agreement (each, a “Leaseback Agreement”) on the same terms and conditions as set forth in the Shared Site Agreement Term Sheet, except: (A) Purchaser shall be the “Grantor” and such Seller Party shall be the “Grantee”; (B) the size of the space to be used by such Seller Party shall be reasonably agreed to by the Parties prior to Closing, (C) the Rent payable by the applicable Seller Party to Purchaser shall be equal to the product of (x) Purchaser’s actual, out-of-pocket costs and expenses related to the operation of such Leaseback Site and (y) such Seller Party’s proportionate share of the total size of such Leaseback Site, which shall expressly include such Seller Party’s proportionate share of any vacant space in such Leaseback Site as of the Closing; (D) to the extent that any Leaseback Site is required by applicable Law to be physically separated in order to enter into such Leaseback Agreement, then Grantee shall pay all costs and expenses incurred in connection therewith; (E) the section entitled “Cooperation” shall be deleted in its entirety; (F) all other sections of the Shared Site Agreement Term Sheet shall be deemed modified to remove any provisions that are not applicable.

(ii)	To the extent that any Leaseback Site is required by applicable Law to be physically separated in order to enter into any such Leaseback Agreement, then Seller shall (and shall cause the Other Sellers, as applicable, to) and Purchaser shall cooperate promptly and in good faith to reasonably agree on a separation plan for such property. Seller shall pay all costs and expenses incurred in connection with any such physical separation.

(iii)	In the event Seller does not obtain the necessary consents of Third Parties to any such Leaseback Agreement, then Purchaser shall not be obligated to enter into such Leaseback Agreement.

(h) Negotiation of Real Property Closing Documents. The Parties acknowledge that the documents necessary to effectuate the intent of this Section 5.25 (the “Real Property Closing Documents”), including the Shared Site Agreements, are not in a final agreed form (other than the Rochester Leases). Accordingly, the Parties agree that, from and after the execution of this Agreement, they will negotiate in good faith to reasonably agree on the Real Property Closing Documents reasonably acceptable to the Parties prior to the Closing. With respect to the Shared Site Agreements, the Parties agree that such negotiation, and the use the

Shared Sites by Purchaser, will be subject to the terms and conditions set forth on Exhibit Q. In all cases, the Real Property Closing Documents shall in no way expand the obligations of Purchaser beyond those expressly set forth in this Agreement (including the Exhibits attached hereto).

(i) Consents for Real Property Closing Documents. The Seller Parties shall give all notices to, and use their reasonable best efforts to obtain all Consents from, all Third Parties necessary to authorize the applicable Seller Party to enter into, execute and deliver the Real Property Closing Documents and, in connection therewith, the Seller Parties shall request that the applicable Third Party agree to any subsequent transfer of the applicable Real Property Lease or Shared Site Agreement to a purchaser of the Business, including through a change of control of Purchaser or its assigns. In the event the Seller Parties are unable to obtain the necessary Consents to authorize the execution and delivery of the Real Property Closing Documents for the assignment of any Real Property Lease relating to a manufacturing facility, then the applicable Seller Party and Purchaser shall enter into a mutually agreeable supply agreement for the activities conducted at such manufacturing facility until such time as the necessary Consents can be obtained.

(j) Expiring Leases.

(i)	If any Real Property Lease expires naturally pursuant to its terms after the date hereof and prior to the Closing Date, then Seller and Purchaser shall cooperate in good faith to determine a mutually agreeable plan to provide Purchaser with substantially similar space at the same or lower cost as set forth in such Real Property Lease, whether by renewal of such Real Property Lease, entering into a replacement Real Property Lease or otherwise; it being expressly understood that Seller shall not enter into any new Real Property Lease or renewal of a Real Property Lease without Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

(ii)	If any lease relating to a Shared Site expires naturally pursuant to its terms after the date hereof and prior to the Closing Date, then Seller shall take any and all actions necessary to provide Purchaser with substantially similar space at the same or lower cost as enjoyed by Purchaser as of the expiration of such lease, whether by renewal of such lease, entering into a replacement lease or otherwise, unless otherwise agreed to by Purchaser in writing. This Section 5.25(j)(ii) shall survive the Closing.

(k) If Seller or an Other Seller desires to undertake a physical and/or legal separation of any Shared Site prior to Closing (including through obtaining a new lease, license or occupancy agreement at a new location), then such physical and/or legal separation shall be subject to Purchaser’s prior written consent, not to be unreasonably withheld, conditioned or delayed. Any new lease, sublease or license entered into in connection with any such separation for space exclusive to the Business shall be deemed a Real Property Lease for all purposes hereunder.

Section 5.26 Identified Assets. For six (6) months after Closing, either Party may identify any asset or property that such Party reasonably believes is a Transferred Asset that was not transferred at Closing or an Excluded Asset that was transferred at Closing (each, an “Identified Asset”) and request in writing that such other Party promptly assign, transfer, convey or deliver such Identified Asset to such Party. Unless either Party contests in good faith the identification of such asset or property as a Transferred Asset or an Excluded Asset, as the case may be, within ten (10) Business Days of such written request by providing written notice thereof to the other Party and specifying in detail the basis for its objection (such notice, an “Dispute Notice”), such other Party shall promptly assign, transfer, convey or deliver such Identified Asset to the other Party, which from such time shall be deemed a Transferred Asset or an Excluded Asset, as the case may be, for all purposes of this Agreement. In the event that either Party contests in good faith the identification of an asset or property as Transferred Asset or an Excluded Asset, as the case may be, in accordance with the immediately preceding sentence of this Section 5.26, then the Parties shall reasonably cooperate with each other in the resolution of such dispute, and if such dispute is not resolved within 30 days of either Party providing an Dispute Notice, then the Parties shall submit such dispute to a Third Party arbitrator reasonably acceptable to each Party for binding resolution.

Section 5.27 BFN Irrevocable Offers. As promptly as practicable, but in no event later than the tenth (10th) Business Day after the date of this Agreement, Purchaser or a Foreign Acquisition Entity formed by Purchaser shall deliver the BFN Irrevocable Offers to each of the BFN Sellers. For the avoidance of doubt, the execution and delivery of the BFN Local Transfer Agreements shall not be a condition to, or delay, the Closing.

Section 5.28 Ancillary Agreements; Additional Commercial Agreements.

(a) After the date of this Agreement, Seller and Purchaser shall cooperate promptly and in good faith to finalize in definitive form each of the Ancillary Agreements on the terms and conditions set forth in the Exhibits hereto. With respect to each Ancillary Agreement for which the form of agreement is attached to this Agreement as an Exhibit, the definitive form of such Ancillary Agreement to be executed and delivered by the applicable parties thereto at Closing shall be in such form as attached to this Agreement, with only such ministerial additions, deletions and modifications as necessary to complete any missing terms contemplated by the form to be completed by the parties to the Ancillary Agreement or to correct any scrivener’s error in the form of Ancillary Agreement. With respect to each Ancillary Agreement for which a summary of principal terms or term sheet is attached to this Agreement as an Exhibit (each a “Term Sheet Agreement”), the definitive form of such Ancillary Agreement to be executed and delivered by the applicable parties at Closing shall be on the terms and conditions set forth in such Exhibit and shall contain such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law. Section 5.25(h) shall further apply to the preparation and negotiation of any Ancillary Agreements that are Real Property Closing Documents.

(b) After the date of this Agreement and prior to the Closing Date, at the request of Purchaser or Seller, respectively, Seller or Purchaser, respectively, shall discuss and negotiate in good faith with the requesting Party the terms and conditions proposed by the requesting Party of any commercial agreements (in addition to the Ancillary Agreements) for the supply of goods or services between the Seller Parties and Purchaser necessary to maintain the continuity of the operations of the Business and the Commercial Imaging Business following the Closing as a result of the separation of the Business and the Commercial Imaging Business pursuant to the Transactions (collectively, the “Additional Commercial Agreements”). Without limiting the generality of the foregoing, the Seller Parties and Purchaser acknowledge that the foregoing obligation is an obligation to discuss and negotiate in good faith and is not an obligation to enter into any proposed commercial agreement or to agree to any particular terms and conditions of any proposed commercial agreement.

(c) If the Parties are unable to reach agreement on a material term or condition of a Term Sheet Agreement (to the extent not already set forth in the Exhibit for such Term Sheet Agreement attached to this Agreement) or of an Additional Commercial Agreement, then each Party shall designate a senior executive or representative reasonably acceptable to the other Party to handle such dispute and the Parties shall cause such designees to meet as promptly as practicable and use their respective reasonable best efforts to resolve such dispute within a reasonable period of time. Any Additional Commercial Agreements shall be executed and delivered contemporaneously with the Closing, together with the other Ancillary Agreements.

Section 5.29 Certain Environmental Matters.

(a) Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

(i)	“2013 Estimated Emissions Allowances Shortfall” has the meaning set forth in Section 5.29(d)(ii).

(ii)	“Agreed Carbon Price” means the closing daily price for Emissions Trading Allowances specified by Point Carbon at www.pointcarbon.com in the Point Carbon EUA OTC spot prices;

(iii)	“CER” means a “CER” as defined in the Emissions Trading Directive and which may be used for compliance purposes in accordance with Article 11a(3)(a) and (b) of the Emissions Trading Directive, as amended from time to time.

(iv)	“Closing Estimated Reportable 2013 Emissions” means the total Reportable Emissions in respect of greenhouse gases from the Harrow Facility, for the period from 1 January 2013 to the Closing Date that is estimated by Seller acting as a reasonable and prudent operator and notified to Purchaser on the Closing Date.

(v)	“Closing Reportable 2013 Emissions” means the total Reportable Emissions in respect of greenhouse gases from the Harrow Facility, for the period from 1 January 2013 to the Closing Date (inclusive), as verified by the Independent Environmental Verifier.

(vi)	“ECHA” means the European Chemicals Agency and any replacement or successor thereof.

(vii)	“ERU” means an “ERU” as defined in the Emissions Trading Directive and which may be used for compliance purposes in accordance with Article 11a (3)(a) and (b) of the Emissions Trading Directive, as amended from time to time.

(viii)	“EU Credits” means CERs and ERUs.

(ix)	“EU ETS Registry Account” means Seller’s operator holding account in respect of the Harrow Facility within the Emissions Trading Registry for the UK with the account identification code UK-E-IN-11539;

(x)	“Emissions Trading Allowances” means “allowance” as defined in the Emissions Trading Directive.

(xi)	“Emissions Trading Directive” means Directive 2003/87/EC of the European Parliament and of the Council of 13 October 2003 (as amended by Directive 2004/101/EC, Directive 2008/101/EC, Regulation 219/2009 and Directive 2009/29/EC) establishing a scheme for greenhouse gas emissions allowance trading and amending Council Directive 96/61/EC.

(xii)	“Emissions Trading Registry” has the meaning given to “registry” in Regulation 2216/2004 of the Commission for a standardised and secured system of registries, as amended by Commission Regulation (EC) No 916/2007 of 31 July 2007 and Commission Regulation (EC) No 994/2008 of 8 October 2008 and Commission Regulation (EU) No 920/2010 of 7 October 2010 and Commission Regulation 1193/2011.

(xiii)	“GHG Permit” means GHG Permit number UK-E-IN-11539 relating to the Harrow Facility issued to KL under the GHG Regulations.

(xiv)	“GHG Regulations” means the Greenhouse Gas Emission Trading Scheme Regulations 2005.

(xv)	“Independent Environmental Verifier” means the environmental consultant, appointed jointly by Seller and Purchaser to verify the Closing Reportable 2013 Emissions.

(xvi)	“Legal Entity Change” means the object in REACH-IT which is to be used by Purchaser and KL to transfer the Substance Registrations from KL to Purchaser.

(xvii)	“REACH” means the Registration, Evaluation, Authorisation, and restriction of Chemicals Regulation (EC) No 1907/2006, as amended.

(xviii)	“REACH-IT” means the online function operated by the ECHA for the administration, updating and transference of responsibilities for Persons manufacturing or importing substances to which REACH relates.

(xix)	“Reportable 2012 Emissions” means the total Reportable Emissions in respect of greenhouse gases from the Harrow Facility, for the period from January 1, 2012 to December 31, 2012 (inclusive), as verified and accepted by the relevant Government Entity.

(xx)	“Reportable 2013 Emissions” means the total Reportable Emissions in respect of greenhouse gases from the Harrow Facility, for the period from January 1, 2013 to the Closing Date (inclusive), as verified by the Independent Environmental Verifier.

(xxi)	“Reportable Emissions” has the meaning given to it in the Greenhouse Gas Emissions Trading Regulations 2005.

(xxii)	“Substance Registrations” means the substance pre-registrations, registrations, notifications and inquiries under REACH listed with their unique identifier reference number in Section 5.29(a) of the Seller Disclosure Schedule, which are to be transferred from KL to Purchaser in accordance with this Section 5.29.

(xxiii)	“Total 2012 Emissions Trading Allowances” means a volume of Emissions Trading Allowances (and EU Credits up to the volume allowed for compliance by the Harrow Facility in relation to compliance year 2012 in accordance with the GHG Permit and GHG Regulations) equivalent to the Reportable 2012 Emissions.

(xxiv)	“Total 2013 Emissions Trading Allowances” means 29,445 Emissions Trading Allowances being the total Emissions Trading Allowances allocated to KL in respect of the Harrow Facility under the UK National Implementation Measures and the GHG Regulations for the compliance year of January 1, 2013 to December 31, 2013 (inclusive).

(b) Obligation of Seller and KL. Each of Seller and KL agree that KL shall:

(i)	use its reasonable best efforts to transfer the Substance Registrations to Purchaser and to cooperate with Purchaser to complete the Legal Entity Change to Purchaser for all Substance Registrations and provide all information reasonably required by Purchaser to complete such Legal Entity Change and associated processes;

(ii)	cooperate with the ECHA to ensure all information required by the ECHA for the Legal Entity Change is supplied in full and in accordance with any deadlines set by the ECHA;

(iii)	not transfer any Substance Registrations to any other Person; and

(iv)	ensure that to Seller’s Knowledge, all evidence provided to Purchaser and ECHA in relation to REACH, Substance Registrations and Legal Entity Change is correct, true and not misleading.

(c) Legal Entity Change Process.

(i)	Seller and KL agree that within ten (10) Business Days after the date of this Agreement, KL shall create a Legal Entity Change in REACH-IT along with all relevant evidence required by ECHA for the transfer of the Substance Registrations from KL to Purchaser and shall immediately communicate in writing to Purchaser that the Legal Entity Change has started and provide all relevant information reasonably required by Purchaser for it to evaluate the Legal Entity Change; Purchaser shall supply all information required of it by Seller to complete the Legal Entity Change.

(ii)	Purchaser shall review the Legal Entity Change and shall, within ten (10) Business Days of Seller providing the notice and information referred to in the immediately preceding clause (i), inform Seller of any changes to the Legal Entity Change it, in its sole discretion, requires.

(iii)	Where required by Purchaser under the immediately preceding clause (ii) to input changes to the Legal Entity Change and/or provide further information to Purchaser, Seller shall update the Legal Entity Change and/or provide such information as requested within ten (10) Business Days of Purchaser’s request.

(iv)	Subject to Purchaser’s satisfaction of the Legal Entity Change, Purchaser shall validate the Legal Entity Change.

(v)	Following receipt of an invoice from the ECHA by Purchaser, Purchaser shall pay any invoices associated with the Legal Entity Change detailed above, Purchaser shall promptly notify Seller in writing of the invoice amount and details for its payment to the ECHA.

(vi)	Purchaser shall confirm completion of the transfer of the Substance Registrations upon receipt of such confirmation from the ECHA.

(vii)	Should for any reason the Substance Registrations not transfer to Purchaser, Purchaser and Seller shall, in good faith, repeat the steps set out in clauses (i) through (vi) of this Section 5.2(c) until all Substance Registrations are transferred to the satisfaction of Purchaser.

(d) Harrow Facility Emissions Trading Allowances and Compliance with EU ETS.

(i)	Prior to Closing Seller shall fully comply with its 2012 compliance obligations under the GHG Permit and the GHG Regulations and ensure that the Total 2012 Emissions Trading Allowances are surrendered on or before 30 April 2013 to cover the Reportable 2012 Emissions.

(ii)	As at the Closing Date, Seller shall transfer to Purchaser the Total 2013 Emissions Trading Allowances plus, at no cost, a volume of Emissions Trading Allowances equivalent to the amount (if any) by which Closing Estimated Reportable 2013 Emissions exceed pro rata the proportion of the Total 2013 Emissions Trading Allowances for the same period (the “2013 Estimated Emissions Allowances Shortfall”).

(iii)	As soon as reasonably practicable after Closing, Seller shall provide to Purchaser and the Independent Environmental Verifier a statement of the amount of its actual Closing Reportable 2013 Emissions, such statement to be verified by the Independent Environmental Verifier.

(iv)	If the Closing Reportable 2013 Emissions differ from the Closing Estimated Reportable 2013 Emissions for the corresponding period by a factor of ten percent (10%) or more, the parties shall undertake an Emissions Trading Allowance adjustment, calculated in accordance with Section 5.29(e).

(e) Emissions Trading Allowance Adjustment. If:

(i)	the Closing Reportable 2013 Emissions exceed the Closing Estimated Reportable 2013 Emissions for the corresponding period, Seller shall at its option either:

(A)	transfer to Purchaser a volume of Emissions Trading Allowances equal to:

(1)	the amount by which the Closing Reportable 2013 Emissions exceed pro rata the proportion of the Total 2013 Emissions Trading Allowances for the same period, less

(2)	the 2013 Estimated Emissions Allowances Shortfall transferred to Purchaser on Closing, or

(B)	pay to Purchaser an amount equal to the financial value attributable to the same volume of Emissions Trading Allowances as calculated in accordance with clause (A) above multiplied by the Agreed Carbon Price on the date of notification referred to in Section 5.29(d)(iii);

(ii)	the Closing Reportable 2013 Emissions are less than the Closing Estimated Reportable 2013 Emissions for the corresponding period, Purchaser shall pay to Seller an amount equal to the financial value attributable to:

(A)	the 2013 Estimated Emissions Allowances Shortfall transferred to Purchaser on Closing, less

(B)	the amount (if any) by which the Closing Reportable 2013 Emissions exceed pro rata the proportion of the Total 2013 Emissions Trading Allowances for the same period,

multiplied by the Agreed Carbon Price on the date of notification referred to in Section 5.29(d)(iii).

(f) Any transfer of Emissions Trading Allowances or payment of equivalent financial value pursuant to Section 5.29(e) shall be made not later than ten (10) Business Days after the Closing Date; or the date of the opinion addressed to Purchaser and Seller by the Independent Environmental Verifier, whichever is the later.

(g) Seller and Purchaser shall co-operate with and execute (or procure the execution of) such forms and provide such information as the other shall reasonably require with a view to ensuring that the GHG Permit and the EU ETS Registry Account are transferred to Purchaser or Purchaser’s nominee on or as soon as reasonably practicable after the Closing Date.

(h) After Closing and pending transfer of the GHG Permit and the EU ETS Registry Account as provided for in Section 5.29(g), Seller shall carry out (or procure the carrying out of) all reasonable written requests of Purchaser at Purchaser’s expense with respect to the administration and operation of the EU ETS Registry Account.

(i) Other than pursuant to the aforesaid provisions of this Section 5.29, Seller and KL agree that they shall not after the date of this Agreement make any request to transfer and/or surrender any of the Total 2013 Emissions Trading Allowances from the EU ETS Registry Account.

Section 5.30 Structure of Sale of the Transferred Subsidiary.

(a) Structure of Sale. The Parties acknowledge that as of the date hereof they have agreed to structure the sale of the Business of the Transferred Subsidiary to Purchaser as the sale of the stock in the Transferred Subsidiary to Purchaser or one or more Purchaser Assigns but have not reached an understanding on how to deal with the assets related to the printhead refurbishment business and with the cash and cash items (in the total amount of $57.4 million, as of March 31, 2013) currently owned by the Transferred Subsidiary, which (notwithstanding Section 2.1(c)) are not part of the assets of the Business and were not taken into account in determining the Purchase Price for the Business (the “KWCL Cash”). The Parties shall negotiate in good faith to determine the structure of the transfer to Purchaser of the Business of the Transferred Subsidiary, including whether to structure it instead as a transfer or lease of the assets and assumption of the liabilities of the Transferred Subsidiary to and by Purchaser. The Parties acknowledge that the assets of the Transferred Subsidiary (other than the KWCL Cash) are an important part of the Business and shall be included in the transfer of the Business hereunder to Purchaser. The Parties agree that Purchaser will not be required to increase the Cash Price as a result of such structuring. The Parties also agree that in the event the Transfer of the Transferred Subsidiary is structured other than as a sale of the stock in the Transferred Subsidiary to Purchaser or one or more Purchaser Assigns and, as a result, Purchaser or such Purchaser Assign is to bear more Transfer Taxes (other than Recoupable Transfer Taxes) (“Additional Transfer Taxes”), the Transferred Subsidiary shall reimburse the Purchaser Assigns in RMB for the Additional Transfer Taxes. The Parties further agree that in structuring this transfer, Seller shall be entitled to retain the benefit of the KWCL Cash and that the Purchase Price and the Purchase Price Allocation Schedule did not take the printhead refurbishment assets and the KWCL Cash into account. If it is agreed that the land and building that is part of the Business will be leased to the Purchaser or one or more Purchaser Assigns, the Parties agree that the purchase price allocated to KWCL and to Seller may be adjusted to reflect such change, but that the overall Purchase Price will not change. To the extent that it is agreed to structure the transfer of the Transferred Subsidiary other than as a sale of the stock in the Transferred Subsidiary to Purchaser or one or more Purchaser Assigns, subject to the foregoing provisions relating to Transfer Taxes, the provisions of this Agreement with respect to the transfer of the Transferred Assets and Assumed Liabilities will apply mutatis mutandis to the transferred assets and assumed liabilities of the Transferred Subsidiary, and the special provisions in Article VI and Section 6.5(b) applicable only to the Transferred Subsidiary and Section 6.1(a) shall not apply (and, instead, the other provisions of such Article VI shall apply).

(b) Tax Filings in the PRC. The Parties shall cooperate and negotiate in good faith before the Closing Date commercially reasonable time frames for making any applicable Tax payments to the Chinese Tax Authorities and for filing any applicable Tax returns with the Chinese Tax Authorities with respect to the Transferred Subsidiary.

Article VI

TAX MATTERS

Section 6.1 Transfer Taxes.

(a) All applicable Transfer Taxes that are not Recoupable Transfer Taxes and that may be imposed upon (or payable, collectible or incurred in connection with) this Agreement, the Transactions or the execution of any of the Ancillary Agreements (unless otherwise provided in the Ancillary Agreement) shall be borne one-half by the Seller Parties, on the one hand, and one-half by Purchaser, on the other hand.

(b) Any Recoupable Transfer Tax shall be borne solely by Purchaser and if such Tax is required by applicable Law to be accounted for by a Seller Party, Purchaser shall pay the amount of such Tax to such Seller Party on the later of the day one Business Day before the last day on which the Seller Party can account for that Tax to the Tax Authority without giving rise to a charge to interest or penalties and five (5) Business Days after the relevant Seller Party has provided to Purchaser all relevant invoices or other relevant documentation which are required by applicable Law in order to claim a refund, credit or recoupment in respect of such Recoupable Transfer Tax. If any such invoices or documentation are to be provided by the relevant Seller Party, Seller shall provide or cause the Seller Party to provide any such invoices and documentation within the time period required by applicable Law.

(c) The Seller Parties and Purchaser shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any Transfer Taxes addressed in Sections 6.1(a) and (b) including taking any steps reasonably necessary (which, for the avoidance of doubt, shall not include any action that would impose any unreimbursed cost, loss or Liability on the Seller Parties or transferring any additional assets or providing additional services (other than assistance in dealing with a Tax Authority) which are not contemplated by this Agreement or the Ancillary Agreements) to ensure that, where possible, the transfer of any parts of the Business are treated as a transfer of a going concern for value added tax purposes. Each Transfer Tax Return shall be prepared by the Party that has primary responsibility for filing such Transfer Tax Return pursuant to the applicable Tax Laws. Any Transfer Tax Returns prepared by either Purchaser or Seller Parties pursuant to this Section 6.1(c) (along with such information as will enable the other Party to review such Transfer Tax Returns) shall be provided to the relevant Party at least 20 Business Days before such Transfer Tax Returns are due to be filed or such shorter period as is reasonable after the end of the period to which the Tax Return relates having regard to the date on which the Tax Return is due to be filed (taking into account any extensions received from the relevant Tax Authorities) if the other Party is or may be accountable for any part of such Transfer Tax filed vis-à-vis the Party responsible for the filing. Purchaser and the Seller Parties shall be entitled to comment on any Transfer Tax Return prepared by the other Party prior to making any payment in respect thereof, such comments to be provided at least 13 Business Days (or such shorter period as is reasonable having regard to the date on which the Tax Return is due to be filed) before such Transfer Tax Returns are due to be filed, and in the event of disagreement on the relevant Tax Return between the Parties, a mutually agreed upon independent internationally recognized accounting firm will be retained to resolve solely any issue in dispute as promptly as possible. To the extent there are still disagreements between the Parties on the due date for filing the Tax Return, the Person responsible for filing the Tax Return shall file it based on what it considers to be the correct reporting, and if the determination of the independent accounting firm (or any agreement between the Parties) is inconsistent with the filed Tax Return, the Parties agree to file an amended return reflecting such determination or agreement. If Purchaser pays any amount in respect of value added tax to a Seller Party and the Tax Authority confirms that all or part of it was not properly chargeable, the Seller Party must repay the amount or relevant part of it to Purchaser. The Seller Party must make the repayment promptly after the confirmation, unless it has already accounted to the Tax Authority for the VAT. In those circumstances, the Seller Party must apply for a refund of the VAT (plus any interest payable by the Tax Authority), use its reasonable endeavours to obtain it as quickly as practicable, and pay to Purchaser the amount of the refund and any interest less any tax on the Seller Party in respect of such interest when and to the extent received from the Tax Authority.

Section 6.2 Withholding Taxes. (a) To the extent that Purchaser is required under the Code or any provision of U.S. state or local, or non-U.S. Law to deduct and withhold Taxes on any payment hereunder, Purchaser shall withhold and deduct from the Cash Price such required Tax withholdings, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deductions and withholdings were made. Purchaser shall promptly remit any withheld amounts to the appropriate Tax Authority and shall promptly provide Seller with a receipt or some other form of reasonable evidence of such remittance. The Parties shall use commercially reasonable efforts and shall cooperate in good faith to determine and reduce the amount of withholding Taxes imposed on the transaction, including the provision by Seller or Seller Parties to Purchaser of any reasonable form necessary for that purpose. Seller shall promptly provide Purchaser with any information reasonably requested by Purchaser in order to determine the amount of tax (if any) required by Law to be withheld by Purchaser or its Affiliates from the Purchase Price.

(b) No later than 45 days after the date hereof (provided that Seller has complied with the last sentence of Section 6.2(a)), Purchaser shall provide Seller with a reasonably detailed good faith estimate (the “Withholding Tax Estimate”) of all withholding Taxes required to be withheld from the Purchase Price. Seller and Purchaser agree to consult and try to resolve in good faith any disputes related to such estimate. For the avoidance of doubt, however, the rights and obligations of the Parties pursuant to Section 6.2(a) shall not be affected by the existence or amount of any inaccuracy in such estimate. In case the Parties are unable to reach an understanding on the amount of withholding tax, and there is a subsequent determination (as defined in Section 1313 of the Code, or any other similar Law) that any amount of tax should not have been withheld by Purchaser or its Affiliates, Purchaser shall be responsible to indemnify the Seller Parties for any reasonable out of pocket costs incurred by the Seller Parties in obtaining such determination (but only to the extent of the amount of such costs allocable to the withholding tax that was disputed between the Parties).

Section 6.3 Proration of Certain Taxes.

(a) All real and personal property Taxes or similar ad valorem Taxes (other than Transfer Taxes) levied with respect to the Transferred Assets for any taxable period that includes the Closing Date and ends after the Closing Date (a “Straddle Period”), whether imposed or assessed before or after the Closing Date, shall be allocated ratably to the period that ends on and includes the Closing Date (which shall be the responsibility of Seller), and the period that begins after the Closing Date (which shall be the responsibility of Purchaser) based on the number of days in the Straddle Period that are included in each period. All other Taxes (other than Taxes allocated under Section 6.1 and Taxes specially allocated under Sections 6.3(b) and (c)), shall be determined on a closing of the books method, as through the taxable period terminated at Closing, and allocated to Seller to the extent attributable to a pre-Closing period and to Purchaser to the extent attributable to a post-Closing period. Seller shall have the responsibility to file and remit any Tax Returns with respect to any Pre-Closing Taxable Period and Purchaser shall have the responsibility to file and remit any Tax Return with respect to a Straddle Period and the Party responsible for filing such Tax Return shall provide a copy of the Tax Return to the other Party for approval at least 20 days in advance of the due date for the filing and remitting of any Taxes due thereon if the other Party is or may be accountable for any part of such Tax filed or remitted vis-à-vis the Party responsible for the filing or remission in accordance with this Section 6.3(a). The Parties shall not unreasonably withhold their approval with respect to any such required Tax Returns.

(b) With respect to all invoices for accounts receivables issued by a Seller Party prior to the Closing and all invoices for accounts payable received by a Seller Party prior to the Closing, the Seller Party shall retain the legal obligation to report and make any related payments to the relevant Tax Authorities for the related value added Tax outputs and value added Tax inputs. With respect to all such invoices for accounts receivable and invoices for accounts payable that are transferred to or assumed by Purchaser pursuant to this Agreement or any Ancillary Agreement, the parties recognize that Purchaser will be collecting the related value added Tax outputs from the customers and making payment of the related value added Tax inputs to the vendors. Accordingly, 30 days following the Closing, and every 30 days thereafter, the parties shall determine the net amount received or net amount paid by Purchaser in respect of such value added Tax outputs and value added Tax inputs, and if there is a net amount received, Purchaser shall pay that amount to Seller, and if there is a net amount paid, Seller shall pay that amount to Purchaser. It is the intent of this Section 6.3(b) that neither Seller nor Purchaser is economically benefitted or economically disadvantaged as a result of the value added Tax components of accounts receivables and account payables that relate to invoices issued prior to the Closing but which are collected or satisfied following the Closing.

(c) The Parties will apply principles similar to those in Section 6.3(b) in the case of any other similar Taxes (including sales Taxes) that are (i) the legal obligation of a Seller Party but that are components of accounts receivable or (ii) creditable or refundable to Seller but that are components of accounts payable that are transferred to or assumed by Purchaser, in each case, pursuant to this Agreement or any Ancillary Agreement and that would be collected or satisfied following the Closing. To avoid double counting, following the determination of the Closing Adjusted Working Capital and the Reference Adjusted Working Capital under Section 2.6(f), such adjustments shall be made to any payments made under 6.3(b) and 6.3(c) so as to take into account the net cash effect of the embedded amounts of indirect Taxes (of the type subject to netting under Sections 6.3(b) and 6.3(c)) which are included in the calculation of the payment under Section 2.6(f).

Section 6.4 Allocation of the Purchase Price.

(a) For all purposes, the Purchase Price shall be allocated among the Seller Parties in accordance with Section 6.4(a) of the Seller Disclosure Schedule (the “Purchase Price Allocation Schedule”), or as Purchaser and Seller may otherwise reasonably agree.

(b) No later than 120 days after the Closing Date, Purchaser shall prepare in good faith and shall deliver to Seller a schedule, prepared consistently with the Purchase Price Allocation Schedule and the working capital adjustment, allocating the Purchase Price and the Assumed Liabilities as of the Closing Date to the Seller Parties and to the Transferred Assets and the Trademark License Agreements (the “Initial Allocation”). Purchaser shall promptly provide Seller with any reasonably requested information requested by Seller for purposes of reviewing the Initial Allocation. Except as set forth below, the Initial Allocation shall become final and be binding upon Purchaser and the Seller Parties for all purposes of Tax reporting, provided, however, that if Seller disagrees with the Initial Allocation and Seller notifies Purchaser in writing of its disagreements within 60 days after having received the Initial Allocation, such Initial Allocation shall not become final and Seller and Purchaser agree to consult and resolve in good faith any disputed item. In the event the Parties are unable to resolve any such dispute within 30 days (or such other period as mutually agreed by the Parties) following the written notice to Purchaser of Seller’s objection, a mutually agreed upon independent nationally recognized accounting firm will be retained to resolve solely any issue in dispute as promptly as possible by deciding whether the valuation and related allocation of Purchaser or Seller is more consistent with applicable Law, and the determination of such firm shall be final with respect to such disputed issues. Purchaser and Seller shall then be bound by the Initial Allocation as adjusted to reflect the determination of such independent accounting firm and shall bear equally all costs of the independent accounting firm (the Initial Allocation, as finally determined under this Section 6.4(b), the “Final Allocation”).

(c) The Initial Allocation and the Final Allocation shall be prepared in accordance with Section 1060 of the Code and any similar applicable foreign law. Any Assumed Liabilities shall be allocated to the Seller Party whose liability was assumed. The Initial Allocation and the Final Allocation shall be adjusted to reflect any changes in the Purchase Price and the Assumed Liabilities (including as a result of the payment of any indemnity or the working capital adjustment) under the principles set forth above. Notwithstanding anything else herein to the contrary, if a different allocation is required by the Bankruptcy Court, then the Initial Allocation and Final Allocation shall be modified as necessary to be consistent with such different allocation.

(d) Except as otherwise required by any determination (as defined under Section 1313 of the Code or similar provision of applicable law), the Parties agree (i) to be bound by the Final Allocation, and (ii) to act in accordance with the allocations contained in such Final Allocation for all purposes relating to Taxes and Transfer Taxes addressed in Section 6.1, including the preparation and filing of any Tax Returns and paying any Tax due thereon. The Parties acknowledge that some Transfer Tax Returns may be required to be filed prior to the determination of the Final Allocation. Therefore, if any Transfer Tax Return is required to be filed before the Final Allocation has been determined, the Parties agree to prepare and file such Tax Return consistently with the Purchase Price Allocation Schedule and to negotiate in good faith the amount of the Purchase Price and Assumed Liabilities (if relevant) allocated to each asset subject to Transfer Taxes. If, as of the due date for filing the Transfer Tax Return, any disagreements exist between the Parties on the amount that should be allocated to the relevant assets, the party responsible under law to file such Tax Return shall prepare such Tax Return consistently with what it considers to be the correct allocation, and to the extent that the Final Allocation is inconsistent with such allocation, to thereafter file amended Transfer Tax Returns consistent with the Final Allocation.

Section 6.5 Tax Indemnity.

(a) Except as otherwise provided in this Article VI, (i) Seller shall be liable for, and shall indemnify Purchaser and the Transferred Subsidiary against and hold them harmless from, (A) all (I) Taxes of the Transferred Subsidiary (including any such liability imposed on the Transferred Subsidiary by virtue of being a member of an affiliated group that includes Seller and any Taxes arising as a result of the separation from any such affiliated group), and (II) Taxes of any kind relating to the Transferred Assets and the conduct or operation of the Business, in each case, for all Tax periods or portions thereof ending on or before the Closing Date, including any Straddle Period for which Seller is allocated a tax liability, (B) Taxes of the Seller Parties for any period that are not related to the Transferred Assets or the conduct or operation of the Business, and (C) Transfer Taxes that are the responsibility of the Seller Parties pursuant to Section 6.1 and (ii) Purchaser shall be liable for, and shall indemnify Seller and the Other Sellers against and hold them harmless from, (A) all (I) Taxes of the Transferred Subsidiary and (II) Taxes relating to the Transferred Assets or the conduct or operation of the Business, in each case, for all Tax periods or portions thereof beginning after the Closing Date and (B) Transfer Taxes that are the responsibility of Purchaser pursuant to Section 6.1. The apportionment of Taxes for Straddle Periods shall be governed by Section 6.3. For the avoidance of doubt, transactions outside the ordinary course of business that occur on the Closing Date but after the Closing shall be treated for purposes of this Section 6.5 as occurring on the day immediately following the Closing Day. A Party shall not be required to pay the other Party an indemnity under this Section to the extent of Losses to such other Party or any of its Affiliates that were caused or increased by any action of such other Party or any of its Affiliates.

(b) Notwithstanding anything else to the contrary herein, (i) the current Taxes of the Transferred Subsidiary shall not be excluded from “Current Liabilities”, and the current Tax assets of the Transferred Subsidiary shall not be excluded from “Current Assets”, (ii) Seller and the Other Sellers shall not be responsible for any liability, accrual or reserve for Taxes that are Current Liabilities of the Transferred Subsidiary or Taxes that accrued after December 31,

2012, except for any Taxes of the Transferred Subsidiary which arise outside the ordinary course of business of such Transferred Subsidiary between December 31, 2012 and the Closing Date and (iii) Section 6.3(b) shall not apply to any value added taxes (and similar other taxes) of the Transferred Subsidiary (for the avoidance of doubt, after Closing, the Transferred Subsidiary and Purchaser shall be entitled to any value added tax collected from the customers and responsible for any value added tax paid to vendors, and shall be solely responsible to pay the Tax Authorities the value added tax taken into account in Current Liabilities and retain any credit or refund for value added taxes taken into account in Current Assets). For the avoidance of doubt, nothing in this Section 6.5(b) shall relieve Seller of its obligation under Section 6.5(a) to indemnify Purchaser for any Taxes of a Transferred Subsidiary for Taxable periods or portions thereof ending on or before December 31, 2012 and that do not appear on the Balance Sheet of The Transferred Subsidiary as of December 31, 2012 or for any Taxes of the Transferred Subsidiary which arise outside the ordinary course of business of such Transferred Subsidiary between December 31, 2012 and the Closing Date. Likewise, Purchaser shall promptly pay Seller any amount of refund of Taxes (or credit or offset against Taxes) in respect of Tax periods or portions thereof ending on or before December 31, 2012 that is received by a Transferred Subsidiary.

Section 6.6 Contests; Assistance and Cooperation. Purchaser and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, the Transferred Assets and the Transferred Subsidiary (including access to books and records, employees, contractors and representatives) as is reasonably necessary for the filing of all Tax Returns (including, if applicable, full details of any capital goods to be transferred to Purchaser, the input VAT on which could be subject to adjustment in accordance with the provisions of any Law requiring adjustments to the deduction of input VAT on capital goods, the dates and amounts of input VAT recovered in respect of these assets and the relevant VAT correction periods), the making of any election related to Taxes, the preparation for any audit by any Tax Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax; provided, however, that if such requested information is contained within a document containing any unrelated information, only portions pertaining to such relevant information shall be furnished. The requesting party shall pay the other party any reasonable Third Party out-of-pocket costs incurred by the other party in providing such assistance. For the avoidance of doubt, nothing herein shall give Purchaser or Seller the right to see any consolidated or combined Tax Return that includes any Seller Party or Purchaser or any information unrelated to the Business or the Transferred Assets or the Transferred Subsidiary. After the Closing Date, each Party shall cooperate fully with the other Party in preparing for any audits of, or disputes with Tax Authorities regarding, any Tax Returns and payments in respect thereof that may materially adversely affect the other Party.

Section 6.7 Termination of Tax Allocation Agreements. Any Tax allocation or sharing agreement or similar arrangement, whether or not written, that may have been entered into by Seller or any of its Subsidiaries, on the one hand, and the Transferred Subsidiary, on the other hand, shall be settled and/or terminated as to the Transferred Subsidiary as of the day prior to the Closing Date, and no payments which are owed by or to the Transferred Subsidiary pursuant thereto shall be made thereafter. After the Closing Date, neither the Transferred Subsidiary, on the one hand, nor Seller and its Subsidiaries (excluding the Transferred Subsidiary), on the other hand, shall have any further rights or liabilities thereunder with respect to the other party or parties.

Section 6.8 No Tax Elections. Purchaser shall not make, and agrees to prevent the Transferred Subsidiary from making, any election pursuant to Section 338(g) of the Code or any similar provision of non-U.S. Law with respect to the Transferred Subsidiary without the written consent of Seller.

Section 6.9 Purchase Price Adjustment. The Parties agree that any indemnity payment made under this Agreement and any payment made under Section 2.6 or Section 2.7 shall be treated as an adjustment to the Purchase Price unless otherwise required by Law.

Article VII

EMPLOYMENT MATTERS

Section 7.1 Employment Obligations.

(a) Employment Terms.

(i)	Where and to the extent that the transfer of the Business will constitute the transfer of an undertaking or business for the purposes of the Acquired Rights or the Employees are employees of the Transferred Subsidiary, and in either case the employment of the Employees will automatically transfer to Purchaser or one of its Affiliates, the employment of such Employees shall not be terminated upon the Closing and the rights, powers, duties, liabilities and obligations of any Seller Party to or in respect of such employees in respect of any contract of employment with such employees in force immediately before the Closing shall be transferred to Purchaser and/or one of its Affiliates in accordance with the Acquired Rights or local employment or other Laws (including, if applicable, in accordance with the requirements of any applicable works council or other employee body agreement).

(ii)

To the extent that Acquired Rights or the local employment or other Laws do not provide for the automatic transfer of employees upon the transfer of a business or part of a business as a going concern (or in any jurisdiction where the Acquired Rights or local employment or other Laws do provide for the automatic transfer of employees upon the transfer of a business or part of a business as a going concern but for any reason any Employee does not transfer automatically by operation of law or upon the transfer of the Transferred Subsidiary), Purchaser shall, or shall cause one of its Affiliates to, within a reasonable number of Business Days determined by the Parties in good faith prior to the Closing Date (or within the period of time required by local Law), offer employment in writing to each Employee, and Purchaser and its Affiliates shall allow each such Employee no less than five (5) Business Days (or the period of time required by local Law) to consider such offer and shall notify Seller promptly (and in any event prior to Closing) whether each such offer has been accepted, rejected, remains outstanding or has not yet been issued because local Law requires otherwise. Each offer of employment made by Purchaser or one of its Affiliates pursuant to this Section 7.1(a)(ii) shall (1) be contingent on the Closing, (2) be contingent on such Employee entering into restrictive covenants comparable to those restrictive covenants that are in force immediately before the Closing between such Employee and any Seller Party, (3) be made in a manner consistent with applicable Law and provide for employment commencing on the Closing Date (or, if applicable, the Deferred Employee Transfer Date), or, if such Employee is an STD Employee, on the later of the Closing Date (or, if applicable, the Deferred Employee Transfer Date) and the date that such Employee returns to active service in accordance with the terms of such Employee’s leave unless otherwise required by applicable Law (such Closing Date, Deferred Employee Transfer Date or, with respect to an STD Employee, date of return to active service or other date required by applicable Law, the “Effective Hire Date”) and (4) provide for employment on the Minimum Terms and Conditions of Employment commencing on the Effective Hire Date; provided, that this Section 7.1(a)(ii)(4) shall not apply to the Selected Employees; and provided, further, that Purchaser and its Affiliates shall have no obligation to offer employment to or hire any such STD Employee who does not return to active service prior to the six (6) month anniversary of the Closing Date (or, if applicable, the Deferred Employee Transfer Date) unless otherwise required by applicable Law. Seller shall retain all Liabilities related to any STD Employees unless and until such STD Employee commences employment with Purchaser or one of its Affiliates, at which time such STD Employee shall be treated as a Transferred Employee.

(iii)

Purchaser and Seller shall each provide the other Party with information reasonably requested to verify that offers of employment are in compliance with Section 7.1(a)(ii) (to the extent that Purchaser is required to make offers of employment under Section 7.1(a)(ii)). As often as the Parties deem necessary in good faith, but in no case later than five (5) Business Days prior to the Closing Date, Seller, in consultation with, and subject to final approval by, Purchaser, will update

Sections 1.1(t)(i) and 1.1(t)(ii) of the Seller Disclosure Schedule to reflect changes prior to the Closing Date on account of (i) new hires to fill the open positions set forth in Section 5.7(xiv) of the Seller Disclosure Schedule, (ii) attrition among the Employees, (iii) minor changes intended to correct good faith errors or omissions by Seller in determining which employees are Employees and (iv) any other change as mutually agreed on in good faith by Seller and Purchaser. Five (5) Business Days prior to the Closing Date, Seller shall provide to the Purchaser (x) a final version of Sections 1.1(t)(i) and 1.1(t)(ii) of the Seller Disclosure Schedule setting forth all of the Employees and (y) a list of any Employee who is an STD Employee. For the avoidance of doubt, any action or obligation to be taken by Purchaser or any of its Affiliates in connection with the Closing shall be with respect to the Employees set forth in the final versions of Sections 1.1(t)(i) and 1.1(t)(ii) of the Seller Disclosure Schedule provided pursuant to the immediately preceding sentence; provided, however, that where applicable local Laws preclude Purchaser from satisfying its obligations under Section 7.1 upon Closing, Purchaser shall be entitled to satisfy its obligations by such later date as required by applicable local Laws.

(iv)	As soon as practicable after the date of this Agreement, but in no case later than thirty (30) Business Days before the Closing Date, Seller shall provide, or cause to be provided, to Purchaser (i) any information, on an individualized basis for each Employee (if, in the reasonable good faith judgment of Purchaser, individualized information is required to satisfy Purchaser’s obligations under this Section 7.1), on the terms and conditions of employment that is necessary for Purchaser to determine the Minimum Terms and Conditions of Employment of the Transferred Employees and (ii) a list of each Employee who participates in a Transferred Employee Plan, including identification of such Transferred Employee Plan. As often as the Parties deem necessary in good faith, but in no case later than five (5) Business Days prior to the Closing Date, Seller, in consultation with Purchaser, will provide updated information described in this Section 7.1(a)(iv). Five (5) Business Days prior to the Closing Date, Seller shall provide to the Purchaser a final version of the information described in this Section 7.1(a)(iv) concerning all Employees on the final versions of Sections 1.1(t)(i) and 1.1(t)(ii) of the Seller Disclosure Schedule.

(v)	Except as may be required by applicable Law or this Article VII, as of the Effective Hire Date and through the 12 month period following the Effective Hire Date (such period, the

“Continuation Period”), the employment of Transferred Employees (other than the Selected Employees) shall be on the Minimum Terms and Conditions of Employment; provided, however, that Purchaser may in its sole discretion decide to provide certain Employees with more favorable terms and conditions of employment than the Minimum Terms and Conditions of Employment. Notwithstanding the foregoing, with respect to any Employee who transfers in accordance with the Acquired Rights, Purchaser shall maintain the terms and conditions of employment, compensation and benefits and working conditions in accordance with the Acquired Rights to the extent required by Law.

(vi)	The Parties agree to the rights and obligations set forth on Section 7.1(a)(vi) of the Seller Disclosure Schedule with respect to the Selected Employees.

(vii)	Effective at Closing (or, if applicable, the Deferred Employee Transfer Date), the Seller Parties shall waive all applicable non-competes and non-solicits as to Purchaser concerning the Transferred Employees.

(viii)	Purchaser shall, or shall cause its Affiliates to, pay the Selected Compensation Payments to each eligible Transferred Employee who, immediately prior to the Closing Date, participated in and qualified for such Selected Compensation Payments under the Seller Employee Plans listed on Section 1.1(k) of the Seller Disclosure Schedule. Such payment shall be made in accordance with the terms and conditions of the applicable Seller Employee Plan listed on Section 1.1(k) of the Seller Disclosure Schedule. Seller shall provide Purchaser with true and correct copies of each Seller Employee Plan listed on Section 1.1(k) of the Seller Disclosure Schedule prior to the Closing Date.

(b) Employee Benefits.

(i)

After the date of this Agreement, Seller and Purchaser shall cooperate promptly and in good faith in preparing the transition of the Transferred Employees as applicable from coverage under Seller Employee Plans to coverage under the Purchaser Employee Plans effective as of the Transferred Employee’s Effective Hire Date. Except as required by applicable Law and as otherwise provided in this Article VII or in Section 5.12(a), as of the applicable Effective Hire Date, the Transferred Employees shall cease to accrue further benefits under the Seller Employee Plans (other than the Seller Employee Plans maintained by the Transferred Subsidiary) and shall commence participation in the Purchaser Employee Plans, subject to the terms and conditions of such Purchaser Employee Plans.

(ii)	Notwithstanding anything to the contrary in this Agreement, Purchaser or one of its Affiliates shall, during the Continuation Period, maintain for the benefit of each Transferred Employee a severance or termination arrangement no less favorable than the severance or termination arrangement provided immediately prior to the applicable Effective Hire Date to such Transferred Employee by the Seller Party that previously employed such Transferred Employee.

(iii)	Seller shall remain liable and retain responsibility for, and continue to pay in accordance with the terms of the applicable plans, all medical, life insurance and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred by such Transferred Employee (or his or her covered dependents) on or prior to the applicable Effective Hire Date, and shall remain liable for workers compensation claims (including medical, disability, permanency and expense claims) incurred by any Transferred Employee prior to the Effective Hire Date. Purchaser shall be liable and responsible for all expenses and benefits with respect to medical, life insurance and other welfare plan claims incurred by each Transferred Employee (or his or her covered dependents) on or after the applicable Effective Hire Date. For purposes of this Section 7.1(b)(iii), a claim is deemed incurred: in the case of medical or dental benefits, when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; in the case of accidental death and dismemberment or workers compensation claims, when the event giving rise to the claim occurs; and in the case of a claim that results in a hospital admission, on the date of admission.

(iv)

Each Transferred Employee (and their eligible dependents, as applicable) shall be eligible, effective as of the relevant Effective Hire Date and during the Continuation Period, to participate in and accrue benefits under the Purchaser Employee Plans on terms and conditions determined by Purchaser in accordance with the Minimum Terms and Conditions of Employment (unless otherwise required by applicable Law), as applicable. With respect to any Purchaser Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA or would be considered a “welfare benefit plan” if it were subject to ERISA, Purchaser shall, or shall cause its Affiliates to, (A) waive, to the extent waived under the comparable Seller Employee Plan, any eligibility periods, waiting periods, actively at work requirements and evidence of insurability or pre-existing condition limitations with respect to participation and coverage requirements and (B) make commercially reasonable efforts to cause such plans to honor any deductibles, co-payments, co-insurance or out-of-pocket expenses paid or incurred by any Transferred Employee (and his or her covered dependents) under comparable Seller Employee Plans during the portion of the applicable Purchaser Employee Plan year in which the applicable Effective Hire Date occurs.

(v)	The Transferred Employees shall be given credit for all service with any of the Seller Parties (and their respective predecessors), to the same extent as such service was credited for such purposes by any Seller Party, under each Purchaser Employee Plan in which such Transferred Employees are eligible to participate, effective as of the applicable Effective Hire Date for all purposes, including (A) eligibility to participate, eligibility for early retirement, vesting and benefit accrual (including, but not limited to, long service leave accruals in Australia, vacation and severance benefits); provided, that such service credit shall not be given (1) for purposes of benefit accrual under any Purchaser Employee Plan, other than a Transferred Employee Plan, that is a defined benefit pension plan, except as otherwise required by Law, or (2) to the extent that such service credit would result in a duplication of benefits, and (B) to the extent applicable to any non-U.S. Transferred Employees, seniority. For purposes of this paragraph a “pension plan” means only a retirement or termination plan that meets the definition of a “defined benefit pension plan” within the meaning of FAS87.

(vi)

In the event that accrued and unused vacation days are not required by applicable Law to be paid out upon termination by the Seller Parties, Purchaser shall assume, honor and be responsible for any Liabilities in respect of all unused vacation days that are due and owing to the Transferred Employees (including, for the avoidance of doubt, both annual eligibility and carryover vacation days) as of their applicable Effective Hire Date, and Purchaser shall permit, or cause its relevant Affiliate to permit, the Transferred Employees to use such vacation days during the year in which the Closing occurs in accordance with Seller vacation policies in effect as of the Closing Date. During the year following the year in which the Closing occurs, each Transferred Employee (save where the Acquired Rights or other applicable Law provide otherwise) will be entitled to vacation under Purchaser’s vacation policies on terms determined by Purchaser in accordance with the

Minimum Terms and Conditions of Employment (unless otherwise required by applicable Law), as applicable; provided that, each Transferred Employee will be permitted to carryover from the year in which the Closing occurs into the year immediately following the year in which the Closing occurs (or, at Purchaser’s election, be paid out by Purchaser for) such number of unused vacation days that the Transferred Employee would have been permitted to carryover under Seller’s vacation policy applicable to such Transferred Employee immediately prior to the Closing.

(vii)	Seller shall be solely responsible for providing or discharging any and all notifications, benefits and liabilities to the Transferred Employees and any governmental authorities that are required by the WARN Act with respect to relocations, plant closings or terminations of employment, if applicable, that occur on or prior to the Closing (including all technical terminations of the Transferred Employees resulting from the Closing as may be required under applicable Law) and with respect to any Employee who does not become a Transferred Employee regardless of the date of such termination, provided that Purchaser has satisfied its obligations as set out in this Article VII, and Purchaser shall be solely responsible for any and all such matters that occur after the Closing. For purposes of this Section 7.1(b)(vii), a mass layoff shall be deemed to occur after the Closing if the mass layoff would not have occurred but for Purchaser’s failure to offer to employ the Transferred Employees in accordance with the terms of this Article VII; provided, that Seller has timely provided Purchaser with all information necessary for Purchaser to satisfy its obligations under this Article VII. The Parties shall cooperate in preparing and distributing any notices that Purchaser may desire to provide prior to the Closing in connection with actions by Purchaser after the Closing that would result in a notice requirement under the WARN Act.

(viii)

Purchaser shall be solely responsible for satisfying the continuation coverage requirements of COBRA, Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder (and any liability arising from the actions or inactions of Purchaser or its Affiliates with respect to such coverage) for all Transferred Employees who are “M&A qualified beneficiaries”, as such term is defined in Treasury Regulation Section 54.4980B-9, after the Closing Date. Seller shall be solely responsible for providing all Employees (and their dependents) with any notices required by COBRA with respect to any qualifying events that occur on or prior to the

Closing Date and retain all obligations with respect to the continuation coverage requirements of COBRA, Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder for all Employees who do not become Transferred Employees; provided that the Transferred Subsidiary and Purchaser shall be liable for all obligations under COBRA in respect of current and former employees of the Transferred Subsidiary whether arising before, on or after the Closing Date under any Seller Employee Plans maintained by the Transferred Subsidiary.

(ix)	Neither Section 7.1(a) nor this Section 7.1(b) restricts the right of Purchaser to terminate the employment of any Transferred Employee after the Closing or, except as expressly provided in Section 7.1(a) or this Section 7.1(b) or as required by applicable Law, to modify the terms and conditions of employment applicable to any Transferred Employee after the Closing; provided that, to the extent that Seller has timely provided Purchaser with all information reasonably necessary for Purchaser to satisfy its obligations under this Article VII, Purchaser shall be solely responsible for, and shall indemnify and hold Seller harmless from all Liabilities related to, any such termination or modification after the Closing (including, for the avoidance of doubt, any change in the terms or conditions of employment of an Employee who will transfer in accordance with the Acquired Rights). In addition, nothing contained in this Agreement, express or implied, shall (i) be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) give any Third Party any right to enforce the provisions of this Article VII.

(c) Defined Contribution Pension Plans.

(i)

Effective as of the Closing Date, or as promptly thereafter as may be administratively practicable, Purchaser shall cause a Purchaser Employee Plan that is intended to be a U.S. tax-qualified defined contribution pension plan (the “Purchaser U.S. Pension Replacement Plan”) to accept the enrollment of the Transferred Employees who participated in any of Seller’s U.S. tax-qualified defined contribution or defined benefit pension plans immediately prior to the Closing Date. Purchaser shall take all reasonable steps necessary to permit each Transferred Employee, if any, who shall receive an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from any of Seller’s U.S. tax-qualified defined contribution or defined benefit pension plans to rollover such eligible rollover distribution, including any associated loan of cash as part of any lump sum distribution to the extent permitted by the applicable Seller plan and applicable Law, into an account under a Purchaser U.S. Pension Replacement Plan as of the Closing Date (or, if applicable, the Deferred Employee Transfer Date), or as promptly thereafter as may be administratively practicable.

(ii)	Effective as of the Closing Date, or as promptly thereafter as may be administratively practicable, and except to the extent otherwise required by applicable Law, Purchaser shall cause Purchaser Employee Plans that are “defined contribution pension plans” within the meaning of FAS87 to accept the enrollment of any non-U.S. Transferred Employees who participated in any of Seller’s defined benefit pension plans in the jurisdictions with no Transferred Employee Plans immediately prior to the Closing Date. In addition, Purchaser shall take all steps that are commercially reasonable to cause one or more analogous Purchaser Employee Plans to accept the enrollment of any non-U.S. Transferred Employees who participated in any Seller Employee Plan that is a “defined contribution pension plan” within the meaning of FAS87 immediately prior to the Closing Date (or, if applicable, the Deferred Employee Transfer Date) effective as of the Closing Date, or as promptly thereafter as may be administratively practicable, and, except where the assets in respect of a non-U.S. Transferred Employee in such “defined contribution pension plan” could be less than the Liabilities in respect of such non-U.S. Transferred Employee, or to the extent otherwise required by applicable Law, Seller shall cause to be transferred from each such plan the Liabilities and, as applicable, the assets for the account balances of those non-U.S. Transferred Employees as promptly after the Closing Date as may be administratively practicable.

(d) Defined Benefit Pension Plans.

(i)	Purchaser shall assume and be responsible in respect of each Transferred Employee who participated in a plan that is a “defined benefit pension plan” within the meaning of FAS87 as listed on Section 7.1(d)(i) of the Seller Disclosure Schedule for the Liabilities in relation to that plan (each such plan, a “Transferred Employee Plan” and each such Transferred Employee, a “Pension Plan Employee”) on the Closing Date. Seller shall retain and be responsible for the Liabilities in respect of each Transferred Employee under every other plan that is a “defined benefit pension plan” within the meaning of FAS87 and is not listed on Section 7.1(d)(i) of the Seller Disclosure Schedule.

(ii)	To the extent provided in Section 7.1(d)(ii) of the Seller Disclosure Schedule, Seller shall effect a transfer of assets from the Transferred Employee Plans in respect of the Liability for each Pension Plan Employee in such amounts as shall be reasonably determined by Seller’s actuary and in accordance with Section 7.1(d)(ii) of the Seller Disclosure Schedule (or such greater amounts as may be required by applicable Law) (the “Transfer Amount”), and Purchaser shall cause a Purchaser Employee Plan to accept such assets. Seller shall select the kind of assets to be transferred if there are alternate forms of assets that may be transferred under local Law or existing Contract, provided that such form is reasonably acceptable to Purchaser and permitted under the Contract or rules governing the relevant Purchaser Employee Plan. For purposes of this Section 7.1(d)(ii), the amount to be transferred shall be adjusted to take into account benefit payments made from the Transferred Employee Plans to the applicable Pension Plan Employees after the Closing Date but prior to the date of transfer by Seller or its Affiliates (“Interim Pension Payments”). The Interim Pension Payments shall be reasonably determined by the applicable plan’s administrator in accordance with actuarial advice and administrative practice. Any transfer of assets pursuant to this Section 7.1(d)(ii) shall be effected as soon as practicable after the Closing, but in any event within one (1) year after the Closing Date or, if later, the earliest date that is administratively practicable as reasonably determined by Seller; provided, however, that in no event shall such transfer take place until the receipt of any approval required by any Government Entity.

Section 7.2 Assumed Employee Liabilities.

(a) Except as required by applicable Law, Seller Parties shall remain responsible for paying, and shall indemnify Purchaser against, any Liabilities concerning the Employees (including Transferred Employees) and former Employees arising out of any act or omission of any Seller Party occurring prior to and through the Closing Date (or, if applicable, the Deferred Employee Transfer Date). In addition, for those Employees employed in Germany, Brazil, Canada, Korea, Sweden, Austria, and Venezuela, except as required by applicable Law, the Seller Parties shall remain responsible for paying, and shall indemnify Purchaser against, any Liabilities concerning any Employee (A) who refuses or objects to transfer to Purchaser in a jurisdiction where local Laws provide the Employee with the right to refuse or object to transfer to Purchaser or (B) who rejects an offer of employment with Purchaser (so long as the offer of employment by Purchaser complies with the requirements of Section 7.1(a)(ii)). Purchaser shall assume and be responsible for any Liabilities first arising out of or related to (I) any Transferred Employee’s post-Closing employment or termination of employment with Purchaser or any of its Affiliates after his or her Effective Hire Date (including any claim for severance, any statutory, contractual or common law termination pay, pay in lieu of notice of termination and any other compensation or benefits to which the applicable Transferred Employee may be entitled upon a termination of employment under any Law, plan, policy, practice or agreement in effect at the time of such termination of employment); (II) Purchaser’s or any of its Affiliates’ failure to provide any required notice of continued employment or to offer employment, as applicable, to any Employee pursuant to Section 7.1(a)(i) or (ii) (including where the process by which an offer is made is not consistent with the requirements of applicable Law); (III) any claim for termination of employment (including any claim or Liability for severance, any statutory, contractual or common law termination pay, pay in lieu of notice of termination and any other compensation or benefits to which the applicable Employee may be entitled upon a termination of employment under any plan, policy, practice or agreement) of any Employee (other than a Selected Employee) who is not offered employment on the Minimum Terms and Conditions of Employment by Purchaser and/or one of its Affiliates pursuant to Section 7.1(a)(ii); (IV) violation by Purchaser or any of its Affiliates of any Law or agreement, including any employee contracts, with respect to any Transferred Employee; (V) any Purchaser Employee Plan or Transferred Employee Plan, whether such Liabilities arise prior to, on or after the Closing; and (VI) failure to assume any employment contracts with Employees who will transfer in accordance with the Acquired Rights; provided, that Seller shall assume and be responsible for any such claims and Liabilities discussed in this Section 7.2(a) if Seller has failed to timely provide Purchaser with all information reasonably necessary for Purchaser to satisfy its obligations under this Article VII.

(b) Except as otherwise set forth in this Article VII, Purchaser shall indemnify, defend and hold harmless Seller and any of its Affiliates from and against, and promptly pay Seller for, any Liabilities imposed on Seller or any of its Affiliates resulting from the violation of the Acquired Rights or other local Laws by Purchaser or its Affiliates (including, but not limited to, any failure to provide Seller and any of its Affiliates with any proposed measures in relation to the treatment of Employees who will transfer in accordance with the Acquired Rights), and Seller shall indemnify, defend and hold harmless Purchaser and any of its Affiliates from and against, and promptly pay Purchaser for, any Liabilities imposed on Purchaser or any of its Affiliates resulting from the violation of the Acquired Rights or other local Laws by Seller or its Affiliates. To the extent, due to the Acquired Rights or other applicable local Laws or otherwise, Seller or any of its Affiliates incurs any Liabilities sustained or incurred by the affected Person that would otherwise be assumed by Purchaser under Section 7.2(a), Purchaser shall indemnify, defend and hold harmless Seller or such Affiliate, as applicable, from and against, and promptly pay Seller for, such Liability.

(c) If any Person other than a Transferred Employee claims that as a result of the transaction contemplated by this Agreement his contract of employment has transferred to Purchaser pursuant to the Acquired Rights or otherwise, the following process shall be followed:

(i)	Purchaser shall notify Seller in writing within seven (7) days of becoming aware of such claim (“Notification”);

(ii)	Purchaser may, at its option, within seven (7) days of “Notification” accept such Person’s claim and continue to employ them on terms similar to those which would have applied had such Person transferred as a Transferred Employee;

(iii)	within 21 days of Notification, provided Purchaser has not already confirmed that it is prepared to accept such Person’s claim, Seller may make, or may procure a Third Party to make, an offer of employment to such Person (in which case, Purchaser agrees at Seller’s request to release such Person immediately from its employment); and

(iv)	if no such offer is made, or is made and not accepted, Seller agrees to indemnify Purchaser against any Liabilities arising from the dismissal of such Person (including the cost of providing salary and contractual benefits up to and including the date of such dismissal) provided any dismissal takes effect within 42 days of Notification (or, if applicable, within the period of time required by local Law) and on the minimum notice which can lawfully be given.

(d) In the event that Purchaser’s offer of employment to, or employment during the Continuation Period of, a Transferred Employee in accordance with the Minimum Terms and Conditions of Employment triggers any right to severance, any statutory, contractual or common law termination pay, pay in lieu of notice of termination or any other compensation or benefits to which a Transferred Employee may be entitled upon a termination of employment under any Law, plan, policy practice or agreement that covers such Transferred Employee (collectively, “Severance Payments”) that is payable by Seller or any of its Affiliates, Purchaser shall indemnify and hold Seller and its Affiliates harmless from any such Liability that arises in connection with such right; provided, that Purchaser shall have no such obligation to indemnify and hold Seller and its Affiliates harmless from any such Liability if Seller has failed to timely provide Purchaser with all information reasonably necessary for Purchaser to satisfy its obligations under this Article VII, and likewise, that Purchaser shall have no such obligation to indemnify and hold Seller and its Affiliates harmless from any such Liability if Seller has failed to timely provide Purchaser with all information necessary for Purchaser to comply with local Laws setting forth information, notice or consultation requirements with trade unions, works’ councils, employees and/or employee representative bodies in connection with the Transactions as required by applicable local Law. To the extent that Purchaser does have an obligation to indemnify Seller, Seller shall provide Purchaser with a written notice not less than thirty (30) Business Days prior to the date of payment (the “Severance Payment Date”) of any Severance Payments payable to the Transferred Employees, setting forth its good faith estimate of the aggregate Severance Payments to be paid to the applicable Transferred Employees as of the date of such notice (the “Estimated Severance Payment Amount”). Purchaser shall deliver to Seller, not less than five (5) Business Days prior to the Severance Payment Date, an amount in cash equal to the Estimated Severance Payment Amount. Within ten (10) Business Days after the Severance Payment Date, Seller shall prepare, or cause to be prepared, in good faith and deliver to Purchaser a statement (the “Severance Payment Statement”) setting forth and calculating in reasonable detail the aggregate Severance Payments actually paid by Seller or any of its Affiliates (the “Actual Severance Payment Amount”) on the Severance Payment Date to the applicable Transferred Employees as of the relevant date (accompanied by reasonable support therefor). If: (a) the Actual Severance Payment Amount is greater than the Estimated Severance Payment Amount, then Purchaser shall pay to Seller an amount equal to such excess; (b) the

Estimated Severance Payment Amount is greater than the Actual Severance Payment Amount, then Seller shall pay to Purchaser an amount equal to such excess; or (c) the Estimated Severance Payment Amount is equal to the Actual Severance Payment Amount, then no payment will be made by either Seller or Purchaser. Any such payment made pursuant to this Section 7.2(d) shall be paid promptly (and in any event within 15 Business Days) after the delivery by Seller to Purchaser of the Severance Payment Statement, in cash in U.S. dollars, by wire transfer of immediately available federal funds to such bank account as shall be designated in writing by the recipient of such funds.

Section 7.3 Other Employee Matters.

(a) Seller and Purchaser agree to cooperate to coordinate all employee-related Tax withholdings and reporting for the year in which the Closing occurs.

(b) After the date of this Agreement, upon reasonable advance written notice, Seller shall reasonably cooperate with Purchaser and assist Purchaser and its Affiliates in its communications with the Employees; provided that such cooperation shall be conducted at Purchaser’s expense and in such manner as not to interfere with the normal operations of Sellers and its Affiliates. If requested, Purchaser shall reasonably cooperate with the Seller Parties in respect of the development and distribution of any announcement and communication to the employees of the Seller Parties, including Employees, with respect to this Agreement or any of the Transactions; provided that such cooperation shall be conducted at the Seller Parties’ expense.

(c) Prior to the Closing (or, if applicable, the Deferred Employee Transfer Date), (i) Seller and its Affiliates shall use commercially reasonable efforts to comply with any Law or other legal requirement (whether statutory or pursuant to any written agreement with, or the constitution of, any works council or other employee body), to consult with any Employees, a relevant trade union, a relevant works council or any other employee representatives in relation to the Transactions, including the obligation to inform and consult with the Employees and their representatives pursuant to the Acquired Rights, (ii) Purchaser and its Affiliates shall use commercially reasonable efforts to provide Seller with such information as Seller may reasonably request as is necessary to effectuate clause (i), and (iii) the Parties shall use commercially reasonable efforts to ensure that all relevant information and consultation with representatives of Employees who will transfer in accordance with the Acquired Rights takes place in good time.

(d) Prior to the Closing (or, if applicable, the Deferred Employee Transfer Date), Purchaser undertakes to keep the Employee Information in confidence including the following actions:

(i)	Purchaser shall restrict the disclosure of the Employee Information only to such of its respective employees, agents and advisors as is necessary for the purposes of complying with its obligations pursuant to this Agreement (and/or implementing the Transactions);

(ii)	the Employee Information shall not be used except for the purposes of complying with the obligations of Purchaser pursuant to this Agreement (and/or implementing the Transactions) and shall be returned to Seller or destroyed, at Seller’s election, if this Agreement is terminated; and

(iii)	Purchaser shall use its commercially reasonable efforts to comply with such additional obligations with respect to the confidential treatment of Employee Information as may be reasonably required in any particular jurisdiction to comply with any applicable data privacy Laws.

(e) Purchaser and Seller shall reasonably cooperate with each other to provide for an orderly transition of the Transferred Employees from Seller and the Other Sellers to Purchaser and to minimize the disruption to the respective businesses of the Parties resulting from the Transactions.

(f) To the extent required by applicable Law or reasonably requested by Seller or Purchaser in order to give effect to the intentions of this Article VII, Seller and Purchaser (or their respective Affiliates, as applicable), will enter into mutually acceptable tripartite, employer substitution or similar agreements to provide for the transfer of Employees to Purchaser and/or one of its Affiliates.

(g) During the Non-Solicitation Period, without Seller’s advance written consent or as expressly permitted by this Agreement or as otherwise required by applicable Law, Purchaser shall not, and shall not permit its Affiliates to, either directly or indirectly, either individually or acting in concert with another Person or Persons, solicit for employment or any similar arrangement, or hire, or assist any other Person in hiring, or otherwise use or solicit the services of (i) any of the employees of Seller or any of its Affiliates, or (ii) any former employees of Seller or any of its Affiliates until such time as the individual has not been employed by or provided services to, as applicable, Seller or any of its Affiliates for a continuous six (6) month period; provided, however, that nothing in this Section 7.3(g) shall prevent Purchaser from (x) conducting generalized employment searches, including placing bona fide public advertisements, that are not specifically targeted at such employees or former employees of Seller or any of its Affiliates or (y) hiring such employees or former employees of Seller or any of its Affiliates identified through such employment searches.

(h) During the Non-Solicitation Period, without Purchaser’s advance written consent, Seller shall not, and shall not permit its Affiliates to, either directly or indirectly, either individually or acting in concert with another Person or Persons, solicit for employment or any similar arrangement, or hire, or assist any other Person in hiring, or otherwise use or solicit the services of (i) any of the employees of the Business, or (ii) any former employee of the Business until such time as the individual has not been employed by or provided services to the Business for a continuous six (6) month period; provided, however, that nothing in this Section 7.3(h) shall prevent Seller from (x) conducting generalized employment searches, including placing bona fide public advertisements, that are not specifically targeted at such employees or former employees of the Business, (y) hiring such employees or former employees of the Business identified through such employment searches, except that under no circumstances shall Seller hire any Selected Employee who becomes employed by Purchaser prior to the 12 month anniversary of the Closing without Purchaser’s prior written consent unless such Person has been terminated by Purchaser or an Affiliate of Purchaser without cause, as determined by Purchaser or an Affiliate of Purchaser or (z) hiring or continuing to employ individuals who are employees of the Business as of the Closing Date but who do not become Transferred Employees.

(i) Purchaser and Seller acknowledge and agree that all provisions contained in this Article VII with respect to Transferred Employees are included for the sole benefit of Purchaser and Seller. Nothing in this Agreement, whether express or implied, shall (i) create any third party beneficiary or other rights in any other Person, including any current or former employees of Purchaser, Seller or their respective Affiliates, any participant in any Purchaser Employee Plan or the Seller Employee Plan, or any dependent or beneficiary thereof or (ii) require Purchaser, Seller or any respective Affiliate to continue any Purchaser Employee Plan or the Seller Employee Plan or prevent or require or constitute or be construed as the amendment, modification or termination thereof, except as specifically set forth herein.

Article VIII

CONDITIONS TO THE CLOSING

Section 8.1 Conditions to Each Party’s Obligation. The obligations of the Parties to effect the Closing are subject to the satisfaction (or waiver), at or prior to the Closing, of each of the following conditions:

(a) Required Approvals. All Required Approvals shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired.

(b) Settlement and Sale Order. The Settlement and Sale Order shall have been entered by the Bankruptcy Court and shall not be subject to a stay or have been vacated or reversed.

(c) No Prohibition. No Law shall be in effect prohibiting the consummation of the Transactions in any Material Jurisdiction.

(d) Plan Consummation. (i) Substantial consummation of the Chapter 11 Plan shall have occurred or (ii) Seller shall have provided other adequate assurances reasonably acceptable to Purchaser of Seller’s and the Other Sellers’ ability to perform their respective obligations under this Agreement and the Ancillary Agreements from and after the Closing.

Section 8.2 Conditions to Seller’s Obligation. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver), at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Article IV (Representations and Warranties of Purchaser) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any of such representations and warranties to be so true and correct, individually or in the aggregate, would not prevent, impede or materially delay Purchaser’s ability to effect the Closing or to perform its obligations under this Agreement and the Ancillary Agreements.

(b) Covenants. Each of the covenants and agreements of Purchaser contained in this Agreement that are to be performed at or prior to the Closing shall have been duly performed in all material respects.

(c) Closing Certificate. Seller shall have received a certificate signed by an authorized officer of Purchaser certifying as to the satisfaction of the conditions set forth in Section 8.2(a) and Section 8.2(b).

(d) Closing Deliverables. Seller shall have received those deliverables required to be delivered by Purchaser as set forth in Section 2.4, including each of the Ancillary Agreements, which shall be in final agreed form between the Parties.

(e) UK Pension Approvals. The RAA Deed and the Clearance Application shall have been approved by the Pension Regulator of the United Kingdom and shall not be subject to appeal or have been vacated or reversed, and the Pension Protection Fund shall have issued the PPF Non-Objection.

(f) Assignment. Purchaser shall have assigned all of its rights and obligations under this Agreement to one or more Purchaser Required Assigns to the extent required by Section 11.4; provided, however, that Purchaser shall not be required to assign the Trademark License Agreements to a Purchaser Assign and may enter into the Trademark License Agreements itself if consented to by Seller, such consent not to be unreasonably withheld, conditioned or delayed.

Section 8.3 Conditions to Purchaser’s Obligation. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver), at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller set forth in Article III (Representations and Warranties of Seller) shall be true and correct (without giving effect as to any “materiality” or “Material Adverse Effect” qualifier) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of Seller to be so true and correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b) Covenants. Each of the covenants and agreements of Seller contained in this Agreement that are to be performed at or prior to the Closing shall have been duly performed, except where the failure of Seller to perform such covenants and agreements would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(c) Closing Certificate. Purchaser shall have received a certificate signed by an authorized officer of Seller certifying as to the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b).

(d) Closing Deliverables. Purchaser shall have received those deliverables required to be delivered by Seller as set forth in Section 2.5, including each of the Ancillary Agreements, which shall be in final agreed form between the Parties.

(e) UK Pension Approvals. The RAA Deed shall have been approved by the Pension Regulator of the United Kingdom and shall not have been vacated or reversed.

(f) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

Article IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Parties;

(b) by either Party, by giving written notice to the other Party:

(i)	if the Settlement Agreement has been terminated in accordance with its terms; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure to fulfill any of such Party’s obligations under the Settlement Agreement has caused or resulted in such termination;

(ii)	if any Government Entity shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party whose failure to fulfill any of such Party’s obligations under this Agreement has caused or resulted in such Order; or

(iii)	if the Closing does not take place on or prior to October 2, 2013 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party whose failure to fulfill any of such Party’s obligations under this Agreement has caused or resulted in the failure of the Closing to occur prior to the Outside Date.

(c) by Purchaser if (i) there has been a breach of any representation, warranty, covenant or agreement made by Seller in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (x) 30 days after written notice thereof is given by Purchaser to Seller and (y) one Business Day prior to the Outside Date; provided, however, that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.1 and Section 8.2 not to be satisfied or (ii) (A) all of the conditions set forth in Section 8.1 and Section 8.2 (excluding conditions that, by their nature, are to be satisfied at the Closing) have been satisfied or waived and (B) Seller has failed to effect the Closing on the date the Closing is required to have occurred pursuant to Section 2.3; or

(d) by Seller if (i) there has been a breach of any representation, warranty, covenant or agreement made by Purchaser in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (x) 30 days after written notice thereof is given by Seller to Purchaser and (y) one Business Day prior to the Outside Date; provided, however, that Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.1 and Section 8.3 not to be satisfied or (ii) (A) all of the conditions set forth in Section 8.1 and Section 8.3 (excluding conditions that, by their nature, are to be satisfied at the Closing) have been satisfied or waived and (B) Purchaser has failed to effect the Closing on the date the Closing is required to have occurred pursuant to Section 2.3.

Section 9.2 Effects of Termination.

(a) If this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under or pursuant to this Agreement shall terminate without further liability of any Party to the other except for the provisions of Section 5.5 (Public Announcements), Section 5.9 (Transaction Expenses), Section 5.10 (Confidentiality), Section 6.1 (Transfer Taxes), Section 6.2 (Withholding Taxes), Section 7.3 (Other Employee Matters), Section 9.1 (Termination), this Section 9.2 (Effects of Termination) and Article XI (Miscellaneous); provided that neither the termination of this Agreement nor anything in this Section 9.2 shall relieve any Party from liability for any breach of this Agreement or bad faith conduct occurring before or in connection with the termination hereof.

Article X

SURVIVAL; INDEMNIFICATION

Section 10.1 Survival. No representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Ancillary Agreements) shall survive beyond the Closing Date, except for covenants and agreements that by their terms are to be satisfied after the Closing Date, which covenants and agreements shall survive until satisfied in accordance with their terms. No claim for indemnification may be asserted against any Party for breach of any covenant or agreement contained herein unless written notice of such claim is received by such Party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the date on which the covenant or agreement on which such claim is based ceases to survive as set forth in this Section 10.1. Notwithstanding the foregoing, any such claim for indemnification for which notice has been given prior to the date on which the covenant or agreement on which such claim is based ceases to survive as set forth in this Section 10.1 may be prosecuted to conclusion (and such Party seeking indemnification shall be entitled to be indemnified for all Losses related thereto, subject to the other limitations contained in this Article X) notwithstanding the subsequent expiration of such period.

Section 10.2 Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify, defend and hold harmless each Seller Party, its Affiliates (other than the Transferred Subsidiary), and its directors, officers, shareholders, partners, members, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Seller Indemnified Parties”) from, against and in respect of any Losses, whether in respect of Third Party Claims, claims between the parties hereto, or otherwise but excluding Indirect Losses (subject to the limitations set forth herein, “Indemnified Losses”), arising out of or related to (a) the breach of or default in the performance by Purchaser of any covenant, agreement or obligation to be performed by Purchaser pursuant to this Agreement after Closing or (b) the Assumed Liabilities.

Section 10.3 Indemnification by Seller. From and after the Closing, Seller shall, jointly and severally, and each of the Other Sellers, severally and solely with respect to its own actions, circumstances and breaches (and solely to the extent such action, circumstance or breach is the cause of such Indemnified Loss), shall indemnify, defend and hold harmless Purchaser and each of its Affiliates, directors, officers, shareholders, partners, members, agents, representatives and employees and their heirs, successors and permitted assigns (the “Purchaser Indemnified Parties” and, together with the Seller Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Indemnified Losses arising out of or related to (a) the breach of or default in the performance by Seller of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement after Closing or (b) the Excluded Liabilities; provided, however, that from and after the execution and delivery of any BFN Local Transfer Agreement following the acceptance of the relevant BFN Irrevocable Offer, any Liabilities assumed by Purchaser or its designated Foreign Acquisition Entity pursuant to such BFN Local Transfer Agreement shall not be Excluded Liabilities for the purpose of this Section 10.3.

Section 10.4 Indemnification Procedures.

(a) In the event that any written claim or demand for which an indemnifying party (an “Indemnifying Party”) may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a Third Party (a “Third Party Claim”), such Indemnified Party shall promptly, but in no event more than 30 days following such Indemnified Party’s receipt of a Third Party Claim, notify the Indemnifying Party in writing of such Third Party Claim (a “Claim Notice”); provided, however, that the failure to give a Claim Notice within 30 days shall affect the rights of an Indemnified Party hereunder only to the extent that such failure has a prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall have 30 days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim.

(b) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnified Party shall participate in any such defense at its expense unless (i) the Indemnified Party shall have reasonably concluded that representation of the Indemnified Party’s interests by the Indemnifying Party’s counsel would be inappropriate due to actual or potential differing interests between them or (ii) the Indemnified Party assumes the defense of a Third Party Claim after the Indemnifying Party has failed to diligently pursue a Third Party Claim it has assumed, as provided in the first sentence of Section 10.4(c), in which case the Indemnifying Party shall pay the expenses of the Indemnified Party’s counsel. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would result in (i) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, (ii) a finding or admission of a violation of Law (except Tax Law) or violation of the rights of any Person by the Indemnified Party or any of its Affiliates or (iii) any monetary liability of the Indemnified Party that will not be promptly paid or reimbursed by the Indemnifying Party.

(c) If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) the Third Party Claim seeks injunctive relief that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates or (iii) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within ten (10) days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. The Indemnified Party shall not settle a Third Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Party controlling the defense of any Third Party Claim shall, at the reasonable request of the non-controlling party, inform the non-controlling party of the status of such Third Party Claim.

(d) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by providing access to each other’s relevant business records and other documents, and employees; it being understood that the costs and expenses of the Indemnified Party relating thereto shall be Losses.

(e) The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 10.5 Adjustments to Losses.

(a) Insurance. In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person in each case relating to the Third Party Claim or the Direct Claim, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted, except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such Loss. In the event that an Indemnified Party has any rights against a Third Party with respect to any occurrence, claim or loss that results in a payment by an Indemnifying Party under this Article X, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided that until the Indemnified Party recovers full payment of the Loss related to any such Direct Claim, any and all claims of the Indemnifying Party against any such Third Party on account of said indemnity payment is hereby expressly made subordinate and subject in right of payment to the Indemnified Party’s rights against such Third Party. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(b) Taxes. Any amount of any Loss for which reimbursement or indemnification is provided under Article VI (Tax Matters), Article VII (Employment Matters) or this Article X shall be (i) decreased by any Tax benefit actually realized as a decrease in Taxes payable by the Indemnified Party (or any Affiliate thereof) as a result of the incurrence or payment of any such Loss (including as a result of the facts, matters, events or circumstances giving rise to such Losses), and (ii) increased by any Tax cost actually incurred as an increase in Taxes payable by the Indemnified Party (or any Affiliate thereof) as a result of the receipt or accrual of the indemnification payment so that the amount received by the Indemnified Party (or Affiliate) is the amount which it would have received had the Tax cost not been incurred. For purposes of this Section 10.5(b), the Seller Parties and Purchaser shall reasonably cooperate in good faith as to the amounts of any adjustments pursuant to (i) and (ii) of the preceding sentence.

(c) Reimbursement. If an Indemnified Party recovers an amount from a Third Party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article X, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the Third Party in respect thereof, less (ii) the full amount of Loss.

(d) Mitigation. Each Indemnified Party shall use its commercially reasonable efforts to mitigate any indemnifiable Loss. In the event an Indemnified Party fails to use commercially reasonable efforts to mitigate an indemnifiable Loss, the Indemnifying Party shall have no liability for any portion of such Loss that reasonably would have been avoided had the Indemnified Party made such efforts.

Article XI

MISCELLANEOUS

Section 11.1 Remedies. No failure to exercise, and no delay in exercising, any right, remedy, power or privilege under this Agreement by any Party will operate as a waiver of such right, remedy, power or privilege, nor will any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege.

Section 11.2 No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.3 Consent to Amendments; Waivers. No Party shall be deemed to have waived any provision of this Agreement or any of the other Ancillary Agreements unless such waiver is in writing, and then such waiver shall be limited to the circumstances set forth in such written waiver. This Agreement shall not be amended, altered or qualified except by an instrument in writing signed by all the parties hereto or thereto, as the case may be.

Section 11.4 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations or novate any of its rights or obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Party (other than as provided in this Section 11.4). Notwithstanding the foregoing sentence, prior to Closing and following written notice to Seller no later than three (3) Business Days prior to the effective date of the assignment and/or novation, Purchaser shall assign and/or novate all of its rights and obligations under this Agreement, effective at Closing, to one or more direct or indirect wholly-owned Subsidiaries of Purchaser (each such entity, a “Purchaser Required Assign” and such assignment and/or novation, a “Required Transfer”) and shall cause the Purchaser Required Assign to execute and deliver the Ancillary Agreements at Closing; provided, that (a) a Required Transfer does not delay or impede the consummation of the Transactions or impair the rights of any Seller Party under this Agreement or any Ancillary Agreements, (b) a Required Transfer does not result in additional Taxes being imposed on the Seller Parties or being withheld from the Purchase Price payable hereunder and (c) each Purchaser Required Assign shall be jointly and severally liable for all obligations under this Agreement and the Ancillary Agreements. Following the Required Transfers, a Purchaser Required Assign shall not assign any of its rights or delegate any of its obligations under this Agreement or novate any of its rights or obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of Seller, provided that a Purchaser Required Assign may, following notice in writing to Seller no later than three (3) Business Days prior to the effective date of the assignment, delegation or novation, assign, delegate or novate all or some of its rights or obligations under this Agreement to any direct or indirect wholly-owned subsidiary of a Purchaser Required Assign (each such entity a “Purchaser Permitted Assign” and together with each Purchaser Required Assign, a “Purchaser Assign”, and each such assignment, delegation or novation a “Permitted Transfer”); provided, further, that (x) all Purchaser Required Assigns remain jointly and severally liable with such Purchaser Permitted Assignee for all obligations of the Purchaser Required Assigns under this Agreement, (y) such Permitted Transfer does not delay or impede the consummation of the Transactions or impair the rights of any Seller Party under this Agreement or any Ancillary Agreements and (z) such Permitted Transfer does not result in additional Taxes being imposed on the Seller Parties or being withheld from the Purchase Price payable hereunder. Any attempted or purported assignment in violation of this Section 11.4 shall be null and void. Notwithstanding anything contained in this Section 11.4 to the contrary, any obligation of any Party to the other Party under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such first Party, other than as a result of a Required Transfer or a Permitted Transfer, shall be deemed to have been performed, satisfied or fulfilled by such Party. The Parties agree that, notwithstanding anything else set forth in this Section 11.4 or in Section 5.6(a), Purchaser, rather than a Purchaser Assign, on Closing may enter into the Trademark License Agreements (or thereafter assign, novate or otherwise transfer the Trademark License Agreements to Purchaser or New Pension Plan or an Affiliate of New Pension Plan) and satisfy such part of the Purchase Price as is allocated to the Trademark License Agreements (in each case on its own behalf) with the consent of Seller, not to be unreasonably withheld, conditioned or delayed.

Section 11.5 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) Any questions, claims, disputes, remedies or Actions arising from or related to this Agreement, and any relief or remedies sought by any Parties, shall be governed exclusively by the Laws of the State of New York applicable to contracts made and to be performed in such state and without regard to the rules of conflict of Laws of any other jurisdiction.

(b) To the fullest extent permitted by applicable Law, each Party: (i) agrees that any claim, action or proceeding by such Party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the Transactions shall be brought only in the Bankruptcy Court, if brought prior to the entry of a final decree closing the Bankruptcy Cases, and in the Federal Courts in the Southern District of New York and the state courts of the State of New York, County of New York (collectively, the “New York Courts”), if brought after entry of a final decree closing the Bankruptcy Cases, and shall not be brought, in each case, in any other court in the United States of America; (ii) agrees to submit to the jurisdiction of the Bankruptcy Court and the New York Courts, as applicable, pursuant to the preceding clause (a) and this clause (b) for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the Transactions; (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of such Action brought in any such court or any claim that any such Action brought in such court has been brought in an inconvenient forum; (iv) agrees that the mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 11.6 or any other manner as may be permitted by Law shall be valid and sufficient service thereof; and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 0.

Section 11.6 Notices. All demands, notices, communications and reports provided for in this Agreement shall be in writing and shall be either sent by facsimile transmission with confirmation to the number specified below or personally delivered or sent by reputable overnight courier service (delivery charges prepaid) to any Party at the address specified below, or at such address, to the attention of such other Person, and with such other copy, as the recipient Party has specified by prior written notice to the sending Party pursuant to the provisions of this Section 11.6.

If to Seller, to:

Eastman Kodak Company

343 State Street

Rochester, New York 14650-0218

Attention: General Counsel

Telephone: (585) 724-9549

Facsimile: (585) 724-1089

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Attention: Andrew G. Dietderich

                  Stephen M. Kotran

Telephone: (212) 558-4000

Facsimile: (212) 558-3588

and a copy to:

Nixon Peabody LLP

1100 Clinton Square

Rochester, New York 14604

Attention: Deborah J. McLean

Telephone: (585) 263-1687

Facsimile: (866) 666-0233

If to Purchaser, to:

KPP Trustees Limited

c/o Ben Harris, Secretary of the Trustee

Aon Hewitt

Verulam Point

Station Way

St. Albans AL1 5HE

Attention: Ben Harris

Telephone: +44 1727 888 523

Facsimile: +44 1372 845 029

and

Ross Trustees Limited

FAO: Steven Ross

Davidson House

Forbury Square

Reading

Surrey RG1 3EU

Attention: Steven Ross

Telephone: +44 1189 001 323

with a copy to:

Hogan Lovells US LLP

875 3rd Avenue

New York, New York 10022

Attention: Christopher R. Donoho, III

                    Michael J. Silver

Telephone: (212) 918-3000

Facsimile: (212) 918-3100

and a copy to:

Hogan Lovells International LLP

Atlantic House, Holborn Viaduct

London EC1A 2FG, United Kingdom

Attention: Katie Banks

Telephone: + 44 20 7296 2000

Facsimile: + 44 20 7296 2001

Any such demand, notice, communication or report shall be deemed to have been given pursuant to this Agreement when delivered personally, when confirmed if by facsimile transmission, or on the second (2nd) calendar day after deposit with a reputable overnight courier service (or when actually delivered, if earlier), as applicable.

Section 11.7 Exhibits; Seller Disclosure Schedules.

(a) The Seller Disclosure Schedule and the Exhibits attached hereto constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein.

(b) The disclosure of any matter in one section or subsection of the Seller Disclosure Schedule, as applicable, shall not be deemed to be a disclosure for any other section or subsection of the Seller Disclosure Schedule unless either (i) (x) it is readily apparent on the face of such disclosure (and without reference to the contents of any Contract or document or other materials referenced in such disclosure) that such matter is pertinent to another section or subsection of the Seller Disclosure Schedule and (y) such disclosure is only with respect to Article III, in which case such disclosure shall only modify other disclosure with respect to Article III, or (ii) an express cross-reference to such matter in such section or subsection of the Seller Disclosure Schedule is contained in such other section or subsection of the Seller Disclosure Schedule. The mere inclusion of any item in any section or subsection of the Seller Disclosure Schedule as an exception to any representation or warranty or otherwise shall not be deemed to constitute an admission by Seller or Purchaser, as applicable, or to otherwise imply, that any such item has had or is reasonably likely to have a Material Adverse Effect or otherwise represents an exception or material fact, event or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. The sections or subsections of the Seller Disclosure Schedule are arranged in sections corresponding to the numbered and lettered sections and subsections of this Agreement. Matters disclosed in any section or subsection of the Seller Disclosure Schedule are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature or impose any duty or obligation to disclose any information beyond what is required by this Agreement, and disclosure of such additional matters shall not affect, directly or indirectly, the interpretation of this Agreement or the scope of the disclosure obligations hereunder. The reference to any Contract or other documents or materials in any section or subsection of the Seller Disclosure Schedule shall be deemed to include all terms and conditions of, and schedules and annexes to, such Contract or other document or materials that have been made available to Seller and its representatives or Purchaser and its representatives, as applicable. Headings inserted in the sections or subsections of the Seller Disclosure Schedule are for convenience of reference only and shall to no extent have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

Section 11.8 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

Section 11.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 11.10 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement set forth the entire understanding of the Parties relating to the subject matter thereof, and all prior or contemporaneous understandings, agreements, representations and warranties, whether written or oral, are superseded by this Agreement, the Ancillary Agreements and the Confidentiality Agreement, and all such prior or contemporaneous understandings, agreements, representations and warranties are hereby terminated. In the event of any irreconcilable conflict between this Agreement and any of the other Ancillary Agreements or the Confidentiality Agreement, the provisions of this Agreement shall prevail, regardless of the fact that certain other Ancillary Agreements may be subject to different governing Laws.

Section 11.11 Availability of Equitable Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to equitable relief to prevent or remedy breaches of this Agreement, without the proof of actual damages, including in the form of an injunction or injunctions or Orders for specific performance in respect of such breaches. Each Party agrees to waive any requirement for the security or posting of any bond in connection with any such equitable remedy. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of the provisions of this Agreement.

Section 11.12 Bulk Sales Laws. Subject to the entry of the Settlement and Sale Order, each Party waives compliance by the other Party with any applicable bulk sales Law.

Section 11.13 Joint Negotiation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 11.14 Headings. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have duly executed this Stock and Asset Purchase Agreement as of the date first written above.

EASTMAN KODAK COMPANY, AS DEBTOR-IN-POSSESSION

By:	/s/ Antonio M. Perez
Name:	Antonio M. Perez
Title:	Chairman & CEO

QUALEX INC., AS DEBTOR-IN-POSSESSION

By:	/s/ William G. Love
Name:	William G. Love
Title:	Treasurer

KODAK (NEAR EAST) INC., AS DEBTOR-IN-POSSESSION

By:	/s/ William G. Love
Name:	William G. Love
Title:	Treasurer

KPP TRUSTEES LIMITED, AS TRUSTEE FOR THE KODAK PENSION PLAN OF THE UNITED KINGDOM

By:	/s/ Steven Ross
Name:	Steven Ross
Title:	Sole Director of Ross Trustees Ltd.